



































LifetimeBrands

cm
THE BAKING EXPERTS

copco

TAYLOR

KitchenAid

MIKASA

Beautiful

PlanetBox

FARBERWARE

rabbit

Dolly

S'well

BUILT

KitchenCraft

chef'n

Annual Report 2023



2023 SHAREHOLDER LETTER

This past year was another year where macroeconomic factors were the driving force behind Lifetime Brands' financial performance. In a challenging end-market environment, once again Lifetime was able to maintain its leading market positions and produce solid financial results, which are a strong endorsement of Lifetime's strategy. As we enter a new year with a proven playbook to compete and win in the marketplace and a strong financial position, we believe that we are well positioned to accelerate our progress and unlock value for our shareholders.

This past year, we laid important groundwork for Lifetime to capitalize on significant opportunities we see in 2024 and beyond. Among other achievements, Lifetime:

Capitalized on tailwinds. Recovery in our core U.S. business accelerated in the last nine months of 2023 as retailer purchasing behavior normalized. Lifetime's strong market share position and focus on execution helped us to perform well in comparison to the market and our peers. With inventory management and global supply chain issues largely in the rearview, we expect that the investments we have made to enhance our portfolio of brands and our disciplined management of the business will serve us well as we move into 2024 and beyond.

Executed on our international growth strategy. In 2023, we benefited from infrastructure investments in Europe that are increasing Lifetime's competitive edge and ability to win market share even as end-market challenges continue. We implemented a new direct go-to-market strategy in Australia and New Zealand and have made encouraging progress driving significant margin improvements to enhance profitability. In addition, the continued rollout of our direct go-to-market strategy in other major geographies driven by our core brands, including KitchenAid, KitchenCraft, La Cafetière, and Mikasa, is expected to provide topline growth beginning in 2024.

Advanced our commercial food service initiative. Over the course of 2023, Lifetime made significant investments in our food service business, which is continuing to gain market share. This initiative is focused on developing a complete front-of-house product line similar in scope and quality to the top existing names, and we expect this business to achieve meaningful growth in 2024.

Teamed up with Dolly Parton. Last year, we were excited to sign a license for a line of Dolly Parton-branded products to help expand our customer reach and drive additional sales. We have already added new products across several categories to this powerful brand and expect to begin adding incremental growth with shipments beginning in the second half of 2024.

Additionally, we took important steps to reinforce our healthy balance sheet and minimize our exposure to event risk over the next several years. As a result, we are starting the year with a strong financial position that we expect will enable continued deleveraging and disciplined investments to drive growth. As we look to the future, we expect to continue to build on our steady cash flow generation and remain disciplined in our capital allocation approach to enhance value for our shareholders.

With our leading portfolio of widely recognized brands with multi-channel growth opportunities, a strong innovation engine, a resilient and efficient business model, and a healthy balance sheet, we are looking forward to another year of delivering on our strategy to unlock our full potential.



Robert B. Kay
Chief Executive Officer



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K

_____

☒ ANNUAL REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2023

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number: 0-19254

_____

LIFETIME BRANDS, INC.

(Exact name of registrant as specified in its charter)

_____

Delaware	**11-2682486**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

1000 Stewart Avenue, Garden City, New York 11530
(Address of principal executive offices, including Zip Code)

(516) 683-6000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value	LCUT	The Nasdaq Global Select Market
(Title of each class)	**(Trading Symbol)**	**(Name of each exchange on which registered)**

Securities registered pursuant to Section 12(g) of the Act: None

_____

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of 12,721,286 shares of the voting common equity held by non-affiliates of the registrant as of June 30, 2023, the last day of the registrant's most recently completed second fiscal quarter, was approximately $71,875,266. Directors, executive officers, and trusts controlled by said individuals are considered affiliates for the purpose of this calculation and may not necessarily be considered affiliates for any other purpose.

The number of shares of common stock, par value $0.01 per share, outstanding as of February 29, 2024, was 21,808,141.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the registrant's definitive proxy statement for the 2024 Annual Meeting of Stockholders to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 are incorporated by reference in Part III of this Annual Report.

LIFETIME BRANDS, INC.
FORM 10-K

TABLE OF CONTENTS

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K of Lifetime Brands, Inc. (the "Company" and, unless the context otherwise requires, references to the "Company" shall include its consolidated subsidiaries) contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements include information concerning, among other things, the Company's and its subsidiaries' plans, objectives, goals, strategies, future events, future revenues, performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings *Business* and *Management's Discussion and Analysis of Financial Condition and Results of Operations* included in Item 1 of Part I and Item 7 of Part II, respectively. When used in this Annual Report on Form 10-K, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes," "may," "should," "seeks," "will," "potential" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, the Company's assessment of historical operating trends and the application of that assessment with regards to future periods, are based upon the Company's current expectations, projections, various assumptions, intentions and/or beliefs related to future events or occurrences. The Company believes there is a reasonable basis for its expectations and assumptions, but there can be no assurance that the Company will realize its expectations or that the Company's assumptions will prove correct.

There are a number of risks and uncertainties that could cause the Company's actual results to differ materially from the forward-looking statements contained in this Annual Report. Important factors that could cause the Company's actual results to differ materially from those expressed as forward-looking statements are set forth in this Annual Report, including the risk factors discussed in Part I, Item 1A under the heading *Risk Factors.* The timing of certain events and circumstances and known and unknown risks and uncertainties could cause our actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Accordingly, you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities.

These forward-looking statements are based on information available as of the date of this Annual Report on Form 10-K. Except as may be required by law, the Company undertakes no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

RISK FACTORS SUMMARY

We are subject to a variety of risks and uncertainties. The following is a summary of the principal risks that we deem material to an investment in our common stock, all of which are more fully described in, and should be read in conjunction with, Item 1A. "Risk Factors" in this Annual Report on Form 10-K.

Macroeconomic risks
- The Company's business may be materially adversely affected by market conditions and by global and economic conditions and other factors beyond its control.
- The Company's results of operations could be negatively impacted by inflation or deflation in supply chain costs, including raw materials, sourcing, transportation and energy, and other price fluctuations caused by factors beyond its control.
- The Company's business may be materially adversely affected by the imposition of tariffs and other trade policies implemented by the U.S. and other governments.
- Legislative or regulatory initiatives related to climate change could have a material adverse effect on our business.
- The Company's ability to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by macroeconomic and company-specific events, as well as the financial condition of insurers.

Liquidity and financial risks
- The Company has substantial indebtedness and the highly seasonal nature of the Company's business impacts its borrowing needs.
- The Company's failure to meet certain covenants or comply with other requirements of its Debt Agreements (as defined below) may materially and adversely affect the Company's assets, financial position and cash flows.
- The Company's borrowings are subject to interest rate fluctuations and an increase in interest rates could adversely affect the Company's financial results.
- The Company's inability to complete future acquisitions or strategic alliances and/or integrate acquired businesses could have a material adverse effect on the Company's business and results of operations.

- Foreign exchange variability and currency controls could materially adversely affect the Company's operating results and financial condition.
- The Company's business requires it to maintain large fixed costs that can affect its profitability.
- Cost reduction efforts may not be successful and restructuring benefits may not be realized.
- If the Company's goodwill or other long-term assets become impaired, the Company will be required to record impairment charges, which may be significant.
- The Company's projections of product demand, sales and net income are highly subjective in nature and the Company's future sales and net income could vary materially from the Company's projections.
- Increases in the cost of employee benefits could materially adversely impact the Company's financial results and cash flows.

Customer risks
- The Company faces intense competition from other companies worldwide and if the Company is unable to compete successfully, the Company's business, results of operations and financial condition could be materially and adversely affected.
- Changes in the Company's customer purchasing practices could materially adversely affect the Company's operating results.
- Changes at the Company's large customers, or actions taken by them, and consolidation in the retail industry could materially adversely affect the Company's operating results.
- The rapidly changing retail environment could result in the loss of, or a material reduction in, sales to the Company's brick-and-mortar customers, which could materially adversely affect the Company's business, results of operations, financial condition and cash flows.
- Demand for new products and the inability to develop and introduce new competitive products at favorable profit margins could adversely affect the Company's performance and prospects for future growth.

Supply chain risks
- The Company's reliance on international suppliers subjects the Company to regional regulatory, man-made or natural disasters, health epidemics, political or military conflicts, and economic and foreign currency exchange risk that could materially and adversely affect the Company's operating results.
- The Company's international trade activity subjects it to transportation risks.
- The Company depends on third-party manufacturers to produce the majority of its products, which presents quality control risks to the Company.
- The Company's product costs are subject to price fluctuation.

Intellectual property risks
- The loss of certain licenses or material changes in royalty rates could materially adversely affect the Company's operating margin and cash flow.
- The Company may not be able to adequately establish or protect its intellectual property rights, and the infringement or loss of the Company's intellectual property rights could harm its business.
- If the Company is unable to protect the confidentiality of its proprietary information and know-how, the value of the Company's technology, products and services could be harmed significantly.
- The Company's brands are subject to reputational risks and damage to the Company's brands or reputation could adversely affect its business.

Operational and regulatory risks
- Interruptions in the Company's operations caused by outside forces could cause material losses.
- The Company's international operations present special challenges that the Company may not be able to meet, and this could materially and adversely affect the Company's financial results.
- The Company operates in a regulated environment that imposes significant compliance requirements. Non-compliance with these requirements could subject the Company to sanctions and materially adversely affect the Company's business.
- New and future laws and regulations governing the Internet and e-commerce could have a material adverse effect on the Company's business, results of operations and financial condition.

- Climate change, environmental, social and governance and sustainability initiatives may result in regulatory or structural industry changes that could require significant operational changes and expenditures, reduce demand for the Company's products and adversely affect our business, financial condition, and results of operations. A failure in or compromise of the Company's operating systems or infrastructure or those of third parties could disrupt the Company's business and cause losses.
- The Company is subject to cyber security and ransomware risks and may incur increasing costs in efforts to minimize those risks and to comply with regulatory standards.
- The Company sells consumer products which involve an inherent risk of product liability claims.
- The Company may incur material costs due to environmental liabilities which could have a material adverse effect on the Company's business, financial condition and results of operations.
- The Company's executives and other key employees are critical to the Company's success. The loss of and/or failure to attract and maintain its highly skilled employees could adversely affect the Company's business.
- As a result of the Company's acquisition of Filament, Taylor Parent has significant influence over the Company and its interests may conflict with the Company's or those of its stockholders in the future.

WHERE YOU CAN FIND OTHER INFORMATION

The Company is required to file its Annual Reports on Forms 10-K, Quarterly Reports on Forms 10-Q, Current Reports on Form 8-K, and other reports and documents as required from time to time with the United States Securities and Exchange Commission (the "SEC"). The Company also maintains a website at *http://www.lifetimebrands.com*. Information contained on this website is not a part of or incorporated by reference into this Annual Report. The Company makes available on its website the Company's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after these reports are filed with or furnished to the SEC. Users can access these reports free of charge on the Company's website. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding the Company's electronic filings with the SEC at *http://www.sec.gov*.

The Company intends to use its website as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Such disclosures will be included on the Company's website in the 'Investor Relations' section. Accordingly, investors should monitor such portion of the Company's website, in addition to following the Company's press releases, SEC filings and public conference calls and webcasts.

PART I

Item 1. Business

OVERVIEW

The Company designs, sources and sells branded kitchenware, tableware and other products used in the home and markets its products under a number of widely-recognized brand names and trademarks, which are either owned or licensed by the Company or through retailers' private labels and their licensed brands. The Company's products, which are targeted primarily towards consumers purchasing moderately priced kitchenware, tableware and housewares, are sold through virtually every major level of trade. The Company generally markets several lines within each of its product categories under more than one brand. The Company sells its products directly to retailers (who may resell the Company's products through their websites) and, to a lesser extent, to distributors. The Company also sells a limited selection of its products directly to consumers through its own websites.

The Company's product categories include two categories of products used to prepare, serve and consume foods, Kitchenware (kitchen tools and gadgets, cutlery, kitchen scales, thermometers, cutting boards, shears, cookware, pantryware, spice racks and bakeware) and Tableware (dinnerware, stemware, flatware and giftware); and one category, Home Solutions, which comprises other products used in the home (thermal beverageware, bath scales, weather and outdoor household products, food storage, neoprene travel products and home décor).

The Company continually evaluates opportunities to expand the reach of its brands and to invest in other companies, both foreign and domestic, that own or license complementary brands.

The Company has a presence in international markets through subsidiaries and affiliate companies that are based outside of the United States. Lifetime Brands Europe Limited is a wholly-owned subsidiary doing business as Kitchen Craft. Kitchen Craft is a leading supplier of kitchenware and tableware products and accessories in the United Kingdom ("U.K.") and in over 80 other countries. Lifetime Brands Europe Limited's brand development and design teams, administrative teams, and distribution operate out of a state of the art facility in Aston, England.

The Company also has a subsidiary in the People's Republic of China ("China") to supply kitchenware and tableware products to the Chinese market and a subsidiary based in Hong Kong to facilitate the sale of its products to Australia, other parts of Asia and smaller markets elsewhere in the world. The Company has a presence in Canada through a strategic alliance with a Canadian company to distribute many of the Company's products in Canada.

The Company is a Delaware corporation, incorporated on December 22, 1983.

The Company's top brands and their respective product categories as of December 31, 2023 are:

Brand	Licensed/Owned	Product Category
Farberware®	Licensed [1]	Kitchenware
KitchenAid®	Licensed	Kitchenware
Mikasa®	Owned	Tableware and Home Solutions
Taylor®	Owned	Kitchenware and Home Solutions
Pfaltzgraff®	Owned	Kitchenware, Tableware and Home Solutions
BUILT NY®	Owned	Home Solutions
S'well®	Owned	Home Solutions
Fred® & Friends	Owned	Kitchenware
KitchenCraft®	Owned	Kitchenware
Rabbit®	Owned	Kitchenware
Kamenstein®	Owned	Kitchenware

[1] The Company has a royalty free license to utilize the Farberware® brand, primarily for its kitchenware products, for a term that expires in 2195, subject to earlier termination under certain circumstances.

With the exception of the Company's sterling silver products, the Company sources almost all of its products from suppliers located outside the United States, primarily in China. The Company manufactures its sterling silver products at a leased facility in San Germán, Puerto Rico and fills canisters with spices and assembles spice racks at its owned distribution facility in Winchendon, Massachusetts.

BUSINESS SEGMENTS

The Company has two reportable operating segments, U.S. and International. The U.S. segment includes the domestic operations of the Company's business that design, market and distribute its products to retailers, distributors and directly to consumers through retail websites. The International segment consists of certain business operations conducted outside the U.S.

Additional information regarding the Company's reportable segments is included in NOTE 13 — BUSINESS SEGMENTS of the Notes to the consolidated financial statements included in Item 15.

CUSTOMERS

The Company's wholesale customers include mass market merchants, specialty stores, department stores, warehouse clubs, grocery stores, off-price retailers, food service distributors, food and beverage outlets, corporate sales and e-commerce.

The Company's products are sold globally to a diverse customer base including mass market merchants (such as Walmart and Target), specialty stores (such as Williams Sonoma and Dunelm), department stores (such as Macy's, Kohl's and Belk), warehouse clubs (such as Costco, and BJs), grocery stores (such as Publix, Kroger, Meijer, and Winn-Dixie), off-price retailers (such as TJX Companies, Ross Stores and Big Lots), food service distributors (such as US Foods, Clark Food Service and Jetro), food and beverage outlets (such as Starbucks) and e-commerce (such as Amazon). The Company also does business with independent retailers, including through business-to-business websites aimed at independent retailers.

The Company also operates its own consumer websites that provide information about the Company's products and offer consumers the opportunity to purchase a limited selection of the Company's products directly.

During the years ended December 31, 2023, 2022 and 2021, Wal-Mart Stores, Inc., including Sam's Club, ("Walmart"), accounted for 21%, 19% and 18% of consolidated net sales, respectively. During the years ended December 31, 2023, 2022, and 2021, sales to Costco Wholesale Corporation ("Costco") accounted for 11%, 13%, and 12% of consolidated net sales. During the year ended December 31, 2023, 2022 and 2021, Amazon.com Inc., ("Amazon"), accounted for 11%, 11% and 12% of consolidated net sales. Sales to Costco and Amazon are included in the Company's U.S. and International segments. No other customers accounted for 10% or more of the Company's sales during these periods.

DISTRIBUTION

The Company sells its products directly to retailers and, to a lesser extent, to distributors. The Company also sells a limited quantity of the Company's products to individual consumers and smaller retailers through its own websites. The Company operates distribution facilities at the following locations:

Location	Size (square feet)
Rialto, California	703,000
Robbinsville, New Jersey	700,000
Aston, England	228,000
Winchendon, Massachusetts	175,000
Las Cruces, New Mexico	47,000
Medford, Massachusetts	5,600

Additionally, the Company uses third-party operated distribution facilities to supplement its distribution capacity, including a major distribution facility located in Rotterdam, Netherlands. As of December 31, 2023, the Company occupied 27,000 square feet of this facility.

SALES AND MARKETING

The Company's sales and marketing staff coordinates directly with its wholesale customers to devise marketing strategies and merchandising concepts and to furnish advice on advertising and product promotion. The Company has developed many promotional programs for use in the ordinary course of business to promote sales throughout the year.

The Company's sales and marketing efforts are supported from its principal office and showroom in Garden City, New York, as well as showrooms in New York, New York; Medford, Massachusetts; Atlanta, Georgia; Bentonville, Arkansas; Issaquah, Washington; Pawtucket, Rhode Island; Menomonee Falls, Wisconsin; and Aston, England.

The Company generally collaborates with its largest wholesale customers and in many instances produces specific versions of the Company's product lines with exclusive designs and/or packaging for them.

DESIGN AND INNOVATION

At the heart of the Company is a culture of innovation and new product development. The Company's global in-house design and development teams currently consist of approximately 90 professional designers, artists and engineers. Utilizing the latest available design tools, technology and materials, these teams create new products, redesign existing products and create packaging and merchandising concepts.

SOURCES OF SUPPLY

The Company sources its products from hundreds of suppliers, almost all of which are located outside the United States (other than the suppliers for the Company's sterling silver products). Most of the Company's suppliers are located in China. The Company also sources products from suppliers across various countries including, Hong Kong, Taiwan, Japan, South Korea, Vietnam, Myanmar, Singapore, Malaysia, Philippines, Thailand, India, Bangladesh, the United States, Mexico, the U.K., Italy, Portugal, Poland, Sweden, Turkey, Belgium, Germany, Czech Republic, Slovakia, Cambodia, Indonesia, and New Zealand. The Company orders products significantly in advance of the anticipated time of their sale by the Company. The Company does not have any formal long-term arrangements with any of its suppliers and its arrangements with most manufacturers allow for flexibility in modifying the quantity, composition and delivery dates of orders.

MANUFACTURING

The Company contracts with third parties to manufacture the vast majority of its products.

The Company manufactures its sterling silver products at a leased manufacturing facility in San Germán, Puerto Rico and fills jars and other containers with spices and assembles spice racks at an owned facility in Winchendon, Massachusetts. The Company is planning to expand its manufacturing into Mexico to manufacture certain of the Company's products. The Company expects these operations to be fully operational in fiscal year 2024.

COMPETITION

The markets for kitchenware, tableware and other products used in the home are highly competitive and include numerous domestic and foreign competitors, some of which are larger than the Company. The primary competitive factors in selling such products are innovative products, brand, quality, aesthetic appeal to consumers, packaging, breadth of product line, distribution capability and selling price.

PATENTS AND LICENSES

The Company owns approximately 1,090 design and utility patents. The Company does not believe that the expiration of any of its patents would have a material adverse effect on either of the Company's segments.

The Company holds certain rights to use the Farberware brand for kitchen tools and gadgets, cutlery, cutting boards, shears and certain other products which together represent a material portion of its sales, through a fully-paid, royalty-free license for a term that expires in 2195, subject to earlier termination under certain circumstances. The Company also holds a license to use the KitchenAid brand for certain products, including products for kitchen tools and gadgets, cutlery and bakeware, subject to a license agreement that will expire in December 2026. The Company originally entered into a licensing arrangement for use of the KitchenAid brand in 2000, and has renewed the license, typically for three to four year periods, since that time.

HUMAN CAPITAL

The Company aspires to hire and retain the best and brightest employees. At December 31, 2023, the Company had approximately 1,230 full-time employees, of whom approximately 140 were located in Asia, 200 were located in Europe and 890 were located in the United States and Puerto Rico. The Company also hires seasonal workers at its distribution centers through temporary staffing agencies. None of the Company's employees are represented by a labor union or subject to collective bargaining agreements, except as required by local law.

The Company believes in the importance of the retention, growth and development of our employees. The Company believes it offers competitive compensation and benefits packages to its employees. Further, the Company offers professional development opportunities to cultivate talent throughout the Company. The Company also values diversity and inclusion and aims to foster an inclusive community.

REGULATORY MATTERS

The Company and its affiliates are subject to significant regulation by various governmental, regulatory and other administrative authorities.

As a manufacturer and distributor of consumer products, the Company is subject to the Consumer Products Safety Act in the United States and the Consumer Protection Act in the U.K. Additionally, laws regulating certain consumer products exist in some cities and states, as well as in other countries in which the Company or its subsidiaries and affiliates sell products.

The Company's spice filling operation and other certain scale products are regulated by the U.S. Food and Drug Administration.

The Company's operations are also subject to national, state and local environmental and health and safety laws and regulations, including those that impose workplace standards and regulate the discharge of pollutants into the environment and establish standards for the handling, generation, emission, release, discharge, treatment, storage and disposal of materials and substances including solid and hazardous wastes.

The Company is subject to risks and uncertainties associated with economic and political conditions around the world, including but not limited to, foreign government regulations, taxes including value-added taxes, import and export duties/tariffs and quotas, anti-dumping regulations, incidents and fears involving security, man-made or natural disasters, health epidemics, terrorism and wars, political unrest and other restrictions on trade and travel.

SEASONALITY

The Company's business and working capital needs are seasonal with a majority of sales occurring in the third and fourth quarters. In 2023, net sales for the third and fourth quarters accounted for 57% of total annual net sales, respectively. In anticipation of the pre-holiday shipping season, inventory levels increase primarily in the June through October time period.

Item 1A. Risk Factors

The Company's businesses, operations, liquidity and financial condition are subject to various risks. The Company's business, financial condition or results of operation could be materially affected by the risks below or additional risks not presently known to the Company or by risks that the Company presently deems immaterial, such as changes in the economy, disruptions due to terrorist activity or man-made or natural disasters, or changes in law or accounting standards. The risks and uncertainties described below are those that the Company considers material as of the date hereof. We have grouped the risk factors into categories for ease of reading, and without any reflection on the importance of, or likelihood of, any particular category.

Macroeconomic risks

The Company's business may be materially adversely affected by market conditions and by global and economic conditions and other factors beyond its control.

The Company's performance is affected by general economic factors, the strength of retail economies and political conditions that are beyond its control. Retail economies are impacted by factors such as consumer demand and the condition of the retail industry, which in turn, are affected by general economic factors. These general economic factors include, among others:

- recession, inflation, deflation, unemployment and other factors adversely affecting consumer spending patterns generally;
- conditions affecting the retail environment for the home and other matters that influence consumer spending in the home retail industry specifically;
- conditions affecting the housing markets;
- consumer credit availability and consumer debt levels;
- material input costs, including fuel and energy costs, freight costs, and labor cost inflation;
- foreign currency translation;
- interest rates and the ability to hedge interest rate risks;
- government policies including tax policies relating to value-added taxes, import and export duties and quotas, anti-dumping regulations and related tariffs, import and export controls and social compliance standards;
- the impact of natural disasters, conflicts and terrorist activities;
- public health epidemics, such as the COVID-19 pandemic;
- unfavorable economic conditions in the United States, the U.K., continental Europe, Asia and elsewhere;
- political unrest, war, terrorism, geopolitical uncertainties, trade policies and sanctions, including the repercussions of the military conflict in Ukraine, Israel and surrounding areas (and any broadening of the conflict);
- the impact of the U.K.'s exit from the European Union;
- unstable economic and political conditions, lack of legal regulation enforcement, civil unrest and potential accompanying shifts in laws and regulations; and

The occurrence of negative events related to any of the foregoing may adversely impact the Company's results of operations and financial condition**.**

The Company's results of operations could be negatively impacted by inflation or deflation in supply chain costs, including raw materials, sourcing, transportation and energy

The Company designs, sources and sells branded kitchenware, tableware and other homeware goods and relies on third parties to manufacture its products who are, in turn, subject to changes in their underlying manufacturing costs. The Company also relies on third parties for transportation and is exposed to fluctuations in freight costs to transport goods as well as the price of fuel and gasoline. These prices may fluctuate based on a number of factors beyond the Company's control, including from geopolitical conditions such as the military conflict in Ukraine and resulting sanctions imposed by the U.S. and other countries. Inflation has resulted and could continue to result in significant cost increases. If the Company is unable to mitigate any cost increases from the foregoing factors through various customer pricing actions and cost reduction initiatives, its financial condition may be adversely affected. Conversely, in the event that there is deflation, the Company may experience pressure from its customers to reduce prices. There can be no assurance that the Company would be able to reduce its cost base to offset any such price concessions, which could adversely impact its results of operations and cash flows.

The Company's business may be materially adversely affected by the imposition of tariffs and other trade policies implemented by the U.S. and other governments.

A majority of the Company's products are sourced from vendors in China. During the last several years there have also been significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, trade policies and tariffs affecting China. These changes have, in certain cases, increased our costs of doing business. In response to the tariffs, the Company may seek to increase prices to its customers, which may diminish demand for its products. The imposition of additional tariffs or other trade barriers could increase our costs in certain markets and may cause our customers to find alternative sourcing or could make it more difficult for us to sell our products in some markets. Other countries where we operate or sell our products have changed, and may continue to change, their own policies on trade as well as business and foreign investment in their respective countries. Additionally, it is possible that U.S. policy changes and uncertainty about such changes could increase market volatility and currency exchange rate fluctuations. As a result of these dynamics, we cannot predict the impact to our business of any future changes to the U.S.'s or other countries' trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries.

Legislative or regulatory initiatives related to climate change could have a material adverse effect on our business.

Greenhouse gases may have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. Such events could have a negative effect on the Company's business. Concern over climate change may result in new or additional legislative and regulatory requirements to reduce or mitigate the effects of climate change on the environment, which could result in future tax, transportation, and utility increases and could, in turn, have a material adverse effect on the Company's business. There is also increased focus, including by investors, customers, and other stakeholders, on these and other sustainability matters, including the use of plastic, energy, waste, and worker safety. The Company's reputation could be damaged if the Company does not, or is perceived to not, act responsibly with respect to sustainability matters, which could also have a material adverse effect on the Company's business, results of operations, financial position, and cash flows.

The Company's ability to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by macroeconomic and company-specific events, as well as the financial condition of insurers.

The Company is generally not fully insured against all significant losses. For example, the Company is not fully insured against hurricane, earthquake, acts of war, and terrorism related losses. A loss for which the Company is not fully insured could have a material adverse effect on the business, financial condition, results of operations and prospects.

Insurance coverage may not continue to be available or may not be available at rates or on terms similar to those presently available to the Company. The Company's ability to obtain insurance and the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events and company-specific events, as well as the financial condition of insurers. If insurance coverage is not available or obtainable on acceptable terms, the Company may be required to pay costs associated with adverse future events.

Liquidity and financial risks

The Company has substantial indebtedness and the highly seasonal nature of the Company's business impacts its borrowing needs.

The Company has a substantial amount of indebtedness and is dependent on the availability of its bank loan facilities to finance its liquidity needs. As of December 31, 2023, the Company had $210.4 million of consolidated debt outstanding under a senior secured term loan credit facility and senior secured asset-based revolving credit facility.

On November 14, 2023, the Company entered into Amendment No. 2 of the senior secured term loan credit facility, dated as of March 2, 2018, (as amended, the "Term Loan"), which among other things, reduced the outstanding principal amount of $150.0 million and extended the maturity to August 26, 2027.

The Company's credit agreement, dated as of March 2, 2018 (as amended, the "ABL Agreement" and as amended, the "Term Loan" the "Debt Agreements") provides for, among other things, a maximum aggregate principal amount of $200.0 million and will mature on August 25, 2027. The Term Loan will be repaid in quarterly payments of principal equal to 1.25% of the original aggregate principal amount of the Term Loan, which payments will commence on March 31, 2024. The Term Loan requires the Company to make an annual mandatory prepayment of principal based upon excess cash flow (the "Excess Cash Flow"), if any. Per the Debt Agreements, when the Company makes an Excess Cash Flow payment, the payment is first applied to satisfy the future quarterly required payments in order of maturity. This amount is recorded in the current maturity of the Term Loan on the consolidated balance sheets. At December 31, 2023, borrowings under the Debt Agreements represented approximately 32% of total capital (indebtedness plus stockholders' equity).

In 2018, the Company utilized the proceeds of borrowings under the Debt Agreements (i) to repay in full all existing indebtedness for borrowed money under its former credit agreement and (ii) to finance, in part, the acquisition of Filament, the refinancing of certain indebtedness of Filament and its subsidiaries, and the payment of fees and expenses in connection with the foregoing. In 2023, the Term Loan was amended to extend the maturity of $150 million of the Term Loan. The Company may be unable to generate cash sufficient to pay when due the principal of, interest on, or other amounts due with respect to, its indebtedness. In addition, the Company's business is seasonal with a significant amount of its revenue realized during the latter portion of the year. Therefore, the Company's borrowing needs fluctuate widely based upon its seasonal working capital requirements.

The Company's leverage and the effects of seasonal fluctuations in its cash flow, borrowing requirements and ability to borrow could have significant negative consequences on the Company's financial condition and results of operations, including:

- impairing the Company's ability to meet the financial covenants, if and when applicable, contained in the Debt Agreements or to generate cash sufficient to pay interest or principal due under its Debt Agreements, which could result in an acceleration of some or all of the Company's outstanding debt;

- limiting the Company's ability to borrow money, dispose of assets or sell equity to fund the Company's working capital, capital expenditures, dividend payments, debt service, strategic initiatives or for other obligations or purposes;

- limiting the Company's flexibility in planning for, or reacting to, changes in the economy, the markets, regulatory requirements, its operations or business;

- limiting the Company's ability to enter into derivative agreements to hedge interest rate and foreign exchange risk;

- making the Company more highly leveraged than some of its competitors, which may place the Company at a competitive disadvantage;

- making the Company more vulnerable to downturns in the economy or its business;

- requiring a substantial portion of the Company's cash flow from operations to make interest payments;

- making it more difficult for the Company to satisfy other obligations;

- risking credit rating downgrades of the Company, which could increase future debt costs and limit the future availability of debt financing; and

- preventing the Company from borrowing additional funds as needed or taking advantage of business opportunities as they arise, pay cash dividends or repurchase common stock.

To the extent the Company incurs additional indebtedness, the risks described above could increase. In addition, the Company's actual cash requirements in the future may be greater than expected. The Company's cash flow from operations may not be sufficient to service its outstanding debt or to repay the outstanding debt as it becomes due, and the Company may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance its debt.

The Company's failure to meet certain covenants or comply with other requirements of its Debt Agreements may materially and adversely affect the Company's assets, financial position and cash flows.

The ABL Agreement, under certain circumstances, requires the Company to maintain a certain fixed charge coverage ratio. The Term Loan requires the Company to maintain a maximum Total Net Leverage Ratio of 5.00 to 1.00 as of the last day of its fiscal quarters. As a result of this and other covenants within the Debt Agreements, the Company may be limited in its ability to incur additional debt, make investments or undertake certain other business activities. These requirements could limit the Company's ability to obtain future financing and may prevent the Company from taking advantage of attractive business opportunities. The Company's ability to meet the covenants or requirements in its Debt Agreements may be affected by events beyond the Company's control, and the Company may not be able to satisfy such covenants and requirements. A breach of these covenants or the Company's inability to comply with the restrictions could result in an event of default under the Debt Agreements, which in turn could result in an event of default under the terms of the Company's other indebtedness. Upon the occurrence of an event of default under the Company's Debt Agreements, after the expiration of any grace periods, the Company's lenders could elect to declare all amounts outstanding under the Company's debt arrangements, together with accrued interest, to be immediately due and payable. If this happens, the Company cannot assure that its assets would be sufficient to repay in full the amounts due under the Debt Agreements or the Company's other indebtedness.

The Company's borrowings, and discount rate applied to sale of receivables, are subject to interest rate fluctuations and an increase in interest rates could adversely affect the Company's financial results.

The Company's borrowings bear interest at floating rates. An increase in interest rates would adversely affect the Company's profitability. For example, in 2023 interest expense increased by $4.5 million compared to the prior year as a result of a higher interest rate environment. To the extent that the Company's access to credit may be restricted because of its own performance, its bank lenders' performances or conditions in the capital markets generally, the Company would not be able to operate normally.

The Company's Receivables Purchase Agreement also depends upon the Secured Overnight Financing rate ("SOFR"), as it is a component of the discount rate applicable to the agreement. If SOFR increases, the Company may not be able to rely on the Receivables Purchase Agreement, which could have a material and adverse effect upon the Company's financial condition, results of operations and cash flows.

The Company's inability to complete future acquisitions or strategic alliances and/or integrate acquired businesses could have a material adverse effect on the Company's business and results of operations.

The Company has historically achieved growth through acquisitions, investments and joint ventures. The Company seeks acquisition opportunities that complement and expand its operations, some of which are based outside the United States. The Company may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms, obtain regulatory approval or otherwise complete acquisitions in the future.

Additionally, the Company may not be able to successfully integrate future acquired businesses into its existing business without substantial costs, delays or other operational or financial difficulties. Potential difficulties the Company may encounter as part of the integration process include the following:

- the potential inability to successfully combine businesses in a manner that permits the Company to achieve the cost synergies expected to be achieved as a result of the consummation of the acquisition and other benefits anticipated to result from the acquisition;

- the potential inability to integrate acquired companies' products and services;

- challenges leveraging the customer information and technology of the two companies;

- challenges effectuating the Company's diversification strategy, including challenges achieving revenue growth from sales of each company's products and services to the clients and customers of the other company;

- complexities associated with managing the combined businesses, including difficulty addressing possible differences in corporate cultures and management philosophies and the challenge of integrating complex systems, technology, networks, and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, clients, employees, lenders, and other constituencies;

- risks associated with locating and entering into agreements with third-party logistics providers to assist in certain locations or to develop strategies to address inventory surges; and

- potential unknown liabilities and unforeseen increased expenses or delays associated with the acquisition.

It is possible that the integration process could result in diversion of the attention of each company's management, which could adversely affect each company's ability to maintain relationships with customers, clients, employees, and other constituencies or the Company's ability to achieve the anticipated benefits of the acquisition, or could reduce each company's operating results or otherwise adversely affect the Company's business and financial results.

Foreign exchange variability and currency controls could materially adversely affect the Company's operating results and financial condition.

The Company's functional currency is the U.S. dollar. Changes in the relation of foreign currencies to the U.S. dollar will affect the Company's sales and profitability and can result in exchange losses because the Company has operations and assets located outside the United States. The Company, especially its foreign subsidiaries and affiliates, transacts business in currencies other than the U.S. dollar, primarily U.K. pounds, and to a lesser degree, Chinese renminbi, Euros, Hong Kong dollars, Mexican peso and Canadian dollars. Such transactions affect the Company's operating results and financial condition. Foreign operations expose the Company to foreign currency fluctuations, for both transactions and financial reporting translation purposes. In the consolidated financial statements, local currency financial results are translated into U.S. dollars based on the exchange rates prevailing during the reporting periods. During times of a strengthening U.S. dollar, the reported revenues and earnings of the Company's international operations will be reduced because the local currencies will translate into fewer U.S. dollars. As described below, during times of a weakening U.S. dollar, the Company's costs related to the supplies and inventory it sources internationally will increase.

The vast majority of the Company's inventory is purchased from Chinese suppliers in U.S. dollars, including inventory purchased by the Company's international operations. As a result, the gross margin from international operations is subject to volatility from movements in exchange rates, which could have an adverse effect on the financial condition and results of operations and profitability from international operations. The Company has entered into foreign exchange derivative contracts to hedge the volatility of exchange rates related to a portion of its international inventory purchases. The Company cannot ensure, however, that these hedges will fully offset the impact of foreign currency rate movements. If the Chinese renminbi should appreciate against the U.S. dollar, the costs of the Company's products will likely rise over time because of the impact the strengthening renminbi will have on the Company's cost of sales, and the Company may not be able to pass on these price increases to its customers. The Company is also subject to the risks of currency controls and devaluations. Currency controls may limit the Company's ability to convert currencies into U.S. dollars or other currencies, as needed, to pay dividends or make other payments from funds held by subsidiaries in countries imposing such controls, which could adversely affect the Company's liquidity.

If the Company expands its international operations, it will be subject to increased foreign exchange variability which could have a material adverse effect on the Company's results of operations.

The Company's business requires it to maintain large fixed costs that can affect its profitability.

The Company's business requires it to maintain large distribution facilities in its key markets, which represent high fixed rental costs relating to its leased facilities. In addition, significant portions of the Company's selling, general and administrative expenses, including leased showrooms, are fixed, as they neither increase nor decrease proportionally with sales. Furthermore, the Company's gross margins depend, in part, on its ability to spread sourcing costs, of which a significant portion are fixed, over its products sold. Decreased demand or the need to reduce inventories can lower the Company's ability to absorb certain sourcing costs and adversely affect its results of operations. This is exacerbated by the high degree of seasonality impacting the Company, which results in lower demand during the first two quarters of the year, while many of the operating costs remain fixed, which further affects profitability.

Cost reduction efforts may not be successful and restructuring benefits may not be realized.

In order to operate more efficiently and control costs, the Company may announce restructuring plans from time to time, including workforce reductions, global facility consolidations and other cost reduction initiatives that are intended to generate operating expense savings. The implementation of restructuring plans could be disruptive to the Company's operations, result in higher than anticipated charges and otherwise adversely affect the Company's results of operations and financial condition. In addition, the Company's ability to complete restructuring plans and achieve the anticipated benefits from a plan is subject to estimates and assumptions and may vary materially from the Company's expectations, including as a result of factors that are beyond the Company's control. Furthermore, following completion of a restructuring plan, the business may not be more efficient or effective than prior to implementation of the plan.

If the Company's goodwill or other long-term assets become impaired, the Company will be required to record impairment charges, which may be significant.

A portion of the Company's long-term assets consists of goodwill recorded as a result of the Company's acquisitions; other identifiable intangible assets, including trade names; and long-lived assets. At December 31, 2023, goodwill, net of accumulated impairment charges totaled $33.2 million; indefinite-lived intangibles assets, net of accumulated impairment charges totaled $42.0 million; finite-lived intangible assets, net of accumulated impairment charges and accumulated amortization totaled $123.9 million. The Company does not amortize goodwill but rather reviews it for impairment on an annual basis or more frequently when events or changes in circumstances indicate that its carrying value may not be recoverable. If the carrying value of a reporting unit exceeds its current fair value as determined based on the discounted future cash flows of the reporting unit or comparable market sales and earnings multiples, the goodwill or intangible asset is considered impaired and is reduced to fair value. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a decline in economic conditions and/or a slow, weak economic recovery, as well as sustained declines in the price of the Company's common stock, adverse changes in the regulatory environment, adverse changes in the market share of the Company's products, adverse changes in interest rates, further corporate income tax reforms or other factors leading to reductions in the long-term sales or profitability that the Company expects. Determination of the fair value of a reporting unit includes developing estimates, which are highly subjective and incorporate calculations that are sensitive to minor changes in underlying assumptions. Management's assumptions change as more information becomes available. Changes in these assumptions could result in an impairment charge in the future, which could have a significant adverse impact on the Company's reported earnings. If the future operating performance of one or more of the Company's operating segments does not meet expectations, the Company may be required to record a significant charge during the period in which any impairment of the Company's goodwill or other long-term assets is determined.

The further recognition of an impairment of the Company's goodwill or any of the Company's assets would negatively affect the Company's results of operations and total capitalization, the effect of which could be material.

The Company's projections of product demand, sales and net income are highly subjective in nature and the Company's future sales and net income could vary materially from the Company's projections.

From time to time, the Company may provide projections to its stockholders, lenders, the investment community, and other stakeholders of the Company's future sales and net income. Since the Company does not have long-term purchase commitments from customers and the customer order and shipment process is very short, it is difficult for the Company to accurately predict the demand for many of its products, or the amount and timing of the Company's future sales and related net income. The Company's projections are based on management's best estimate of sales using historical sales data and other information deemed relevant. These projections are highly subjective since sales can fluctuate substantially based on the demands of retail customers and due to other risks described in this Annual Report. Additionally, changes in retailer inventory management strategies could make the Company's inventory management more difficult. Because the Company's ability to forecast product demand and the timing of related sales requires significant subjective input, future sales and net income could vary materially from the Company's projections.

Increases in the cost of employee benefits could materially adversely impact the Company's financial results and cash flows.

The Company self-insures a substantial portion of the costs of employee healthcare and workers compensation. This could result in higher volatility in the Company's earnings and exposes the Company to higher financial risks. The Company's medical costs in recent years have generally increased and other employee demographics could result in an increase in medical costs beyond what the Company has experienced or expects. The Company has stop-loss coverage in place for catastrophic events, but the aggregate impact of a high number of claims up to the Company's stop-loss limit may have an effect on the Company's profitability.

There are inherent limitations on the effectiveness of the Company's controls.

The Company does not expect that its disclosure controls or the Company's internal controls over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that resource constraints exist, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of the effectiveness of controls to future periods are subject to risks. Over time, controls are revised, as necessary, due to changes in conditions or deterioration in the degree of compliance with policies or procedures. If in the future the Company's controls become inadequate, it could fail to meet its financial reporting obligations, its reputation may be adversely affected, its business and operating results could be harmed, and the market price of its stock could decline.

Customer risks

The Company faces intense competition from other companies worldwide and if the Company is unable to compete successfully, the Company's business, results of operations and financial condition could be materially and adversely affected.

The markets for the Company's products are intensely competitive with the principal competitive factors being product innovation, brand name, product quality, aesthetic appeal to customers, packaging, breadth of product offerings, distribution capability, delivery time and price. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing providers of the kinds of products that the Company sells. The Company competes with many other suppliers, some of which are larger than the Company, have greater financial and other resources or employ brands that are more established, have greater consumer recognition or are more favorably perceived by consumers or retailers than the Company's brands. Some competitors may be willing to reduce prices and accept lower profit margins to compete with the Company. As a result of this competition, the Company could lose market share and sales, or be forced to reduce its prices to meet competition. If the Company's product offerings are unable to compete successfully, the Company's business, results of operations and financial condition could be materially and adversely affected.

Changes in the Company's customer purchasing practices could materially adversely affect the Company's operating results.

The Company's wholesale customers include mass market merchants, specialty stores, department stores, warehouse clubs, grocery stores, off-price retailers, food service distributors, food and beverage outlets, corporate sales and e-commerce. Unanticipated changes in purchasing and other practices by the Company's customers, including a customer's pricing and payment terms, inventory de-stocking, limitations on shelf space, more extensive packaging requirements, changes in order quantities, use of private label brands and other practices, could materially and adversely affect the Company's business, results of operations and financial condition. In addition, as a result of the desire of retailers to more closely manage inventory levels and optimize their supply chains, there is a growing trend among retailers to evaluate suppliers based on their ability to deliver orders at the quantity and schedule specified, which is known as the "on-time-in-full" delivery metric. Supply-chain complexity and customer demand for on-shelf availability creates additional pressure on delivery performance, which in turn can add strain on distribution channels. The Company's annual earnings and cash flows also depend to a great extent on the results of operations in the latter half of the year due to the seasonality of its sales. The Company's success and sales growth is also dependent on its evaluation of consumer preferences and changing trends.

As certain online retailers grow they may continue to demand lower pricing, special packaging, shorter lead times for the delivery of products, smaller more frequent shipments, or impose other requirements on product suppliers. The cost of compliance with customers' demands could have a material adverse effect on the Company's business, results of operations and financial condition.

Many of the Company's wholesale customers are significantly larger than the Company, have greater financial and other resources and also purchase goods directly from vendors in Asia and elsewhere. Decisions by large customers to increase their purchases directly from overseas vendors could have a material adverse effect on the Company's business, results of operations and financial condition. Significant changes or financial difficulties, including consolidations of ownership, restructurings, bankruptcies, liquidations or other events that affect retailers, could result in fewer retailers selling the Company's products, reliance on a smaller group of customers, an increase in the risk of extending credit to these customers or limitations on the Company's ability to collect amounts due from these customers. Although the Company has long-established relationships with many of its customers, the Company does not have any long-term supply or binding contracts or guarantees of minimum purchases. Purchases by the Company's customers are generally made using individual purchase orders. Customers may cancel their orders, change purchase quantities from forecast volumes, delay purchases for a number of reasons beyond the Company's control or change other terms of their business relationship with the Company. Significant or numerous cancellations, reductions, delays in purchases or changes in business practices by customers could have a material adverse effect on the Company's business, results of operations and financial condition.

Retailers place great emphasis on timely delivery of products for specific selling seasons, especially during the third fiscal quarter, and on the fulfillment of consumer demand throughout the year. The Company cannot control all of the various factors that might affect product delivery to retailers. Failure to deliver products to the Company's retailers in a timely and effective manner, often under special vendor requirements to use specific carriers and delivery schedules, could damage the Company's reputation and brands and result in a loss of customers or reduced orders.

Changes at the Company's large customers, or actions taken by them, and consolidation in the retail industry could materially adversely affect the Company's operating results.

During the years ended December 31, 2023, 2022 and 2021, Wal-Mart Stores, Inc., including Sam's Club, ("Walmart"), accounted for 21%, 19% and 18% of consolidated net sales, respectively. During the years ended December 31, 2023, 2022 and 2021, sales to Costco Wholesale Corporation ("Costco") accounted for 11%, 13%, and 12% of consolidated net sales. During the year ended December 31, 2023, 2022 and 2021, Amazon.com Inc., ("Amazon"), accounted for 11%, 11% and 12% of consolidated net sales. Sales to Costco and Amazon are included in the Company's U.S. and International segments. No other customers accounted for 10% or more of the Company's sales during these periods.

A material reduction in sales to the aforementioned or other top customers in the aggregate, could have a significant adverse effect on the Company's business and operating results. In addition, pressures by such customers that would cause the Company to materially reduce the price of its products could result in reduced sales and operating margin. Any significant changes or financial difficulties that affect these customers, such as reduced sales by such customers (whether for reasons that affect a particular customer or the retail industry in general) may also result in reduced demand for the Company's products. The Company would also be subject to increased credit risk with respect to such customers. In particular, the concentration of the Company's business with Walmart, Costco and Amazon extends to its international business as well as through Vasconia in Mexico and the Company's strategic alliance in Canada, due to the market presence of Walmart, Costco and Amazon in these foreign countries. Any changes in purchasing practices or decline in the financial condition, of Walmart, Costco and Amazon or other large customers, may have a material adverse impact on the business, results of operations and financial condition of the Company.

The Company's large customers also have significant purchasing leverage. Customers may demand lower pricing, special packaging, shorter lead times for the delivery of products or impose other requirements on product suppliers like the Company. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. If the Company does not effectively respond to the demands of its customers, they could decrease or eliminate their purchases from the Company. These risks could be exacerbated if such large customers consolidate, or if the Company's smaller customers consolidate to become larger customers, which would increase their purchasing leverage. A reduction in the purchases of the Company's products by its wholesale customers or the costs of complying with customer business demands could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company's customers could carry products that directly compete with the Company's products for retail space and consumer purchases. There is a risk that these customers could give higher priority to products of, or form alliances with, the Company's competitors. The failure of customers to provide the Company's products with similar or better levels of promotional support and retail space as competitors receive could have a material adverse effect on the Company's business, results of operations and financial condition.

The rapidly changing retail environment could result in the loss of, or a material reduction in, sales to the Company's brick-and-mortar customers, which could materially adversely affect the Company's business, results of operations, financial condition and cash flows.

The retail environment is highly competitive and rapidly evolving with the increase pace of technological development. Consumers are increasingly embracing shopping online and through mobile commerce applications. This trend accelerated during the COVID-19 pandemic due to fear of infection, stay-at-home orders, quarantine policies and restrictions on travel, trade, and brick-and-mortar retail business operations. As a result, an increasing portion of total consumer expenditures with retailers is occurring online and through mobile commerce applications. This overall trend has negatively affected many brick-and-mortar retailers. If the Company's brick-and-mortar retail customers fail to maintain or grow their overall market position through the integration of physical retail presence and digital retail, these customers may experience financial difficulties including store closures, bankruptcies or liquidations. This could, in turn, substantially reduce the Company's revenues, increase credit risk and have a material adverse effect on the Company's results of operations, financial condition and cash flows.

If the Company is unable to effectively manage its existing online business, the Company's reputation and operating results may be harmed.

The success of the Company's online business depends, in part, on factors over which the Company may have limited control. The Company must successfully respond to changing consumer preferences and buying trends relating to Internet usage. The Company is also vulnerable to certain additional risks and uncertainties associated with operating an online business, including: changes in required technology interfaces, website downtime and other technical failures, costs and technical issues as the Company upgrades its website software, computer viruses, changes in applicable federal and state regulations, security breaches, data breaches, and consumer privacy concerns. In addition, the Company must keep up to date with competitive technology trends, including the use of improved technology, creative user interfaces and other online marketing tools such as paid search, which may increase its costs and which may not succeed in increasing sales or attracting customers. The Company's failure to successfully respond to these risks and uncertainties might adversely affect the sales in its online business, as well as damage the Company's reputation and brands.

Demand for new products and the inability to develop and introduce new competitive products at favorable profit margins could adversely affect the Company's performance and prospects for future growth.

New product introductions and product innovation are significant contributors to the Company's growth strategy and the Company's long-term success in the competitive retail environment depends in part on the Company's ability to develop and market a continuing stream of innovative new products that meet changing consumer preferences. The uncertainties associated with developing and introducing new products, such as the market demands and the costs of development and production may impede the successful development and introduction of new products. Acceptance of the new products may not meet sales expectations due to several factors, such as the Company's failure to accurately predict market demand or its inability to resolve technical issues in a timely and cost-effective manner. Additionally, the inability to develop new products on a timely basis could result in the loss of business to competitors.

Supply chain risks

The Company's reliance on international suppliers subject the Company to regional regulatory, man-made or natural disasters, health epidemics, political or military conflicts, economic and foreign currency exchange risk that could materially and adversely affect the Company's operating results.

The Company sources its products from suppliers located principally in Asia, Europe and the United States, which subjects the Company to various risks, including man-made or natural disasters, adverse macroeconomic conditions (including inflation, slower growth, and recession), and foreign currency changes, all of which could create disruptions in our supply chain. Similarly, geopolitical risks, including instability resulting from civil unrest, political demonstrations, strikes and armed conflict or other crises, such as conflicts in Ukraine, Israel and surrounding areas (and any broadening of the conflict), and resulting sanctions could change the global supply chain dynamics and demand. Additionally, the Company's vendors in Asia, from whom a substantial majority of the Company's products are sourced, are located primarily in China, which subjects the Company to regional risks including regulatory, social and other risks in addition to the risks resulting from tensions between the United States and China involving trade policies and certain regulatory actions. The Company's ability to select and retain reliable vendors and suppliers who provide timely deliveries of quality parts and products efficiently will impact its success in meeting customer demand for timely delivery of quality products. The Company's sourcing operations and its vendors are impacted by labor costs in China, where labor historically has been readily available at low cost relative to labor costs in North America. However, as China is experiencing rapid social, political and economic changes, labor costs have risen in some regions and labor in China may not continue to be available to the Company at costs consistent with historical levels. Changes in labor or other laws may be enacted, in China or in other countries in which the Company does business, which could have a material adverse effect on the Company's operations and/or those of the Company's suppliers. In addition, any indirect supply chain disruptions due to the conflict in Ukraine, Israel and surrounding areas (and any broadening of the conflict), may further complicate existing supply chain constraints. Specifically, in connection with the conflict in Israel and the surrounding areas, the Houthi movement, which controls parts of Yemen, has launched a number of attacks on marine vessels in the Red Sea. The Red Sea is an important maritime route for international trade. As a result of such disruptions, the Company may experience in the future extended lead times, delays in supplier deliveries, and increased freight costs. The risk of ongoing supply disruptions may further result in delayed deliveries of our products. Changes in currency exchange rates might negatively affect the Company and its overseas vendors' profitability and business prospects. The Company does not have access to its vendors' financial information and the Company is unable to assess its vendors' financial condition, including their liquidity. Interruption of supplies from any of the Company's vendors, or the loss of one or more key vendors, could have a negative effect on the Company's business and operating results. A disruption in deliveries to or from suppliers or decreased availability of materials could have an adverse effect on our ability to meet our commitments to customers or increase our operating costs. A disruption from such third-party suppliers, manufacturers or service providers, capacity constraints, production disruptions, price increases, quality control issues, recalls or other decreased availability of parts and products could adversely affect our ability to meet our commitments to customers and have a material adverse effect on our business, financial condition and results of operations.

The Company's international trade activity subjects it to transportation risks.

The Company imports its products for delivery to its distribution centers, as well as arranges for its customers to import goods to which title has passed overseas or at a port of entry. For purchases that are to be delivered to its distribution facilities, the Company arranges for transportation, primarily by sea, from ports in Asia and Europe to ports in the United States, principally New York/Newark/Elizabeth and Los Angeles/Long Beach, and in the U.K., principally Felixstowe. Accordingly, the Company is subject to risks incidental to such transportation. These risks include, but are not limited to, increases in fuel costs, fuel shortages, the availability of ships, increased security restrictions, transportation reroutes in response to geopolitical conflict, work stoppages, weather disruptions and carriers' ability to provide delivery services to meet the Company's shipping needs. Transportation disruptions and increased transportation costs could materially adversely affect the Company's business, results of operations and financial condition.

The Company depends on third-party manufacturers to produce the vast majority of its products, which presents quality control risks to the Company.

With the exception of the Company's sterling silver products, the Company sources almost all of its products from suppliers located outside the United States, primarily in China, which restricts the Company's ability to monitor and control their manufacture of the Company's goods.

The third party manufacturers may not continue to meet the Company's quality standards, social standards regarding its workforce that are expected in the United States or legislation and regulations that apply to the products the Company contracts to manufacture. There is also no assurance that the Company's quality control program will adequately audit, analyze and evaluate the quality standards of third party manufacturers. Failure by the Company's manufacturers to meet these standards could, in turn, increase order cancellations, returns and price concessions and decrease customer demand for the Company's products. Non-compliance with the Company's product standards, regulatory requirements or product recall (or other regulatory actions) could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

The Company's product costs are subject to price fluctuation.

Various commodities comprise the raw materials used to manufacture the Company's products. The prices of these commodities have historically fluctuated on a cyclical basis and have often depended on a variety of factors over which the Company has no control. Additionally, labor costs represent a significant component of the Company's supplier's manufacturing costs and the Company's suppliers may increase the prices they charge the Company if they experience rising labor costs. The cost of producing and distributing the Company's products is also sensitive to energy costs, duties and tariffs. For example, freight costs increased in 2021, continued to fluctuate in 2022 and began to decrease in 2023. The Company is unable to determine to what extent, if any, it will be able to pass future cost increases through to its customers. The Company's inability to come to favorable agreements with its suppliers or to pass increased costs through to the Company's customers could materially and adversely affect its financial condition or results of operations.

Intellectual property risks

The loss of certain licenses or material changes in royalty rates could materially adversely affect the Company's operating margin and cash flow.

Significant portions of the Company's business are dependent on trade names, trademarks and patents, some of which are licensed from third parties. In 2023, sales of licensed brands accounted for approximately 17% of the Company's gross sales. The Company's licenses for many of these brands require it to pay royalties based on sales. Many of these license agreements are subject to termination by the licensor, if, for example, the Company fails to satisfy certain minimum sales obligations or breaches the terms of the license. The loss of significant licenses or a material increase in the royalty rates the Company pays or other new terms negotiated upon renewal of such licenses could result in a reduction of the Company's operating margins and cash flow from operations or otherwise adversely affect its business.

The Company holds certain rights to use the Farberware brand for kitchen tools and gadgets, cutlery, cutting boards, shears and certain other products which together represent a material portion of its sales, through a fully-paid, royalty-free license for a term that expires in 2195, subject to earlier termination under certain circumstances. The licensor is a joint venture of which the Company is a 50%

owner. The other 50% owner of the joint venture has the right to terminate the Company's license if the Company materially breaches any of the material terms of the license and fails to cure the material breach within 180 days of notice of the breach, if it is determined in an arbitration proceeding that money damages alone would not be sufficient compensation to the licensor and that the breach is so egregious as to warrant termination of the license and forfeiture of the Company's rights to use the brand under that license agreement. If the Company were to lose the Farberware license for kitchen tools and gadgets, cutlery, cutting boards, shears and certain other products through termination as a result of an uncured breach, its business, results of operations and financial condition would be materially adversely affected.

Sales of KitchenAid branded products, to a lesser extent, also represent a material portion of the Company's sales. The Company also holds a license to use the KitchenAid brand for certain products, including products for kitchen tools and gadgets, cutlery and bakeware, subject to a license agreement that will expire in December 2026. The Company originally entered into a licensing arrangement for use of the KitchenAid brand in 2000, and has renewed the license, typically for three-year periods, since that time. Although it expects to be able to renew its current KitchenAid license prior to its expiration, there is no assurance that the Company will be able to do so on reasonable terms, or at all, and any failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company may not be able to adequately establish or protect its intellectual property rights, and the infringement or loss of the Company's intellectual property rights could harm its business.

To establish and protect the Company's intellectual property rights, the Company relies upon a combination of U.S., foreign and multi-national patent, trademark, copyright and trade secret laws, together with licenses, confidentiality agreements and other contractual arrangements. The measures that the Company takes to protect its intellectual property rights may prove inadequate to prevent third parties from infringing or misappropriating the Company's intellectual property, or from breaching their contractual obligations to the Company.

The Company has obtained and applied for numerous U.S. and foreign trademark, service mark and patent registrations, and will continue to evaluate the registration of additional marks, patents or other intellectual property, as appropriate. The Company cannot guarantee that any of its pending applications will be approved by the applicable governmental authorities. Moreover, even if such applications are approved, third parties may seek to oppose, declare invalid or otherwise challenge these registrations. Failure to obtain registrations for the Company's intellectual property in the United States and other countries could limit the Company's ability to protect its intellectual property rights and impede the Company's marketing efforts and operations in those jurisdictions.

The Company may need to resort to litigation to enforce or defend its intellectual property rights. If a competitor or collaborator files a patent application claiming technology also claimed by the Company, or a trademark application claiming a trademark, service mark or trade dress also used by the Company, in order to protect the Company's rights, the Company may have to participate in opposition or interference proceedings before the U.S. Patent and Trademark Office or a similar foreign agency. The Company cannot guarantee that the operation of its business does not infringe or otherwise violate the intellectual property rights of third parties, and the Company's intellectual property rights may be challenged by third parties or invalidated through administrative process or litigation. The costs associated with protecting intellectual property rights, including costs associated with litigation or administrative proceedings, may be material and there can be no assurance that any such litigation or administrative proceedings will be successful. Any such matters or proceedings could be burdensome, divert the time and resources of the Company's personnel and the Company may not prevail. Furthermore, even if the Company's intellectual property rights are not directly challenged, disputes among third parties could lead to the weakening or invalidation of the Company's intellectual property rights, or other parties such as the Company's competitors may independently develop technologies that are substantially equivalent or superior to the Company's technology.

The laws of certain foreign countries in which the Company operates or may operate in the future do not protect, and the governments of certain foreign countries do not enforce, intellectual property rights to the same extent as do the laws and government of the U.S., which may negate the Company's competitive or technological advantages in such markets. Moreover, any repeal or weakening of intellectual property laws or enforcement of those laws in the United States or foreign jurisdictions could make it more difficult for the Company to adequately protect its intellectual property rights, negatively impacting their value and increasing the cost of enforcing the Company's rights. If the Company is unable to establish or adequately protect its intellectual property rights, the Company's business, financial condition and results of operations could be materially and adversely affected.

If the Company is unable to protect the confidentiality of its proprietary information and know-how, the value of the Company's technology, products and services could be harmed significantly.

In addition to registered intellectual property, the Company relies on know-how and other proprietary information in operating its business. If this information is not adequately protected, then it may be disclosed or used in an unauthorized manner. To the extent that consultants, vendors, key employees or other third parties apply technology independently developed by them or by others to the Company's proposed products in the absence of a valid license or suitable non-disclosure or assignment of inventions provisions, disputes may arise as to the ownership of or rights to use such technology, which may not be resolved in the Company's favor. If other parties breach confidentiality or other agreements, or if the Company's registered intellectual property is not protected in the U.S. or foreign jurisdictions, this could harm the Company by enabling the Company's competitors and other entities, who may have greater experience and financial resources, to copy or use the Company's proprietary information in the advancement of their products, methods or technologies.

The Company's brands are subject to reputational risks and damage to the Company's brands or reputation could adversely affect its business.

The Company's brands and its reputation are among its most important assets. The Company's ability to attract and retain customers depends, in part, upon external perceptions of the Company, the quality of its products and its corporate and management integrity. The consumer goods industry is by its nature more prone to reputational risks than other industries. This has been compounded in recent years by the free flow of unverified information on the Internet and, in particular, on social media. Damage to the Company's brands or reputation or negative publicity or perceptions about the Company could adversely affect its business.

Operational and regulatory risks

Interruptions in the Company's operations caused by outside forces could cause material losses.

The Company's worldwide operations could be subject to natural and man-made disasters, telecommunications failures, water shortages, tsunamis, floods, earthquakes, hurricanes, typhoons, fires, extreme weather conditions, conflicts, acts of terrorism, health epidemics and other business interruptions. The occurrence of any of these business disruptions could seriously harm the Company's business, revenue and financial condition and increase the Company's costs and expenses. If the Company's or its manufacturers' warehousing facilities or transportation facilities are damaged or destroyed, the Company would be unable to distribute products on a timely basis, which could harm the Company's business. The Company's back-up operations may be inadequate, and the Company's business interruption insurance may not be sufficient to compensate for any losses that may occur.

The Company's international operations present special challenges that the Company may not be able to meet, and this could materially and adversely affect the Company's financial results.

The Company conducts business outside of the United States through subsidiaries, affiliates and joint ventures. These entities have operations and assets in the U.K., Mexico, Netherlands, Canada, China and Hong Kong. Therefore, the Company is subject to increases and decreases in its investments in these entities resulting from the impact of fluctuations in foreign currency exchange rates. These entities also bear risks similar to those risks faced by the Company. However, there are specific additional risks related to these organizations, such as the failure of the Company's partners or other investors to meet their obligations and higher credit and liquidity risks related to thinly capitalized entities. Failure of these entities or the Company's vendors to adhere to required regulatory or other standards, including social compliance standards, could materially and adversely impact the Company's reputation and business.

In addition, the Company sells its products in foreign countries and seeks to increase its level of international business activity. Accordingly, the Company is subject to various risks, including:

- U.S.-imposed embargoes of sales to specific countries;
- foreign import controls (which may be arbitrarily imposed or enforced);
- import regulations and duties;
- export regulations (which require the Company to comply with stringent licensing regimes);
- anti-dumping regulations;
- price and currency controls;
- exchange rate fluctuations;
- dividend remittance restrictions;
- expropriation of assets;
- war, civil uprisings and riots;
- government instability;
- the necessity of obtaining governmental approval for new and continuing products and operations;
- legal systems or decrees, laws, taxes, regulations, interpretations and court decisions that are not always fully developed and that may be retroactively or arbitrarily applied;

- restructuring and integration of the Company's European operations;

- public health epidemics;

- unanticipated income taxes, excise duties, import taxes, export taxes or other governmental assessments

- locating and entering into agreements with third-party logistics providers to assist in certain locations outside the United States. In addition, the development of additional distribution space abroad involves significant financial and operational risks; and

- difficulties in managing a global enterprise.

Any significant violations of regulations or the occurrence of the events listed above could result in civil or criminal sanctions or the loss of export or other licenses, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the Company's organizational structure may limit its ability to transfer funds between countries, particularly into and out of the United States, without incurring adverse tax consequences. Any of these events could result in a loss of business or other unexpected costs that could reduce sales or profits and have a material adverse effect on the Company's financial condition, results of operations and cash flows.

The Company operates in a regulated environment that imposes significant compliance requirements. Non-compliance with these requirements could subject the Company to sanctions and materially adversely affect the Company's business.

The Company is subject in the ordinary course of its business, in the United States and elsewhere, to many statutes, ordinances, rules and regulations that, if violated by the Company or its affiliates, partners or vendors, could have a material adverse effect on the Company's business. The Company is required to comply with the United States Foreign Corrupt Practices Act ("FCPA"), the U.K. Bribery Act and similar anti-bribery, anti-corruption and anti-kickback laws adopted in many of the countries in which the Company does business that prohibit the Company from engaging in bribery or making other prohibited payments to foreign officials for the purpose of obtaining or retaining business and also require maintenance of adequate record-keeping and internal accounting practices to accurately reflect transactions. Under the FCPA, companies operating in the United States may be held liable for actions taken by their strategic or local partners or representatives. The U.K. Bribery Act is broader in scope than the FCPA in that it directly addresses commercial bribery in addition to bribery of government officials and it does not recognize certain exceptions, notably facilitation payments that are permitted by the FCPA. Civil and criminal penalties may be imposed for violations of these laws. In many of the countries in which the Company operates, particularly those with developing economies, it is or has been common for government officials and businesses to engage in business practices that are prohibited by these laws. If the Company does not properly implement and maintain practices and controls with respect to compliance with applicable anti-corruption, anti-bribery and anti-kickback laws, or if the Company fails to enforce those practices and controls properly, the Company may be subject to regulatory sanctions, including administrative costs related to governmental and internal investigations, civil and criminal penalties, injunctions and restrictions on the Company's business and capital raising activities, any of which could materially and adversely affect the Company's business, results of operations and financial condition. The Company's employees, distributors, dealers and other agents could engage in conduct that is not in compliance with such laws for which the Company might be held responsible. If the Company's employees, distributors, dealers or other agents are found to have engaged in illegal practices, the Company could suffer substantial penalties and the reputation, business, results of operations and financial condition of the Company could be materially adversely affected.

New and future laws and regulations governing the Internet and e-commerce could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company is subject to laws and regulations governing the Internet and e-commerce. These existing and future laws and regulations may impede the growth of the Internet, e-commerce or other online services. These regulations and laws may cover taxation, user privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws governing issues such as property ownership, sales and other taxes, and personal privacy apply to the Internet and e-commerce. Unfavorable resolutions of these issues could diminish the demand for the Company's products on the Internet and increase the cost of doing business. For example, in 2018, the U.S. Supreme Court ruling in *South Dakota v. Wayfair, Inc. et al reversed longstanding precedent that remote sellers are not required to collect state and local sales taxes* and established that a state may enforce or adopt laws requiring online retailers to collect and remit sales tax if there is a substantial nexus between the online retailer's activity and the state, even if the retailer has no physical presence within the taxing state. While the Company now collects, remits and reports sales tax in states that it does business, it is possible that Company's effective income tax rate, the cost of the Company's e-commerce business, and the growth of its e-commerce business could be materially adversely effected other new laws or regulations governing the Internet and e-commerce. This potential negative impact on the Company's e-commerce business could have a material adverse effect on the Company's overall business, results of operations and financial condition.

Climate change, environmental, social and governance and sustainability initiatives may result in regulatory or structural industry changes that could require significant operational changes and expenditures, reduce demand for the Company's products and adversely affect our business, financial condition, and results of operations.

Greenhouse gases may have an adverse effect on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. Such events could have a negative effect on our business. Concern over climate change may result in new or additional legislative and regulatory requirements to reduce or mitigate the effects of climate change on the environment, which could result in future tax, transportation cost, and utility increases. Moreover, natural disasters and extreme weather conditions may impact the productivity of our facilities, the operation of our supply chain, or consumer buying patterns. Any of these risks could have a material adverse effect on our business.

Climate change, environmental, social and governance and sustainability initiatives may result in regulatory or structural industry changes that could require significant operational changes and expenditures, reduce demand for the Company's products and adversely affect our business, financial condition, and results of operations.

Climate change, environmental, social and governance ("ESG") and sustainability are a growing global movement. Continuing political and social attention to these issues has resulted in both existing and pending international agreements and national, regional and local legislation, regulatory measures, reporting obligations and policy changes. Also, there is increasing societal pressure in some of the areas where we operate, to limit greenhouse gas emissions as well as other global initiatives. These agreements and measures, including the Paris Climate Accord, may require, or could result in future legislation, regulatory measures or policy changes that would require operational changes, taxes, or purchases of emission credits to reduce emission of greenhouse gases from our operations, which may result in substantial capital expenditures.

Furthermore, increasing attention to climate change, ESG and sustainability has resulted in governmental investigations, and public and private litigation, which could increase our costs or otherwise adversely affect our business or results of operations. In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings may lead to increased negative investor sentiment toward us, which could have a negative impact on the price of our securities and our access to and costs of capital.

Additionally, on March 21, 2022, the SEC released proposed rule changes that would require new climate-related disclosure in SEC filings, including certain climate-related metrics and greenhouse gas emissions, information about climate-related targets and goals, transition plans, if any, and extensive attestation requirements. In addition to requiring filers to quantify and disclose direct emissions data, the new rules would also require disclosure of climate impact arising from the operations and uses by the filer's business partners and contractors and end-users of the filer's products and/or services. If adopted as proposed, the rule changes could result in the Company incurring material additional compliance and reporting costs, including monitoring, collecting, analyzing and reporting the new metrics and implementing systems and procuring additional internal and external personnel with the requisite skills and expertise to serve those functions.

Any or all of these ESG and sustainability initiatives and regulations are likely to result in significant operational changes and expenditures, reduced demand for our products, cause us reputational harm, and could materially adversely affect our business, financial condition, and results of operations.

A failure in or compromise of the Company's operating systems or infrastructure or those of third parties could disrupt the Company's business and cause losses.

The Company relies on many information technology systems for the operation of its principal business functions, including, but not limited to, the Company's enterprise resource planning, warehouse management, inventory forecast and ordering and call center systems. In the case of the Company's inventory forecast and ordering system, most of the Company's orders are received directly through electronic connections with the Company's largest customers. Additionally, the success of certain product categories in a competitive marketplace is dependent upon the creation and launch of new, innovative products. Accordingly, to keep pace within a competitive retail environment, the Company uses and will continue to evaluate new technologies to improve the efficiency of designing new innovative products. The failure or compromise of any of these systems or technologies could have a material adverse effect on the Company's business and results of operations.

The Company is subject to cyber security risks and may incur increasing costs in efforts to minimize those risks and to comply with regulatory standards.

The Company employs information technology systems and operates websites which allow for the secure storage and transmission of proprietary or confidential information regarding the Company's customers, employees and others, including credit card information and personal identification information. The Company has made significant efforts to secure its computer network to mitigate the risk of possible cyber-attacks, including, but not limited to, data breaches, and is continuously working to upgrade its existing information technology systems and provide employee awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. Despite our continuous efforts to ensure the security of the Company's computer networks, any future cyber incidents could compromise our information technology systems, which could impact operations and confidential information could be misappropriated. Additionally, as Artificial Intelligence ("AI") continues to evolve, cyber-attackers could also use AI to develop malicious code and sophisticated phishing attempts. Although we believe that we have robust information security procedures, controls and other safeguards in place, as cyber threats continue to evolve, we may be required to expend additional resources to continue to enhance our information security measures and/or to investigate and remediate information security vulnerabilities. Any cybersecurity incidents could lead to negative publicity, loss of sales and profits or cause the Company to incur significant costs to reimburse third- parties for damages, which could adversely impact profits.

Additionally, the Company must comply with increasingly complex and rigorous regulatory standards enacted to protect businesses and personal data, including the General Data Protection Regulation ("GDPR") and the California Consumer Privacy Act. GDPR is a comprehensive European Union privacy and data protection reform, effective in 2018, which applies to companies that are organized in the European Union or otherwise provide services to consumers who reside in the European Union, and imposes strict standards regarding the sharing, storage, use, disclosure and protection of end user data and significant penalties (monetary and otherwise) for non-compliance. The California Consumer Privacy Act, which became effective in January 2020, created new data privacy rights, including a new private right of action for data breaches and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices and allow consumers to opt out of certain data sharing with third parties. Any failure to comply with GDPR, the California Consumer Privacy Act, or other regulatory standards, could subject the Company to legal and reputational risks. Misuse of or failure to secure personal information could also result in violation of data privacy laws and regulations, proceedings against the Company by governmental entities or others, damage to the Company's reputation and credibility, and could have a material adverse effect on the Company's business and results of operations.

The Company is in the process of transitioning the Company's Systems, Applications and Products and other critical systems to cloud-based technologies. As the Company transitions to cloud-based technologies, the Company may be exposed to additional cyber threats as the Company migrates from legacy systems to cloud-based solutions. The Company's increased dependence on third parties for cloud-based systems may also subject the Company to further cyber threats. There can be no assurance that the Company will not suffer a material adverse effect resulting from vulnerabilities in widely deployed software used by third parties.

The Company sells consumer products which involve an inherent risk of product liability claims.

The marketing of certain of the Company's consumer products involve an inherent risk of product liability claims or recalls or other regulatory or enforcement actions initiated by the U.S. Consumer Product Safety Commission, by the Office of Fair Trading in the U.K., by other regulatory authorities or through private causes of action. The Company has in the past, and may have in the future, recalls (both voluntary and involuntary) of its products. Any defects in products the Company markets could harm the Company's reputation, adversely affect its relationship with its customers and decrease market acceptance of the Company's products and the strength of the brand names under which the Company markets such products. Potential product liability claims may exceed the amount of the Company's insurance coverage (which is subject to self-insured retention amounts) and could materially damage the Company's business and its financial condition. Additionally, the Company's product standards could be impacted by new or revised environmental rules and regulations or other social initiatives.

The Company may incur material costs due to environmental liabilities which could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company is subject to a broad range of federal, state, local, foreign and multi-national laws and regulations relating to the environment. These include laws and regulations that govern:

- discharges into the air, water and land;

- the handling and disposal of solid and hazardous substances and wastes; and

- remediation of contamination associated with release of hazardous substances at the Company's facilities and at off-site disposal locations.

The Company may incur material costs to comply with increasingly stringent environmental laws and enforcement policies. Moreover, there are proposed international accords and treaties, as well as federal, state and local laws and regulations, which would attempt to control or limit the causes of climate change, including the effect of greenhouse gas emissions on the environment. In the event that the U.S. government or foreign governments enact new climate change laws or regulations or make changes to existing laws or regulations, compliance with applicable laws or regulations may result in increased manufacturing costs for the Company's products, such as by requiring investment in new pollution control equipment or changing the ways in which certain of the Company's products are made. The Company may incur some of these costs directly, while other costs may be passed on to the Company from its third-party suppliers. The Company also may incur costs associated with government inquiries and investigations. For example, in August 2021 a wholly-owned subsidiary of the Company received a Notice of Liability from the Department of Justice on behalf of the EPA. Negotiations in connection with the Notice culminated in a Consent Decree for Remedial Design and Remedial Action at Operable Unit One of the San German Groundwater Contamination Site ("Consent Decree"). For further discussion of the Company's legal proceedings refer to NOTE 14 — COMMITMENTS AND CONTINGENCIES to the Company's consolidated financial statements included in this Annual Report on Form 10-K. Any finding that the Company is not in compliance with applicable environmental laws and regulations or any new laws and regulations in the future could have a material adverse effect on the Company's business, financial condition and results of operations.

The Company' executives and other key employees are critical to the Company's success. The loss of and/or failure to attract and maintain its highly skilled employees could adversely affect the Company's business.

The Company's success depends, in part, on the efforts and skills of its executives and other key employees. The Company's key employees are experienced and highly qualified in the housewares industry. The loss of any of the Company's executive officers or other key employees could harm the business and the Company's ability to timely achieve its strategic initiatives. The Company's success also depends, in part, on its ability to identify, hire and retain other skilled personnel. The Company's industry is characterized by a high level of employee mobility and aggressive recruiting among competitors for personnel with successful track records as well as growing pressure to increase wages for skilled personnel in the industry. The Company may not be able to attract and retain skilled personnel or may incur significant costs in order to do so.

As a result of the Company's acquisition of Filament, Taylor Parent has significant influence over the Company and its interests may conflict with the Company's or its stockholders in the future.

As a result of the issuance of common stock to Taylor Parent, Taylor Parent has significant influence over the Company. Going forward, Taylor Parent's degree of control will depend on, among other things, its level of ownership of the Company's common stock and its ability to exercise certain rights under the terms of the Stockholders Agreement that the Company entered into with Taylor Parent in connection with the acquisition and merger agreement.

Under the Stockholders Agreement, for so long as Taylor Parent continues to beneficially own at least 50% of the shares it received at the consummation of the acquisition, neither the Company nor any of its subsidiaries may take any of the following actions without the approval of the directors designated by Taylor Parent, such approval not to be unreasonably withheld: (i) enter into any agreement for a transaction that would result in a change of control of the Company; (ii) consummate any transaction for the sale of all or substantially all of the Company's assets; (iii) file for reorganization pursuant to Chapter 11, or for liquidation pursuant to Chapter 7, of the U.S. Bankruptcy Code; (iv) liquidate or dissolve the business and affairs of the Company; (v) take any Board of Directors action to seek an amendment to the Company's Certificate of Incorporation or approve, or recommend that the Company's stockholders approve, an amendment to the Company's Amended and Restated Bylaws, except as required by Delaware Law (as defined in the merger agreement) or other applicable law and other than amendments that would not materially and disproportionately affect Taylor Parent; (vi) incur additional debt in excess of $100 million in the aggregate, subject to certain exceptions; (vii) acquire or dispose of assets or a business, in each case with an individual value in excess of $100 million; or (viii) adopt a stockholder rights plan that does not exempt as "grandfathered persons" the stockholders party to the Stockholders Agreement and their affiliates from being deemed "acquiring persons" due to their beneficial ownership of the common stock of the Company upon the public announcement of adoption of such stockholder rights plan (it being understood that no such plan shall restrict any stockholder party to the Stockholders Agreement or its affiliates from acquiring, in the aggregate, common stock up to the level of their aggregate percentage beneficial ownership as of the public announcement of the adoption of such stockholder rights plan).

Accordingly, Taylor Parent's influence over the Company and the consequences of such control could have a material adverse effect on the Company's business and business prospects and negatively impact the trading price of its common stock.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk management and strategy

The Company recognizes the critical importance of developing, implementing, and maintaining robust cybersecurity measures to safeguard its information systems and to protect the confidentiality, integrity, and availability of its data.

The Company has integrated cybersecurity risk management into its broader enterprise risk management ("ERM") through defined training and incident response plans. The incident response plan defines the objectives, roles and responsibilities and scope of our incident response program, is designed to detect actual or potential cybersecurity events and is triggered by Endpoint Detection and Response ("EDR") system behavior monitoring. Once initiated, the incident response plan consists of several phases, which includes i) detecting a significant observable event, ii) examining a security related event with potential negative IT consequences for the company and iii) analyzing the risk of the event and the degree of remediation required. The Company has developed an incident management plan that operates within the incident response plan to help define the objectives, roles, responsibilities, and scope of our incident response plan.

In addition, the Company's training and response methodology includes regular end user cybersecurity updates, phishing tests and online trainings. We believe that these measures helps promote a company-wide culture of appropriate cybersecurity risk management, as well as ensure that cybersecurity considerations are an integral part of the Company's ERM decision-making processes at every level. The Company considers industry best practices to continuously evaluate and address cybersecurity risks in alignment with its business objectives and operational needs.

The full Board of Directors is responsible for the oversight of the Company's cybersecurity risk management. The Board is updated by the EVP, Global Supply Chain & Import regularly to remain informed on the Company's efforts in managing risks associated with cybersecurity threats.

The Company's Infrastructure Director is responsible for managing cybersecurity risks, including the prevention, detection, mitigation, and remediation of cybersecurity incidents. The Infrastructure Director has 20 years of experience in the creation and management of enterprise security risk programs.The Infrastructure Director reports to the Chief Information Officer, who actively engages to monitor IT activities and has 40 years of Enterprise Security Management Experience as well as membership in a CIO peer group that reviews local cybersecurity concerns on a regular basis. The Chief Information Officer in turn reports to the EVP, Global Supply Chain & Import who is responsible for the Company's management of cybersecurity risk. Through these activities and monitoring, both internally and externally, any events or incidents identified will be escalated to the appropriate Business Team Member in accordance with the Company's Incident Management Plan.

The Company engages with third-party experts, including cybersecurity focused Security Operations Center (SOC) and leading-edge (EDR) providers, to assist in evaluating and detecting security risk and initiate corrective actions. These partnerships enable the Company to leverage specialized knowledge and insights, ensuring cybersecurity strategies and processes remain aligned with industry best practices. The collaboration with these third parties includes regular audits, threat assessments, and consultation on security enhancements.

The Company uses third-party service providers in various functions throughout its business. The Company has stringent processes to oversee and manage risk with these third parties. The Company's process includes risk assessment activities, such as security assessments of all third-party providers, policies such as "minimum required access" to ensure compliance with current cybersecurity standards and monitoring activities, such as the review of potential cyber breaches announcements made by the third-party service providers.

Notwithstanding the approach we take to cybersecurity risk management, we may be unsuccessful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

Item 2. Properties

The following table lists the principal properties at which the Company operated its business at December 31, 2023:

Location	Description	Size (square feet)	Owned/ Leased
Rialto, California [1]	West Coast warehouse and distribution facility	703,000	Leased
Robbinsville, New Jersey [1]	Principal East Coast warehouse and distribution facility	700,000	Leased
Aston, England [2]	Offices, showroom, warehouse and distribution facility	250,000	Leased
Winchendon, Massachusetts [1]	Warehouse and distribution facility, and spice packing line	175,000	Owned
Garden City, New York [3]	Corporate headquarters/main showroom	159,000	Leased
Las Cruces, New Mexico [1]	Offices, warehouse and distribution facility	56,000	Leased
San Germán, Puerto Rico [1]	Sterling silver manufacturing facility	55,000	Leased
Medford, Massachusetts [1]	Offices, showroom, warehouse and distribution facility	44,000	Leased
Oak Brook, Illinois [1]	Offices	18,000	Leased
Seattle, Washington [1]	Offices	17,500	Leased
Shanghai, China [3]	Offices	16,300	Leased
New York, New York [1]	Offices and showrooms	12,000	Leased
Atlanta, Georgia [1]	Showrooms	11,000	Leased
Guangzhou, China [3]	Offices	10,000	Leased
Bentonville, Arkansas [1]	Offices and showroom	7,000	Leased
Newtown, Pennsylvania [1]	Offices	5,900	Leased
Pawtucket, Rhode Island [1]	Offices and showroom	4,900	Leased
Menomonee Falls, Wisconsin [1]	Showroom	4,000	Leased
Tianjin, China [3]	Offices	2,400	Leased
Minneapolis, Minnesota [1]	Offices	1,956	Leased
Kowloon, Hong Kong [3]	Offices	1,814	Leased
Issaquah, Washington [1]	Offices and showroom	1,125	Leased

[1] Location primarily used by the U.S. segment.
[2] Location used by the International segment.
[3] Location used by both segments.

Item 3. Legal Proceedings

For a description of our legal proceedings, please see NOTE 14 — COMMITMENTS AND CONTINGENCIES, to the Company's consolidated financial statements included in this Annual Report on Form 10-K.

Item 4. Mine Safety Disclosure

Not applicable.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded under the symbol "LCUT" on the Nasdaq Global Select Market ("Nasdaq").

At February 29, 2024, the Company estimates that there were approximately 3,881 record holders of the Company's common stock.

The Company is authorized to issue 100 shares of Series A Preferred stock and 2,000,000 shares of Series B Preferred stock, none of which were issued or outstanding at December 31, 2023.

For a discussion of dividends paid by the Company in 2023 and 2022, refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Dividends. The Board of Directors currently intends to continue paying cash dividends for the foreseeable future, although the Board of Directors may in its discretion determine to modify or eliminate such dividends at any time.

PERFORMANCE GRAPH

The following chart compares the cumulative total return on the Company's common stock with the Nasdaq Market Index, the Hemscott Group Index for Housewares & Accessories, the Company's peer group, which is comprised of companies that we believe have comparable characteristics and are in the same industry or line-of-business. The comparisons in this chart are required by the SEC and are not intended to forecast or be indicative of the possible future performance of the Company's common stock.



Date	Lifetime Brands, Inc.	Hemscott Group Index	New Peer Group	Nasdaq Market Index
12/31/2018 [1][2]	$ 100.00	$ 100.00	$ 100.00	$ 100.00
12/31/2019	$ 70.62	$ 108.44	$ 123.33	$ 136.69
12/31/2020	$ 157.60	$ 128.82	$ 152.95	$ 198.10
12/31/2021	$ 167.46	$ 137.51	$ 193.01	$ 242.03
12/31/2022	$ 80.79	$ 85.83	$ 130.55	$ 163.28
12/31/2023	$ 73.55	$ 59.80	$ 142.56	$ 236.17

[1] The graph assumes $100 was invested as of the close of trading on December 31, 2018 and dividends were reinvested. Measurement points are at the last trading day of each of the fiscal years ended December 31, 2019, 2020, 2021, 2022 and 2023. The material in this chart is not soliciting material, is not deemed filed with the SEC and is not incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation by reference language in such filing. A list of the companies included in the Company's Hemscott Group Index will be furnished by the Company to any stockholder upon written request to the Chief Financial Officer of the Company. Peer Group comprises Acushnet Holdings Corp., Crocs, Inc., Hamilton Beach Brands Holding Co., Helen of Troy Ltd., Lands' End, Inc., Johnson Outdoors Inc., Movado Group, Inc., Oxford Industries, Inc., The Buckle, Inc. and Tupperware Brands Corp., Unifi, Inc., Universal Electronics Inc., Vera Bradley, Inc., YETI Holdings, Inc.

[2] The graph was prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2024. Index Data: Copyright NASDAQ OMX, Inc. Used with permission. All rights reserved.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements for the Company and Notes thereto set forth in Item 15. This discussion contains forward-looking statements relating to future events and the future performance of the Company based on the Company's current expectations, assumptions, estimates and projections about it and the Company's industry. These forward-looking statements involve risks and uncertainties. The Company's actual results and timing of various events could differ materially from those anticipated in such forward-looking statements as a result of a variety of factors, as more fully described in this section and elsewhere in this Annual Report including those discussed under "Disclosures Regarding Forward-Looking Statements," "Risk Factors Summary" under Item 1A "Risk Factors" and under Item 7A "Quantitative and Qualitative Disclosures Regarding Market Risk." The Company undertakes no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future, other than as required by law.

ABOUT THE COMPANY

The Company designs, sources and sells branded kitchenware, tableware and other products used in the home. The Company's product categories include two categories of products used to prepare, serve and consume foods, Kitchenware (kitchen tools and gadgets, cutlery, kitchen scales, thermometers, cutting boards, shears, cookware, pantryware, spice racks and bakeware) and Tableware (dinnerware, stemware, flatware and giftware); and one category, Home Solutions, which comprises other products used in the home (thermal beverageware, bath scales, weather and outdoor household products, food storage, neoprene travel products and home décor).

The Company markets several product lines within each of its product categories and under most of the Company's brands, primarily targeting moderate price points through virtually every major level of trade. The Company believes it possesses certain competitive advantages based on its brands, its emphasis on innovation and new product development, and its sourcing capabilities. The Company owns or licenses a number of leading brands in its industry, including Farberware®, KitchenAid®, Mikasa®, Taylor®, Pfaltzgraff® , BUILT NY®, S'well®, Fred® & Friends, KitchenCraft® , Rabbit®, and Kamenstein®. Historically, the Company's sales growth has come from expanding product offerings within its product categories, by developing existing brands, acquiring new brands (including complementary brands in markets outside the United States), and establishing new product categories. Key factors in the Company's growth strategy have been the selective use and management of the Company's brands and the Company's ability to provide a stream of new products and designs. A significant element of this strategy is the Company's in-house design and development teams that create new products, packaging and merchandising concepts.

BUSINESS SEGMENTS

The Company operates in two reportable segments: U.S. and International. The U.S. segment is the Company's primary domestic business that designs, markets and distributes its products to retailers and distributors, as well as directly to consumers through third parties and its own internet websites. The International segment consists of certain business operations conducted outside the U.S. The Company has segmented its operations to reflect the manner in which management reviews and evaluates its results of operations.

EQUITY INVESTMENTS

The Company owns 24.7% interest in Grupo Vasconia S.A.B ("Vasconia"), an integrated manufacturer of aluminum products and a housewares company in Mexico. Shares of Vasconia's capital stock are traded on the Bolsa Mexicana de Valores, the Mexican Stock Exchange. The Quotation Key is VASCONI. The Company accounts for its investment in Vasconia using the equity method of accounting and records its proportionate share of Vasconia's net income in the Company's consolidated statements of operations. Accordingly, the Company has recorded its proportionate share of Vasconia's net income (reduced for amortization expense related to the customer relationships acquired) for the years ended December 31, 2023, 2022, and 2021 in the accompanying consolidated statements of operations. Pursuant to a Shares Subscription Agreement, the Company may designate four persons to be nominated as members of Vasconia's Board of Directors. As of December 31, 2023, Vasconia's Board of Directors was comprised of 11 members of whom the Company had no designated members.

On June 30, 2021, Vasconia issued additional shares of its stock, which diluted the Company's investment ownership from approximately 30% to approximately 27%. The Company recorded a non-cash gain of $1.7 million, increasing the Company's investment balance. Additionally, a loss of $2.0 million was recognized for the proportionate share of the diluted ownership for amounts previously recognized in accumulated other comprehensive loss. The net loss of $0.3 million was included in equity in earnings, net of taxes, in the accompanying consolidated statements of operations for the year ended December 31, 2021.

On July 29, 2021, the Company sold 2.2 million shares further reducing its ownership from approximately 27% to 24.7% in Vasconia for net cash proceeds of approximately $3.1 million, as a result the Company recorded a gain of $1.0 million, after decreasing the Company's investment balance. The gain on the sale resulted in a tax expense of $0.1 million. Additionally, a loss of $1.4 million was recognized for the proportionate share of the reduced ownership for amounts previously recognized in accumulated other comprehensive loss. The net loss, including taxes, of $0.5 million was included in equity in earnings, net of taxes, in the accompanying consolidated statements of operations for the year ended December 31, 2021. The Company continues to apply the equity method of accounting.

The Company recorded equity in (losses) earnings of Vasconia, net of taxes, of $(5.8) million, $(3.3) million and $1.8 million for the years ended December 31, 2023, 2022 and 2021, respectively.

During the years ended December 31, 2023 and December 31, 2022, equity in losses included non-cash impairment charges of $6.8 million and $6.2 million, respectively, to reduce the carrying value of the Company's investment in Vasconia to its fair value. The decline in the fair value was determined to be other than temporary due to the decline in the quoted stock price, the continued decline in the operating results of Vasconia and the downgrade in Vasconia's debt rating.

SEASONALITY

The Company's business and working capital needs are seasonal, with a majority of sales occurring in the third and fourth quarters. In 2023, 2022 and 2021, net sales for the third and fourth quarters accounted for 57%, 54% and 56% of total annual net sales, respectively. The current market conditions and shifts in both consumer and retailer purchasing patterns has impacted the seasonality of the Company's net sales compared to historical trend. In anticipation of the pre-holiday shipping season, inventory levels increase primarily in the June through October time period.

Consistent with the seasonality of the Company's net sales and inventory levels, the Company also experiences seasonality in its inventory turnover and turnover days from one quarter to the next.

RESTRUCTURING

During the year ended December 31, 2023, the Company incurred $0.8 million of restructuring expense in connection with the termination of the Company's Executive Chairman as described below.

In 2022, the Company's international segment incurred $0.4 million of restructuring expenses related to severance associated with the reorganization of the International segment's workforce. The reorganization was the result of the Company's efforts to realign the management and operating structure of the European business in response to changing market conditions.

In 2022, the Company's U.S. segment incurred $0.4 million of restructuring expense in connection with the reorganization of the U.S. segment's sales management structure. The payment was made in 2023.

In 2022, the Company incurred $0.6 million of unallocated expense related to the termination payment with its Executive Chairman, Jeffrey Siegel. On November 1, 2022, the Company entered into a transition agreement with Jeffrey Siegel, which terminated his employment with the Company, effective March 31, 2023. The transition agreement amended Mr. Siegel's employment agreement which was to expire on December 31, 2022. The employment agreement provided for a one-time payment, which was paid on April 7, 2023. The one-time payment of $1.4 million, was recognized over the remaining employment period with $0.6 million recognized in the fourth quarter of 2023 and the remaining $0.8 million recognized in 2023.

RECENT DEVELOPMENTS

The global economy has experienced relatively high inflation in 2023, which has in part been caused by supply chain disruptions and higher consumer spending. The rise in inflation contributed to higher prices, increased transportation and labor cost and impacted consumer spending and buying patterns. Retailers responded to the economic challenges by rightsizing inventory levels and further reducing safety stock and weekly supply on hand. Inflation rates started to decrease in the second half of 2023 and retailers' ordering patterns began to normalize. However, impacts of high interest rates have resulted in higher interest expense on the Company's outstanding borrowings and may impact consumer spending and buying patterns into 2024. Additionally, the recent attacks on commercial vessels in the Red Sea, may cause supply chain disruptions resulting in shipping delays and an increase in transportation costs. Further, the U.K. economy has been facing unfavorable economic and market conditions, with high inflation and low consumer confidence due to uncertain geopolitical and economic outlooks. The Company has been adversely impacted by these trends in 2022 and 2023 and expects that these trends have continued in 2024.

EFFECT OF ADOPTION OF ACCOUNTING PRINCIPLES

Adopted accounting pronouncements

Effective January 1, 2023, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This guidance introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses, to include historical experience, current conditions and reasonable and supportable forecasts. The Company adopted this guidance on a modified retrospective basis and the adoption did not have a material impact on the Company's consolidated financial statements.

New accounting pronouncements

Updates not listed below were assessed and either determined to not be applicable or are expected to have a minimal effect on the Company's financial position, results of operations, and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures: which enhances the disclosures required for operating segments in the Company's annual and interim consolidated financial statements. The new guidance is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. Early adoption is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures: This guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. The new guidance is effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Retrospective application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

RESULTS OF OPERATIONS

The results of operations below focuses on the results of the year ended December 31, 2023 compared to the year ended December 31, 2022. For a discussion of 2022 compared to 2021 refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations", in Part II, Item 7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

The following table sets forth statement of operations data of the Company as a percentage of net sales for the periods indicated below.

	Year Ended December 31,		
	2023	**2022**	**2021**
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	62.9	64.2	64.8
Gross margin	37.1	35.8	35.2
Distribution expenses	10.1	10.3	9.4
Selling, general and administrative expenses	22.2	21.3	18.1
Intangible asset impairments	—	—	1.7
Restructuring expenses	0.1	0.2	—
Wallace facility remediation expense	—	0.7	0.1
Income from operations	4.7	3.3	5.9
Interest expense	(3.2)	(2.4)	(1.8)
Mark to market (loss) gain on interest rate derivatives	(0.1)	0.3	0.1
Gain on extinguishments of debt, net	0.1	—	—
Income before income taxes and equity in (losses) earnings	1.5	1.2	4.2
Income tax provision	(0.9)	(0.8)	(1.9)
Equity in (losses) earnings, net of taxes	(1.8)	(1.2)	0.1
Net (loss) income	(1.2)%	(0.8)%	2.4 %

MANAGEMENT'S DISCUSSION AND ANALYSIS
2023 COMPARED TO 2022

Net Sales

Net sales for the year ended December 31, 2023 were $686.7 million, a decrease of $41.0 million, or 5.6%, compared to net sales of $727.7 million in 2022. In constant currency, a non-GAAP financial measure, which excludes the impact of foreign exchange fluctuations and was determined by applying 2023 average rates to 2022 local currency amounts, net sales decreased $41.0 million, or 5.6%, as compared to consolidated net sales in the corresponding period in 2022.

Net sales for the U.S. segment in 2023 were $633.1 million, a decrease of $36.1 million, or 5.4%, compared to net sales of $669.2 million in 2022.

Net sales for the U.S. segment's Kitchenware product category in 2023 were $386.7 million, a decrease of $16.2 million, or 4.0%, compared to net sales of $402.9 million in 2022. The net sales decrease in the U.S. segment's Kitchenware product category was driven by lower sales for kitchen tools and gadgets, cutlery and board, and bakeware products. The decrease was attributable to, generally, lower sales in the first half of 2023 due to retail inventory rightsizing, which began in the second quarter of 2022, warehouse programs not repeated in 2023 and a specialty retailer that closed its stores in early 2023. Notwithstanding the decline and the repositioning, in addition, the decrease was partially offset by higher sales in the second half of 2023 as retailers' ordering patterns normalized most notably in the off-price and e-commerce channel.

Net sales for the U.S. segment's Tableware product category in 2023 were $138.3 million, a decrease of $10.5 million, or 7.1%, compared to net sales of $148.8 million for 2022. The decrease was attributable to, generally, lower sales in the first half of 2023 due to retail inventory rightsizing, which began in the second quarter of 2022, warehouse programs not repeated in 2023, and a specialty retailer that closed its stores in early 2023. This was partially offset by higher sales to off-price retailers.

Net sales for the U.S. segment's Home Solutions products category in 2023 were $108.1 million, a decrease of $9.4 million, or 8.0%, compared to net sales of $117.5 million in 2022. The decrease was due to lower hydration product sales primarily through the corporate sales channel.

Net sales for the International segment in 2023 were $53.6 million, a decrease of $4.9 million, or 8.4%, compared to net sales of $58.5 million for 2022. In constant currency, a non-GAAP financial measure, which excludes the impact of foreign exchange fluctuations and was determined by applying 2023 average exchange rates to 2022 local currency amounts, net sales decreased approximately 8.5%. The decrease was due to generally weak demand in European channels caused by macroeconomic factors.

Gross margin

Gross margin for 2023 was $254.6 million, or 37.1%, compared to $260.3 million, or 35.8%, for the corresponding period in 2022.

Gross margin for the U.S. segment was $236.5 million, or 37.4%, for 2023, compared to $241.1 million, or 36.0%, for 2022. The decrease in gross margin dollars was due to lower sales. However, it was largely offset by a significant improvement in gross margin percentage due to lower inbound freight rates and favorable product mix.

Gross margin for the International segment was $18.1 million, or 33.8%, for 2023, compared to $19.2 million, or 32.8%, for 2022. The decrease in gross margin dollars was due to lower sales. However, this was partially offset by an increase in gross margin percentage was attributable to lower product costs and inbound freight rates.

Distribution expenses

Distribution expenses were $69.2 million for the 2023 period as compared to $74.9 million for the 2022 period. Distribution expenses as a percentage of net sales were 10.1% and 10.3% in 2023 and 2022.

Distribution expenses as a percentage of net sales for the U.S. segment were approximately 8.8% in 2023 and 9.1% in 2022. Distribution expenses in 2023 and 2022 include $0.6 million and $0.1 million, respectively, for redesign costs related to the Company's U.S. warehouses. As a percentage of sales shipped from the Company's warehouses, excluding warehouse redesign expenses, distribution expenses were 9.4% and 10.1% for 2023 and 2022. The decrease in the expenses as a percentage of sales was a result of lower storage expenses, improved labor management efficiencies resulting in a decrease of employee expenses, and pallet expenses, partially offset by higher labor rates and real estate taxes.

Distribution expenses as a percentage of net sales for the International segment were approximately 25.0% in 2023 and 23.8% in 2022, respectively. Distribution expenses in 2022 include $0.5 million for the Company's relocation costs for its new warehouse distribution facility in the Netherlands. As a percentage of sales shipped from the Company's warehouses, excluding the relocation expenses, distribution expenses, were 22.3% and 21.5% for 2023 and 2022, respectively. The increase in the expense as a percentage of sales was primarily attributed to lower shipment volume resulting in an unfavorable impact on fixed expenses.

Selling, general and administrative expenses

Selling, general and administrative ("SG&A") expenses for 2023 were $152.6 million, a decrease of $1.9 million, or 1.2%, as compared to $154.5 million for 2022.

SG&A expenses for 2023 for the U.S. segment were $117.4 million, a decrease of $0.8 million, or 0.7%, compared to $118.2 million for 2022. As a percentage of net sales, SG&A expenses were 18.5% for 2023, compared to 17.7% for 2022. The decrease in the expenses was attributable to cost incurred in the prior year for integration costs related to the S'well acquisition and financing fees on receivables sold to HSBC. This was partially offset by higher incentive compensation expenses and the provision for doubtful accounts primarily related to significant declines in financial condition of a customer. The increase in selling, general and administrative expense as a percentage of net sales is due to the unfavorable impact of fixed costs on lower sales volume.

SG&A expenses for 2023 for the International segment were $15.7 million, a decrease of $1.3 million, or 7.6%, compared to $17.0 million for 2022. As a percentage of net sales, SG&A expenses was 29.3% for 2023, compared to 29.1% for 2022. The International segment expenses decreased primarily due to lower foreign currency exchange losses.

Unallocated corporate expenses for 2023 were $19.5 million, compared to $19.3 million for 2022. The increase was driven by higher incentive compensation expense, partially offset by lower salary costs, as a result of the elimination of the Executive chairman role as of March 31, 2023 and lower stock compensation expense.

Restructuring expenses

During the year ended December 31, 2023, the Company incurred $0.8 million of restructuring expense in connection with the termination of the Company's Executive Chairman as described below.

In 2022, the Company's international segment incurred $0.4 million of restructuring expenses related to severance associated with the reorganization of the International segment's workforce. The reorganization was the result of the Company's efforts to realign the management and operating structure of the European business in response to changing market conditions.

In 2022, the Company's U.S. segment incurred $0.4 million of restructuring expense in connection with the reorganization of the U.S. segment's sales management structure. The payment was made in 2023.

In 2022, the Company incurred $0.6 million of unallocated expense related to the termination payment with its Executive Chairman, Jeffrey Siegel. On November 1, 2022, the Company entered into a transition agreement with Jeffrey Siegel, which terminated his employment with the Company, effective March 31, 2023. The transition agreement amended Mr. Siegel's employment agreement which was to expire on December 31, 2022. The employment agreement provided for a one-time payment, which was paid on April 7, 2023. The one-time payment of $1.4 million, was recognized over the remaining employment period with $0.6 million recognized in the fourth quarter of 2022 and the remaining $0.8 million recognized in 2023.

Wallace facility remediation expense

For the period ended December 31, 2022, in connection with the Wallace EPA Matter (as described in NOTE 14 — COMMITMENTS AND CONTINGENCIES, the "Wallace EPA Matter"), the Company recorded an expense of $5.1 million, for the estimated liability for remediation cost related to the Wallace EPA Matter. Refer to NOTE 14 — COMMITMENTS AND CONTINGENCIES for further discussion on this matter.

Interest expense

Interest expense for 2023 was $21.7 million, compared to $17.2 million for 2022. The increase was a result of higher interest rates on outstanding borrowings in the current period, partially offset by lower average outstanding borrowings.

Mark to market (loss) gain on interest rate derivatives

Mark to market loss on interest rate derivatives was $(0.5) million for the year ended December 31, 2023, as compared to a mark to market gain on interest rate derivatives of $2.0 million for the year ended December 31, 2022. The mark to market amount represents the change in the fair value on the Company's interest rate derivatives that have not been designated as hedging instruments. The decrease was attributable to the change in the fair value at the end of December 31, 2022 due to increases in interest rates. These derivatives were entered into for purposes of locking-in a fixed interest rate on the Company's variable interest rate debt. As of December 31, 2023, the intent of the Company is to hold these derivative contracts until their maturity.

Gain on extinguishments of debt, net

Gain on extinguishments of debt, net was $0.8 million for the year ended December 31, 2023, consisting of a $1.5 million gain in connection with the repurchase of $47.2 million in principal amount of the Term Loan, and $0.7 million of loss recorded on the prepayment of Term Loan principal in connection with Amendment No. 2 to the Term Loan. Refer to NOTE 8 — DEBT for further details of these transactions.

Income tax provision

The income tax provision was $6.2 million in 2023 and $5.7 million in 2022. The Company's effective tax rate for 2023 was 59.4%, compared to 63.4% for 2022. The effective tax rate in 2023 and 2022 was driven primarily by state and local tax expenses, nondeductible expenses, and foreign losses for which no tax benefit is recognized as such amounts are fully offset with a valuation allowance.

Equity in (losses) earnings

Equity in losses of Vasconia, net of taxes, was $12.7 million for the year ended December 31, 2023, as compared to equity in losses of Vasconia, net of taxes, of $9.5 million for the year ended December 31, 2022. During the years ended December 31, 2023 and December 31, 2022, equity in losses included non-cash impairment charges of $6.8 million and $6.2 million, respectively, to reduce the carrying value of the Company's investment in Vasconia to its fair value. The decline in the fair value was determined to be other than temporary due to the decline in the quoted stock price, the continued decline in the operating results of Vasconia and the downgrade in Vasconia's debt rating.

Vasconia reported loss from operations for 2023 of $10.9 million, as compared to loss of $1.6 million for 2022 and reported net loss of $23.6 million in 2023 and net loss of $13.2 million in 2022. The decrease in income from operations was primarily attributable to decreased operating results in 2023.

The effect of the translation of the Company's investment, as well as the translation of Vasconia's balance sheet, resulted in an increase of the investment of $2.0 million during the year ended December 31, 2023 and a decrease of the investment of $0.3 million during the year ended December 31, 2022.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's audited consolidated financial statements which have been prepared in accordance with GAAP and with the instructions to Form 10-K and Article 10 of Regulation S-X. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company evaluates these estimates including those related to revenue recognition, allowances for doubtful accounts, reserves for sales returns and allowances and customer chargebacks, inventory mark-down provisions, estimates for unpaid healthcare claims, impairment of goodwill, tangible and intangible assets, stock compensation expense, accruals related to the Company's tax positions and tax valuation allowances. Actual results may differ from these estimates using different assumptions and under different conditions and changes in these estimates are recorded when known. The Company's significant accounting policies are more fully described in NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES in the Notes to the consolidated financial statements included in Item 15. The Company believes that the following discussion addresses its most critical accounting policies, which are those that are most important to the portrayal of the Company's consolidated financial condition and results of operations and require management's most difficult, subjective and complex judgments.

Goodwill, intangible assets and long-lived assets

Goodwill and intangible assets deemed to have indefinite lives are not amortized but, instead, are subject to an annual impairment assessment. Additionally, if events or conditions were to indicate the carrying value of a reporting unit may not be recoverable, the Company would evaluate goodwill and other intangible assets for impairment at that time.

As it relates to the goodwill assessment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment testing described in the FASB's ASU Topic 350, Intangibles – Goodwill and Other. If, after assessing qualitative factors, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative test is unnecessary and the Company's goodwill is not considered to be impaired. However, if based on the Company's qualitative assessment it concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if the Company elects to bypass the qualitative assessment, the Company will proceed with performing the quantitative impairment test.

The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually as of October 1st or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. For goodwill, impairment testing is based upon the best information available using a combination of the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach.

The significant assumptions used under the income approach, or discounted cash flow method, are projected net sales, projected earnings before interest, tax, depreciation and amortization ("EBITDA") and the cost of capital. Projected net sales and projected EBITDA were determined to be significant assumptions because they are the primary drivers of the projected cash flows in the discounted cash flow fair value model. Cost of capital was also determined to be a significant assumption as it is the discount rate used to calculate the current fair value of those projected cash flows.

Although the Company believes the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact its reported financial results. In addition, sustained declines in the Company's stock price and related market capitalization could impact key assumptions in the overall estimated fair values of its reporting units and could result in non-cash impairment charges that could be material to the Company's consolidated balance sheet or results of operations. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, an impairment charge will be recorded to reduce the reporting unit to fair value.

The Company also evaluates qualitative factors to determine whether or not its indefinite lived intangibles have been impaired and then performs quantitative tests if required. These tests can include the relief from royalty model or other valuation models. The significant assumptions used in the relief from royalty model are future net sales for the related brands, royalty rates and the cost of capital to determine the fair value of the indefinite lived intangibles. Projected net sales for the related brands and royalty rates were determined to be significant assumptions because they are the primary drivers of the projected cash flows in the relief from royalty model. Cost of capital was also determined to be a significant assumption as it is the discount rate used to calculate the current fair value of those projected cash flows.

Goodwill

The Company performed an interim impairment test of the goodwill in the U.S. reporting unit as of September 30, 2023, by comparing its fair value with its carrying value. The analysis was performed by using a discounted cash flow and market multiple method. Based upon the analysis performed, the Company determined that the fair value of the Company's U.S. reporting unit exceeded its carrying value, and therefore goodwill was not impaired. As of September 30, 2023, the fair value of the U.S. reporting unit exceeded the carrying value of goodwill by 4%.

The Company performed its annual impairment assessment of its U.S. reporting unit as of October 1, 2023 by comparing the fair value of the reporting unit with its carrying value. The Company performed the analysis using a discounted cash flow and market multiple method. As of October 1, 2023, the fair value of the U.S. reporting unit exceeded the carrying value of goodwill by 4%.

As of December 31, 2023, the Company assessed the carrying value of goodwill and determined, based on qualitative factors, that no impairment indicators existed for goodwill.

The carrying value of the goodwill for the U.S reporting unit was $33.2 million as of December 31, 2023.

Indefinite-lived trade names

The Company performed an interim quantitative impairment analysis as of September 30, 2023, of its indefinite-lived trade names by comparing the fair value of the indefinite-lived trade names to their respective carrying values. The Company values its indefinite-lived trade names using a relief-from-royalty approach, which assumes the value of the trade name is the discounted cash flows of the amount that would be paid by a hypothetical market participant had they not owned the trade name and instead licensed the trade name from another company. The Company determined that the fair value of all its indefinite-lived trade names were above their respective carrying values, and therefore its indefinite-lived intangible assets were not impaired. In connection with the interim impairment analysis, the Company determined that one trade name, previously estimated to contribute to cash flows indefinitely, has a definite life. Accordingly, the trade name will be reclassified from indefinite-lived to finite-lived or amortizable intangible assets as of October 1, 2023. The trade name will be amortized over an estimated useful life of 15 years. As of September 30, 2023, the fair value of the Company's indefinite-lived trade name exceeded the respective carrying value by 7%.

The Company completed the quantitative impairment analysis for its indefinite-lived asset as of October 1, 2023, by comparing the fair value of the indefinite-lived trade name to its respective carrying value using a relief from royalty method. As of October 1, 2023, the fair value of the Company's indefinite-lived trade name exceeded its respective carrying value by 7%.

As of December 31, 2023, the Company assessed the carrying value of its indefinite-lived trade name and determined based on qualitative factors that no impairment existed.

The carrying value of the Company's indefinite-lived trade name was $42.0 million as of December 31, 2023.

Long-lived assets

Long-lived assets, including intangible assets deemed to have finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit or material adverse changes in the business climate that indicate that the carrying amount of an asset may be impaired. When impairment indicators are present, the recoverability of the asset is measured by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset is not recoverable, the impairment to be recognized is measured by the amount by which the carrying amount of each long-lived asset exceeds the fair value of the asset.

Revenue recognition

The Company sells products wholesale, to retailers and distributors, and sells products retail, directly to consumers. Wholesale sales and retail sales are recognized at the point in time the customer obtains control of the products in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. To indicate the transfer of control, the Company must have a present right to payment, legal title must have passed to the customer, the customer must have the significant risks and rewards of ownership, and where acceptance is not a formality, the customer must have accepted the product or service. The Company's principal terms of sale are Free on Board ("FOB") Shipping Point, or equivalent, and, as such, the Company primarily transfers control and records revenue for product sales upon shipment. Sales arrangements with delivery terms that are not FOB Shipping Point are not recognized upon shipment and the transfer of control for revenue recognition is evaluated based on the associated shipping terms and customer obligations. Shipping and handling fees that are billed to customers in sales transactions are included in net sales. Net sales exclude taxes that are collected from customers and remitted to the taxing authorities.

The Company offers various sales incentives and promotional programs to its wholesale customers from time to time in the normal course of business. These incentives and promotions typically include arrangements such as cooperative advertising, buydowns, volume rebates and discounts. These sales incentives and promotions represent variable consideration and are reflected as reductions in net sales in the Company's consolidated statements of operations. While many of the sales incentives and promotions are contractually agreed upon with the Company's customers, certain of the sales incentives and promotions are non-contractual and require the Company to estimate the amount of variable consideration based on historical experience and other known factors or as the most likely amount in a range of possible outcomes. These estimates are based on historical experience and other known factors or as the most likely amount in a range of possible outcomes. On a quarterly basis, variable consideration is assessed on a portfolio approach in estimating the extent to which the components of variable consideration are constrained.

Payment terms vary by customer, but generally range from 30 to 90 days or at the point of sale for the Company's retail direct sales.

The Company incurs certain direct incremental costs to obtain contracts with customers, such as sales-related commissions, where the recognition period for the related revenue is less than one year. These costs are expensed as incurred and recorded within selling, general and administrative expenses in the consolidated statement of operations. Incidental items that are immaterial in the context of the contract are expensed as incurred.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds consists of cash provided by operating activities, borrowings available under its revolving credit facility and from time-to-time working capital reductions. The Company's primary uses of funds consist of payments of principal and interest on its debt, working capital requirements, capital expenditures and dividends. From time-to-time uses also include acquisitions and repurchases of its common stock.

At December 31, 2023 and 2022, the Company had cash and cash equivalents of $16.2 million and $23.6 million, respectively, and working capital of $224.4 million at December 31, 2023, compared to $270.4 million at December 31, 2022. The current ratio (current assets to current liabilities) was 2.5 to 1.0 at December 31, 2023, compared to 3.1 to 1.0 at December 31, 2022. The decrease in the current ratio was primarily due to lower inventory level compared to the prior year and timing of payments for current obligations.

At December 31, 2023, borrowings under the Company's ABL Agreement were $60.4 million and $150.0 million was outstanding under the Term Loan. At December 31, 2022, borrowings under the Company's ABL Agreement were $10.4 million and $245.9 million was outstanding under the Term Loan.

Liquidity as of December 31, 2023 was $133.9 million, consisting of $16.2 million of cash and cash equivalents, $89.4 million of availability under the ABL Agreement, limited by the Term Loan financial covenant, and $28.3 million of available funding under the Receivables Purchase Agreement.

Inventory, a large component of the Company's working capital, is expected to fluctuate from period to period, with inventory levels higher primarily in the June through October time period. The Company also expects inventory turnover to fluctuate from period to period based on product and customer mix. Certain product categories have lower inventory turnover rates as a result of minimum order quantities from the Company's vendors or customer replenishment needs. Certain other product categories experience higher inventory turns due to lower minimum order quantities or trending sale demands. For the three months ended December 31, 2023 inventory turnover was 2.5 times, or 145 days, as compared to 2.1 times, or 170 days, for the three months ended December 31, 2022. Inventory turns have improved due to lower inventory levels at December 31, 2023 compared to the prior year.

On February 7, 2024, in connection with the Wallace EPA Matter, the Company provided financial assurance of $5.6 million in the form of a letter of credit. This reduces the availability under the revolving credit facility by the same amount.

The Company believes that availability under the revolving credit facility under its ABL Agreement, cash on hand and cash flows from operations are sufficient to fund the Company's operations for the next 12 months. However, if circumstances were to adversely change, the Company may seek alternative sources of liquidity including debt and/or equity financing. However, there can be no assurance that any such alternative sources would be available or sufficient.

The Company closely monitors the creditworthiness of its customers. Based upon its evaluation of changes in customers' creditworthiness, the Company may modify credit limits and/or terms of sale. However, notwithstanding the Company's efforts to monitor its customers' financial condition, the Company could be materially affected by future changes in these conditions.

Indebtedness

On August 26, 2022, the Company entered into Amendment No. 2 (the "Amendment") to the ABL Agreement among the Company, as a Borrower, certain subsidiaries of the Company, as Borrowers and/or Loan Parties, JPMorgan Chase Bank, N.A., as Administrative Agent and a Lender. The ABL Agreement provides for a senior secured asset-based revolving credit facility in the maximum aggregate principal amount of $200.0 million, which will mature on August 26, 2027.

On November 14, 2023, the Company entered into Amendment No. 2 (the "Term Loan Amendment") to amend the Loan Agreement, dated as of March 2, 2018, among the Company, as borrower, the other loan parties from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (as amended, the "Term Loan"). The Term Loan has a principal amount of $150.0 million, and matures on August 26, 2027.

The Term Loan requires the Company to make quarterly payments of principal each equal to 1.25% of the aggregate principal amount of the Term Loan, commencing on March 31, 2024, with the remaining balance payable on the maturity date. The Term Loan requires the Company to make an annual prepayment of principal, beginning with those for the fiscal year ending December 31, 2024, based upon a percentage of the Company's excess cash flow, ("Excess Cash Flow"), if any. The percentage applied to the Company's excess cash flow is based on the Company's Total Net Leverage Ratio (as defined in the Debt Agreements). When an Excess Cash Flow payment is required, each lender has the option to decline a portion or all of the prepayment amount payable to it. Per the Term Loan, when the Company makes an Excess Cash Flow prepayment, the payment is first applied to satisfy the next eight (8) scheduled future quarterly required payments of the Term Loan in order of maturity and then to the remaining scheduled installments on a pro rata basis.

The maximum borrowing amount under the ABL Agreement may be increased to up to $250.0 million if certain conditions are met. One or more tranches of additional term loans (the "Incremental Term Facilities") may be added under the Term Loan if certain conditions are met. The Incremental Facilities may not exceed the sum of (i) $50.0 million plus (ii) an unlimited amount so long as, in the case of (ii) only, the Company's secured net leverage ratio, as defined in and computed on a pro forma basis pursuant to the Term Loan, after giving effect to such increase, is no greater than 3.25 to 1.00, subject to certain limitations and for the period defined pursuant to the Term Loan but not to mature earlier than the maturity date of the then existing term loans.

As of December 31, 2023 and 2022, the total availability under the ABL Agreement were as follows (in thousands):

	December 31, 2023	December 31, 2022
Maximum aggregate principal allowed	$ 181,919	$ 189,411
Outstanding borrowings under the ABL Agreement	(60,395)	(10,424)
Standby letters of credit	(2,894)	(2,765)
Total availability under the ABL agreement	$ 118,630	$ 176,222

Availability under the ABL Agreement is limited to the lesser of the $200.0 million commitment thereunder and the borrowing base and therefore depends on the valuation of certain current assets comprising the borrowing base. The borrowing capacity under the ABL Agreement will depend, in part, on eligible levels of accounts receivable and inventory that fluctuate regularly. Due to the seasonality of the Company's business, this mean that it may have greater borrowing availability during the third and fourth quarters of each year. Consequently, the $200.0 million commitment thereunder may not represent actual borrowing capacity. The Company's borrowing capacity may be further limited by the Term Loan financial covenant of 5.00 to 1.00 maximum Total Net Leverage Ratio. As of December 31, 2023, the availability under the ABL Agreement, limited by the Term Loan financial covenant, was $89.4 million.

The current and non-current portions of the Company's Term Loan facility included in the consolidated balance sheets are presented as follows (in thousands):

	December 31, 2023	December 31, 2022
Current portion of Term Loan facility:		
Term Loan facility payment	$ 7,500	$ —
Estimated unamortized debt issuance costs	(2,758)	—
Total Current portion of Term Loan facility	$ 4,742	$ —
Non-current portion of Term Loan facility:		
Term Loan facility, net of current portion	$ 142,500	$ 245,911
Estimated unamortized debt issuance costs	(6,666)	(3,054)
Total Non-current portion of Term Loan facility	$ 135,834	$ 242,857

As of December 31, 2023, there is no Excess Cash Flow Payment due for 2024.

The Company's Term Loan facility was reduced to $150.0 million at December 31, 2023 from $245.9 million at December 31, 2022 through the following transactions:

- On June 8, 2023, the Company completed the repurchase of $47.2 million in principal amount of the Term Loan, for $95 per $100 of principal. The repurchase was executed by way of a reverse Dutch auction, pursuant to and in accordance with the terms and conditions provided for in the Term Loan. In connection therewith, debt issuance costs of $0.5 million were written off and fees of $0.4 million were incurred. The gain on the early retirement of the Term Loan was $1.5 million, net of fees and expenses.

- In connection with the Term Loan Amendment, the Company reduced its outstanding principal by a net amount of $48.7 million through a voluntary prepayment of principal (in accordance with the terms of the original Term Loan Agreement), net of the issuance of new proceeds and an extension of a portion of existing Term Loan. In connection with the Term Loan Amendment that Company incurred fees of $9.1 million, which will be amortized over the life of the debt using the effective interest method. The Company recognized a loss of of $0.7 million of unamortized debt issuance costs on the partial extinguishment for the portion of the Term Loan that was repaid.

As of December 31, 2023, the future principal payments of the Term Loan are as follows (in thousands):

2024	$	7,500
2025		7,500
2026		7,500
2027		127,500
Total	$	150,000

The Company's payment obligations under its Debt Agreements are unconditionally guaranteed by its existing and future U.S. subsidiaries, with certain minor exceptions. Certain payment obligations under the ABL Agreement are also direct obligations of its foreign subsidiary borrowers designated as such under the ABL Agreement and, subject to limitations on such guaranty, are guaranteed by the foreign subsidiary borrowers, as well as by the Company. The obligations of the foreign subsidiary borrowers under the ABL Agreement are secured by security interests in substantially all of the assets of, and stock in, such foreign subsidiary borrowers, subject to certain limitations. The obligations of the Company under the Debt Agreements and any hedging arrangements and cash management services and the guarantees by its domestic subsidiaries in respect of those obligations are secured by security interests in substantially all of the assets and stock (but in the case of foreign subsidiaries, limited to 65% of the capital stock in first-tier foreign subsidiaries and not including the stock of subsidiaries of such first-tier foreign subsidiaries) owned by the Company and the U.S. subsidiary guarantors, subject to certain exceptions. Such security interests consists of (1) a first-priority lien, subject to certain permitted liens, with respect to certain assets of the Company and certain of its subsidiaries (the "ABL Collateral") pledged as collateral in favor of lenders under the ABL Agreement and a second-priority lien in the ABL Collateral in favor of the lenders under the Term Loan and (2) a first-priority lien, subject to certain permitted liens, with respect to certain assets of the Company and certain of its subsidiaries (the "Term Loan Collateral") pledged as collateral in favor of lenders under the Term Loan and a second-priority lien in the Term Loan Collateral in favor of the lenders under the ABL Agreement.

Borrowings under the revolving credit facility bear interest, at the Company's option, at one of the following rates: (i) an alternate base rate, defined, for any day, as the greater of the prime rate, a federal funds and overnight bank funding based rate plus 0.5% or one-month Adjusted Term SOFR plus 1.0% as of a specified date in advance of the determination, but in each case not less than 1.0%, plus a margin of 0.25% to 0.5%, or (ii) Adjusted Term SOFR, which is the Term SOFR Rate for the selected 1, 3 or 6 month interest period plus 0.10% (or Euro Interbank Offered Rate "EURIBOR" for borrowings denominated in Euro; or Sterling Overnight Index Average "SONIA" for borrowings denominated in Pounds Sterling), but in each case not less than zero, plus a margin of 1.25% to 1.50%. The respective margins are based upon average quarterly availability, as defined in and computed pursuant to the ABL Agreement. In addition, the Company pays a commitment fee of 0.20% to 0.25% per annum based on the average daily unused portion of the aggregate commitment under the ABL Agreement. The interest rate on outstanding borrowings under the ABL Agreement at December 31, 2023 was between 6.47% and 6.72%. In addition, the Company paid a commitment fee of 0.25% on the unused portion of the ABL Agreement during the year ended December 31, 2023.

The Term Loan facility bears interest, at the Company's option, at one of the following rates: (i) alternate base rate, defined, for any day, as the greater of (x) the prime rate, (y) a federal funds and overnight bank funding based rate plus 0.50% or (z) one-month Adjusted Term SOFR, but not less than 1.0% plus 1.0%, plus a margin of 4.5% or (ii) Adjusted Term SOFR (Term SOFR plus the Term SOFR Adjustment) for the applicable interest period, but not less than 1.0%, plus a margin of 5.5%. The interest rate on outstanding borrowings under the Term Loan at December 31, 2023 was 11.0%.

The Debt Agreements provide for customary restrictions and events of default. Restrictions include limitations on additional indebtedness, liens, acquisitions, investments and payment of dividends, among other things. Under the Term Loan, the Total Net Leverage Ratio is not permitted to be greater than 5.00 to 1.00 determined as of the end of each fiscal quarters. Further, the ABL Agreement provides that during any period (a) commencing on the last day of the most recently ended four consecutive fiscal quarters on or prior to the date availability under the ABL Agreement is less than the greater of $20.0 million and 10% of the aggregate commitment under the ABL Agreement at any time and (b) ending on the day after such availability has exceeded the greater of $20.0 million and 10% of the aggregate commitment under the ABL Agreement for 45 consecutive days, the Company is required to maintain a minimum fixed charge coverage ratio of 1.10 to 1.00 as of the last day of any period of four consecutive fiscal quarters.

The Company was in compliance with the covenants of the Debt Agreements at December 31, 2023.

Covenant Calculations

Adjusted EBITDA (a non-GAAP financial measure), which is defined in the Company's Debt Agreements, is used in the calculation of the Fixed Charge Coverage Ratio, Secured Net Leverage Ratio, Total Leverage Ratio and Total Net Leverage Ratio, which are required to be provided to the Company's lenders pursuant to its Debt Agreements.

Non-GAAP financial measure

Adjusted EBITDA is a non-GAAP financial measure within the meaning of Regulation G and Item 10(e) of Regulation S-K, each promulgated by the SEC. This measure is provided because management of the Company uses this financial measure in evaluating the Company's on-going financial results and trends. Management also uses this non-GAAP information as an indicator of business performance. Adjusted EBITDA, as discussed above, is also one of the measures used to calculate financial covenants required to be provided to the Company's lenders pursuant to its Debt Agreements.

Investors should consider these non-GAAP financial measures in addition to, and not as a substitute for, the Company's financial performance measures prepared in accordance with GAAP. Further, the Company's non-GAAP information may be different from the non-GAAP information provided by other companies including other companies within the home retail industry.

The following is a reconciliation of net (loss) income as reported to adjusted EBITDA for the years ended December 31, 2023 and 2022 and each fiscal quarter of 2023 and 2022:

| | Three Months Ended | | | | Year Ended |
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	December 31, 2023
			(in thousands)		
Net (loss) income as reported	$ (8,805)	$ (6,520)	4,206	$ 2,707	$ (8,412)
Undistributed equity losses, net	2,777	5,863	1,047	2,978	12,665
Income tax (benefit) provision	(1,348)	1,242	3,015	3,313	6,222
Interest expense	5,336	5,528	5,246	5,618	21,728
Depreciation and amortization	4,870	4,925	4,821	4,955	19,571
Mark to market loss (gain) on interest rate derivatives	234	(197)	98	364	499
Stock compensation expense	861	1,011	898	917	3,687
Contingent consideration fair value adjustments	—	(50)	—	(600)	(650)
(Gain) loss on extinguishments of debt, net	—	(1,520)	—	759	(761)
Acquisition related expenses	490	242	186	407	1,325
Restructuring expenses	856	—	—	—	856
Warehouse redesign expenses[1]	194	157	176	51	578
Adjusted EBITDA[2]	$ 5,465	$ 10,681	$ 19,693	$ 21,469	$ 57,308

[1] For the year ended December 31, 2023, the warehouse redesign expenses related to the U.S. segment.

[2] Adjusted EBITDA is a non-GAAP financial measure that is defined in the Company's debt agreements. Adjusted EBITDA is defined as net (loss) income, adjusted to exclude undistributed equity in losses, income tax (benefit) provision, interest expense, depreciation and amortization, mark to market loss (gain) on interest rate derivatives, stock compensation expense, gain (loss) on extinguishments of debt, net, and other items detailed in the table above that are consistent with exclusions permitted by our debt agreements.

	Three Months Ended				Year Ended
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	December 31, 2022
			(in thousands)		
Net income (loss) as reported	$ 380	$ (3,460)	$ (6,358)	$ 3,272	$ (6,166)
Undistributed equity (earnings) losses, net	(416)	(334)	8,159	2,058	9,467
Income tax provision (benefit)	1,673	(98)	1,845	2,308	5,728
Interest expense	3,767	3,732	4,581	5,125	17,205
Depreciation and amortization	4,899	5,038	4,598	5,001	19,536
Mark to market (gain) loss on interest rate derivatives	(1,049)	(304)	(637)	19	(1,971)
Stock compensation expense	1,174	1,365	1,026	281	3,846
Acquisition related expenses	1,119	75	109	170	1,473
Restructuring expenses	—	—	—	1,420	1,420
Warehouse relocation and redesign expenses [1]	497	73	59	—	629
S'well integration costs [2]	781	864	250	—	1,895
Wallace facility remediation expense	—	—	5,140	—	5,140
Adjusted EBITDA, before limitation	$ 12,825	$ 6,951	$ 18,772	$ 19,654	$ 58,202
Pro forma projected synergies adjustment [3]					3,590
Pro forma adjusted EBITDA, before limitation [5]					61,792
Permitted non-recurring charge limitation [4]					(3,589)
Pro forma Adjusted EBITDA [5]	$ 12,825	$ 6,951	$ 18,772	$ 19,654	$ 58,203

[1] For the year ended December 31, 2022, the warehouse relocation and redesign expenses included $0.5 million of expenses related to the International segment and $0.1 million of expenses related to the U.S. segment.

[2] For the year ended December 31, 2022, S'well integration costs included $0.5 million of expenses related to inventory step up adjustment in connection with S'well acquisition.

[3] Pro forma projected synergies represents the projected cost savings of $2.3 million associated with the reorganization of the International segment's workforce, $0.9 million associated with the Executive Chairman's cessation of service in such role, and $0.4 million associated with reorganization of the U.S. segment's sales management structure.

[4] Permitted non-recurring charges include restructuring expenses, integration charges, Wallace facility remediation expense, and warehouse relocation and redesign expenses. These are permitted exclusions from the Company's adjusted EBITDA, subject to limitations, pursuant to the Company's Debt Agreements.

[5] Adjusted EBITDA is a non-GAAP financial measure which is defined in the Company's debt agreements. Adjusted EBITDA is defined as net income (loss), adjusted to exclude undistributed equity in (earnings) losses, income tax provision (benefit), interest expense, depreciation and amortization, mark to market (gain) loss on interest rate derivatives, stock compensation expense, and other items detailed in the table above that are consistent with exclusions permitted by our debt agreements.

Capital expenditures

Capital expenditures for the year ended December 31, 2023 were $2.8 million.

Derivatives

Interest Rate Swap Agreements

The Company's net total outstanding notional value of interest rate swaps was $25 million at December 31, 2023. These non-designated interest rate swaps were entered into in June 2019 and serve as cash flow hedges of the Company's exposure to the variability of the payment of interest on a portion of its Term Loan borrowings and expire in February 2025.

The Company's interest rate swaps that were designated as cash flow hedges of the Company's exposure to the variability of the payment of interest on a portion of its Term Loan borrowings expired in March 2023. The Company has no designated interest rate swaps at December 31, 2023.

Foreign Exchange Contracts

The Company is a party from time to time to certain foreign exchange contracts, primarily to offset the earnings impact related to fluctuations in foreign currency exchange rates associated with inventory purchases denominated in foreign currencies. Fluctuations in the value of certain foreign currencies as compared to the USD may positively or negatively affect the Company's revenues, gross margins, operating expenses, and retained earnings, all of which are expressed in USD. Where the Company deems it prudent, the Company engages in hedging programs using foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. The Company purchases foreign currency forward contracts with terms less than 18 months to protect against currency exchange risks associated with the payment of merchandise purchases to foreign suppliers. The Company does not hedge the translation of foreign currency profits into USD, as the Company regards this as an accounting exposure rather than an economic exposure. The aggregate gross notional values of foreign exchange contracts at December 31, 2023 and 2022 was $9.8 million and $6.3 million, respectively.

The Company is exposed to market risks, as well as changes in foreign currency exchange rates, as measured against the USD and each other, and changes to credit risk of derivative counterparties. The Company attempts to minimize these risks by primarily using foreign currency forward contracts and by maintaining counterparty credit limits. These hedging activities provide only limited protection against currency exchange and credit risk. Factors that could influence the effectiveness of the Company's hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets. All foreign currency forward contracts that the Company enters into are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. The Company does not enter into such contracts for speculative purposes and, as of December 31, 2023, the Company does not have any foreign currency forward contract derivatives that are not designated as hedges. These foreign exchange contracts have been designated as hedges in to order to apply hedge accounting.

Dividends

Dividends were declared in 2023 and 2022 as follows:

Dividend per share	Date declared	Date of record	Payment date
$0.0425	March 8, 2022	May 2, 2022	May 16, 2022
$0.0425	June 23, 2022	August 1, 2022	August 15, 2022
$0.0425	August 2, 2022	November 1, 2022	November 15, 2022
$0.0425	November 1, 2022	February 1, 2023	February 15, 2023
$0.0425	March 8, 2023	May 1, 2023	May 15, 2023
$0.0425	June 22, 2023	August 1, 2023	August 15, 2023
$0.0425	August 2, 2023	November 1, 2023	November 15, 2023
$0.0425	November 7, 2023	February 1, 2024	February 15, 2024

On March 8, 2024, the Board of Directors declared a quarterly dividend of $0.0425 per share payable on May 15, 2024 to shareholders of record on May 1, 2024.

Cash provided by operating activities

Net cash provided by operating activities was $56.4 million in 2023, compared to $24.3 million in 2022. The increase from 2023 compared to 2022 was attributable timing of payments for accounts payable and accrued expenses, partially offset by timing of collections related to the Company's accounts receivable and a reduction in inventory levels.

Cash used in investing activities

Net cash used in investing activities was $2.8 million in 2023, compared to $20.9 million in 2022. The change from 2023 compared to 2022 was attributable to the cash consideration of $18.0 million paid for the acquisition of S'well in 2022.

Cash used in financing activities

Net cash used in financing activities was $61.1 million in 2023 compared to $7.6 million in 2022. The change from 2023 compared to 2022 was attributable to higher repayments of the Term Loan in the 2023 period compared to the 2022 period and financing costs incurred in connection with the Amendment No. 2 to the Term Loan. This was partially offset by higher proceeds from the revolving credit facility in the 2023 and decreased payments for stock repurchases in the 2023 period.

MATERIAL CASH REQUIREMENTS

The Company's material cash requirements include the following:

Debt

As of December 31, 2023, the Company had an outstanding Term Loan facility, which matures on August 26, 2027, for an aggregate principal amount of $150.0 million, with $7.5 million amounts due within 12 months. Future interest obligations associated with debt and interest rate swaps total $65.1 million, with $19.4 million payable within 12 months. The future interest obligations are estimated by assuming the amounts outstanding under the Company's debt agreements and the interest rates as of December 31, 2023 remain consistent to the end of the debt agreements. Actual amounts borrowed and interest rates may vary over time.

Leases

The Company has operating leases for corporate offices, distribution facilities, manufacturing plants, and certain vehicles. As of December 31, 2023, the Company had fixed lease payment obligations of $101.7 million, with $19.0 million payable within 12 months.

Royalties

The Company has license agreements that require the payment of minimum royalties on sales of licensed products. As of December 31, 2023, the estimated minimum royalties payable under the noncancellable term of these agreements amounted to $8.3 million, with $8.1 million payable within 12 months.

Post-retirement benefit

The Company assumed retirement benefit obligations, which are paid to certain former executives of a business acquired in 2006. As of December 31, 2023, the estimated discounted obligations under the agreements with the former executives amounted to $5.6 million, with $0.5 million payable within 12 months.

Wallace EPA Matter

In connection with the Wallace EPA Matter, the Company's estimated remediation liability of $5.6 million is expected to be paid within 12 months. On February 7, 2024, the Company provided financial assurance of $5.6 million in the form of a letter of credit.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact the consolidated financial position, results of operations or cash flows of the Company. The Company is exposed to market risk associated with changes in interest rates and foreign currency exchange rates. The Company believes it has moderate exposure to these risks. The Company assesses market risk based on changes in interest rates and foreign currency exchange rates utilizing a sensitivity analysis that measures the potential loss in earnings and cash flows based on a hypothetical 10% or 100 basis point change in these rates.

The Company's functional currency is the U.S. dollar. The Company has foreign operations through its acquisitions, investments and strategic alliances in the U.K., Mexico, Canada, Hong Kong and China; therefore, the Company is subject to increases and decreases in its investments resulting from the impact of fluctuations in foreign currency exchange rates. Additional transactions exposing the Company to exchange rate risk include sales, certain inventory purchases and operating expenses. Through its subsidiaries, portions of the Company's cash, trade accounts receivable and trade accounts payable are denominated in foreign currencies. For the year ended December 31, 2023, approximately 8% of the Company's net sales revenue was in foreign currencies, compared to 8% for the year ended December 31, 2022. These sales were primarily denominated in U.K. pounds, Euros and Canadian dollars. The Company makes most of its inventory purchases from Asia and uses the U.S. dollar for such purchases. In the Company's consolidated statements of operations, foreign exchange gains and losses are recognized in SG&A expense. A hypothetical 10% change in exchange rates, with the U.S. dollar as the functional and reporting currency, would result in an increase of approximately $1.2 million in SG&A expenses.

The Company is a party from time to time to certain foreign exchange contracts, primarily to offset the earnings impact related to fluctuations in foreign currency exchange rates associated with inventory purchases denominated in foreign currencies. Fluctuations in the value of certain foreign currencies as compared to the USD may positively or negatively affect the Company's revenues, gross margins, operating expenses, and retained earnings, all of which are expressed in USD. Where the Company deems it prudent, the Company engages in hedging programs using foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. The Company purchases foreign currency forward contracts with terms less than 18 months to protect against currency exchange risks associated with the payment of merchandise purchases to foreign suppliers. The Company does not hedge the translation of foreign currency profits into USD, as the Company regards this as an accounting exposure rather than an economic exposure. The aggregate gross notional values of foreign exchange contracts at December 31, 2023 and 2022 was $9.8 million and $6.3 million, respectively.

The Company's ABL Agreement and Term Loan bear interest at variable rates. The Credit Agreement provides for interest rates linked to one of the SOFR, the Prime Rate or the Federal Funds Rate; therefore, the Company is subject to increases and decreases in interest expense resulting from fluctuations in interest rates. The Company entered into interest rate swap agreements in June 2019, to manage interest rate exposure in connection with its variable interest rate borrowings with an aggregate notional value of $25.0 million at December 31, 2023. As of December 31, 2023, approximately $185.4 million of the Company's debt carries a variable rate of interest, as compared to $206.3 million at December 31, 2022. The remainder of the debt at December 31, 2023 (approximately $25.0 million) carries a fixed rate of interest through the use of interest rate swaps. A hypothetical and instantaneous 100 basis point increase in the Company's variable interest rates would increase interest expense by approximately $2.3 million over a twelve month period. The sensitivity analysis above assumes interest rate changes are instantaneous and parallel shifts in the yield curve occur.

Interest rate swaps expose the Company to counterparty credit risk for nonperformance. The Company manages its exposure to counterparty credit risk by dealing with counterparties who are international financial institutions with investment grade credit ratings. Although the Company's credit risk is the replacement cost at the estimated fair value of these instruments, the Company believes that the risk of incurring credit risk losses as a result of counterparty nonperformance is remote.

The Company does not enter into derivative financial instruments for trading purposes.

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements and accompanying notes listed in Part IV, Item 15 commencing on page F-1 are incorporated herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company (its principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of December 31, 2023, that the Company's controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports filed by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer of the Company, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2023. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that:

• Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and acquisitions and dispositions of the assets of the Company;

• Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

• Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Accordingly, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 using the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2023 was effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lifetime Brands, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Lifetime Brands, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Lifetime Brands, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated March 12, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Jericho, New York
March 12, 2024

Item 9B. Other Information

Rule 10b5-1 Trading Plans

None of the Company's directors or officers adopted, modified, or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement during the Company's fiscal quarter ended December 31, 2023.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Items 10, 11, 12, 13 and 14

The information required under these items is contained in the Company's 2024 Proxy Statement, which will be filed with the SEC within 120 days after the close of the Company's fiscal year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) See Financial Statements and Financial Statement Schedule on page F-1.

(b) Exhibits:

Exhibit Index

No.	Description
2.1*	Agreement and Plan of Merger, dated as of December 22, 2017, by and among the Company, TPP Acquisition I Corp., TPP Acquisition II LLC, Taylor Parent, LLC, Taylor Holdco, LLC, and CP Taylor GP, LLC. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 29, 2017) Holdco, LLC, and CP Taylor GP, LLC. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed on December 29, 2017)
3.1*	Second Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005)
3.2*	Certificate of Amendment of Second Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed June 10, 2016)
3.3*	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on December 8, 2016)
4.1*	Description of the Company's securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019)
10.1*	License Agreement dated December 14, 1989 between the Company and Farberware, Inc. (incorporated by reference to the Company's registration statement No. 33-40154 on Form S-1)(P)
10.2*	Fourth Amended and Restated Employment Agreement, dated as of June 27, 2019, between the Company and Jeffrey Siegel (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 28, 2019)*
10.3*	First Amendment to the Fourth Amended and Restated Employment Agreement, dated as of October 11, 2019, between the Company and Jeffrey Siegel (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed October 15, 2019)*
10.4*	Transition Agreement, dated as of November 1, 2022, by and among the Company and Jeffrey Siegel (incorporated by reference to Exhibit 10.3 to the Company's quarter report on Form 10-Q for the quarter ended September 30, 2022).

10.5*	Letter Agreement Amending and Supplementing Employment Agreement between Lifetime Brands, Inc. and Daniel Siegel, effective April 13, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)
10.6*	Lease Agreement, dated as of May 10, 2006, between AG Metropolitan Endo, L.L.C and the Company for the property located at 1000 Stewart Avenue in Garden City, New York (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed May 15, 2006)
10.7*	First Amendment to the Lease Agreement, dated as of September 26, 2006, between AG Metropolitan Endo, L.L.C and the Company for the property located at 1000 Stewart Avenue in Garden City, New York (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)
10.8*	Amended and Restated 2000 Long-Term Incentive Plan, dated June 28, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 29, 2018)*
10.9*	Form of Restricted Stock Award Agreement under the Amended and Restated 2000 Long-term Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 10, 2015)*
10.10*	Form of Deferred Stock (Performance-Vesting) Award Agreement under the Amended and Restated 2000 Long-term Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 10, 2015)*
10.11*	Amended and Restated 2000 Incentive Bonus Compensation Plan, effective as of June 22, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 23, 2017)*
10.12*	Amended and Restated 2000 Long-Term Incentive Plan, effective as of June 25, 2020 (filed as Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A, filed on April 29, 2020 and incorporated by reference herein)
10.13*	Amended and Restated 2000 Long-Term Incentive Plan, effective as of June 23, 2022 (filed as Appendix B to the Registrant's Definitive Proxy Statement on Schedule 14A, filed on April 28, 2022 and incorporated by reference herein)
10.14*	Amended and Restated Employment Agreement, dated September 10, 2015, between the Company and Laurence Winoker (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 16, 2015)*
10.15*	Amendment to the Amended and Restated Employment Agreement, dated November 8, 2017, between the Company and Laurence Winoker (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)*
10.16*	Letter Agreement Amending and Supplementing Employment Agreement between Lifetime Brands, Inc. and Laurence Winoker, effective April 13, 2020 (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)
10.17*	Third Amendment to the Amended and Restated Employment Agreement, dated as of August 1, 2022, between the Company and Laurence Winoker (incorporated by reference to Exhibit 10.1 to the Company's quarterly report on Form 10-Q for the quarter ended June 30, 2022)
10.18*	Fourth Amendment to the Amended and Restated Employment Agreement, dated as of March 8, 2023, by and between the Company and Laurence Winoker (incorporated by reference to Exhibit 10.18 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
10.19*	Fifth Amendment to the Amended and Restated Employment Agreement, dated as of November 8, 2023, by and between the Company and Laurence Winoker (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)
10.20*	Shares Subscription Agreement by and among the Company, Ekco, S.A.B. and Mr. José Ramón Elizondo Anaya and Mr. Miguel Ángel Huerta Pando, dated as of June 8, 2007 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed June 11, 2007)
10.21*	Amendment No. 1 dated September 5, 2007 to the Shares Subscription Agreement by and among the Company, Ekco, S.A.B. and Mr. José Ramón Elizondo Anaya and Mr. Miguel Ángel Huerta Pando (incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)
10.22*	Amendment No. 2 dated September 25, 2008 to the Shares Subscription Agreement by and among the Company, Ekco, S.A.B. and Mr. José Ramón Elizondo Anaya and Mr. Miguel Ángel Huerta Pando (incorporated by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)

10.23*	Employment Agreement, dated as of November 8, 2017, between the Company and Daniel Siegel (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2017)*
10.24*	Amendment to the Employment Agreement, dated as of October 11, 2019, between the Company and Daniel Siegel (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed October 15, 2019)*
10.25*	Letter Agreement Amending and Supplementing Employment Agreement between Lifetime Brands, Inc. and Daniel Siegel, effective April 13, 2020 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)
10.26*	Second Amendment, dated February 1, 2021, to the Employment Agreement, dated as of November 8, 2017, by and between Lifetime Brands, Inc. and Daniel Siegel (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 1, 2021)
10.27*	Third Amendment, dated March 8, 2023, to the Employment Agreement, dated as of November 8, 2017, by and between Lifetime Brands, Inc. and Daniel Siegel (incorporated by reference to Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
10.28*	Fourth Amendment to the Employment Agreement, dated as of November 8, 2023, by and between the Company and Daniel Siegel (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023)
10.29*	Form of Amended and Restated Director's and Officer's Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 28, 2016)
10.30*	Receivables Purchase Agreement, dated as of September 30, 2016 by and among the Company, as a Seller and as a Seller Agent and initial Servicer, for itself and each of its subsidiaries thereto as a Seller, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 4, 2016)
10.31*	Lease Agreement (Single Tenant Facility), dated as of February 14, 2017 between Baseline Opportunity LLC and Lifetime Brands Inc. for property located at 1221 North Alder Avenue, Rialto, California (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017)
10.32*	Voting Agreement, dated as of December 22, 2017, by and among Taylor Parent, LLC, and Jeffrey Siegel, Ronald Shiftan, Daniel Siegel and Clifford Siegel (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 29, 2017)
10.33*	Employment Agreement, dated as of December 22, 2017, between the Company and Robert B. Kay (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 29, 2017)*
10.34*	Amendment to the Employment Agreement, dated as of October 11, 2019, between the Company and Robert B. Kay (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed October 15, 2019)*
10.35*	Letter Agreement Amending and Supplementing Employment Agreement between Lifetime Brands, Inc. and Robert B. Kay, effective April 13, 2020 (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020)
10.36*	Second Amendment, dated February 1, 2021, to the Employment Agreement, dated as of December 22, 2017, by and between Lifetime Brands, Inc. and Robert Kay (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 1, 2021)
10.37*	Third Amendment, dated March 8, 2023, to the Employment Agreement, dated as of December 22, 2017, by and between Lifetime Brands, Inc. and Robert Kay (incorporated by reference to Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
10.38*	Stockholders Agreement, dated as of March 2, 2018, between the Company and Taylor Parent, LLC (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed March 6, 2018)
10.39*	Amendment to Stockholders Agreement, dated as of October 11, 2019, between the Company and Taylor Parent, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed October 15, 2019)
10.40*	Second Amendment, dated October 19, 2023, to that certain Stockholders Agreement, dated as of March 2, 2018, by and between Lifetime Brands, Inc. and Taylor Parent, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 20, 2023)
10.41*	Letter Agreement and Joinder, dated as of November 9, 2018, by and among the Company, Taylor Parent, LLC and Centre Capital Investors V, LP. (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed November 15, 2018)

10.41*	Credit Agreement, dated as of March 2, 2018, by and among the Company, the other Borrowers from time to time party thereto, the other Loan Parties from time to time party thereto, the Lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.02 to the Company's Current Report on Form 8-K filed March 6, 2018)
10.43*	Amendment No. 1, dated as of December 28, 2021, by and among the Company, the other Loan Parties party thereto (as defined therein), and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed December 29, 2021)
10.44*	Amendment No. 2, dated as of August 26, 2022, by and among the Company, the other Loan Parties party thereto (as defined therein), and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed August 29, 2022)
10.45*	Loan Agreement, dated as of March 2, 2018, by and among the Company, the other Loan Parties from time to time party thereto, the Lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Golub Capital LLC, as Syndication Agent. (incorporated by reference to Exhibit 10.03 to the Company's Current Report on Form 8-K filed March 6, 2018)
10.46*	Amendment No. 1, dated as of December 29, 2022, by and among the Company, the other Loan Parties from time to time party thereto, the Lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Golub Capital LLC, as Syndication Agent. (incorporated by reference to Exhibit 10.01 to the Company's Current Report on Form 8-K filed January 3, 2023)
10.47*	Amendment No. 2, dated as of November 14, 2023, by and among the Company, the other Loan Parties party thereto (as defined therein), and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 15, 2023)
10.48*	Amendment No.1 to the Receivables Purchase Agreement, dated as of October 9, 2020 by and among the Company, as a Seller and as a Seller Agent and initial Servicer, for itself and each of its subsidiaries thereto as a Seller, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020)
10.49*	Amendment No.2 to the Receivables Purchase Agreement, dated as of January 6, 2023 by and among the Company, as a Seller and as a Seller Agent and initial Servicer, for itself and each of its subsidiaries thereto as a Seller, and HSBC Bank USA, National Association, as Purchaser (incorporated by reference to Exhibit 10.45 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
10.50*	Amendment No.3 to the Receivables Purchase Agreement, dated as of December 21, 2023 by and among the Company, as a Seller and as a Seller Agent and initial Servicer, for itself and each of its subsidiaries thereto as a Seller, and HSBC Bank USA, National Association, as Purchaser
10.51*	Amendment No.4 to the Receivables Purchase Agreement, dated as of February 23, 2024 by and among the Company, as a Seller and as a Seller Agent and initial Servicer, for itself and each of its subsidiaries thereto as a Seller, and HSBC Bank USA, National Association, as Purchaser
10.52*	Amendment to Option Grant Certificates, dated as of March 8, 2023 by and among the Company and Jeffrey Siegel (incorporated by reference to Exhibit 10.46 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022)
21.1*	Subsidiaries of the Company
23.1*	Consent of Ernst & Young LLP
23.2*	Consent of Castillo Miranda Y Compania, S.C.
31.1*	Certification by Robert B. Kay, Chief Executive Officer and Director, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification by Laurence Winoker, Executive Vice President – Finance, Treasurer and Chief Financial Officer, pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1**	Certification by Robert B. Kay, Chief Executive Officer and Director, and Laurence Winoker, Executive Vice President – Finance, Treasurer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (**)
97.1*	Compensation Recoupment Policy of Lifetime Brands, Inc.
99.1*	Report of Independent Registered Accounting Firm on the consolidated financial statements of Grupo Vasconia, S.A.B. (formerly Ekco, S.A.B.)

101.INS*   Inline XBRL Instance Document (the instance document does not appear in the interactive Data File because its XBRL tags are embedded within the Inline XBRL document.

101.SCH*   Inline XBRL Taxonomy Extension Schema Document

101.DEF*   Inline XBRL Taxonomy Extension Definition Linkbase Document

101.CAL*   Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.LAB*   Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*   Inline XBRL Taxonomy Extension Presentation Linkbase Document

104   The cover page from this Annual Report on Form 10-K, formatted in Inline XBRL

Notes to exhibits:

(*) Filed herewith.

(**) Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifetime Brands, Inc.

/s/ Robert B. Kay
Robert B. Kay
Chief Executive Officer and Director
Date: March 12, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Robert B. Kay Robert B. Kay	Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2024
/s/ Laurence Winoker Laurence Winoker	Executive Vice President Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	March 12, 2024
/s/ Jeffrey Siegel Jeffrey Siegel	Chairman of the Board of Directors	March 12, 2024
/s/ Rachael Jarosh Rachael Jarosh	Director	March 12, 2024
/s/ Cherrie Nanninga Cherrie Nanninga	Director	March 12, 2024
/s/ Craig Phillips Craig Phillips	Director	March 12, 2024
/s/ Veronique Gabai-Pinsky Veronique Gabai-Pinsky	Director	March 12, 2024
/s/ Bruce Pollack Bruce Pollack	Director	March 12, 2024
/s/ Michael J. Regan Michael J. Regan	Director	March 12, 2024
/s/ Michael Schnabel Michael Schnabel	Director	March 12, 2024

Item 15

LIFETIME BRANDS, INC.

LIST OF FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

The following consolidated financial statements of Lifetime Brands, Inc. are filed as part of this Annual Report under Item 8 – *Financial Statements and Supplementary Data.*

The following consolidated financial statement schedule of Lifetime Brands, Inc. required pursuant to Item 15(a) is submitted herewith:

All other financial schedules are not required under the related instructions or are inapplicable, and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Lifetime Brands, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lifetime Brands, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive (loss) income**,** stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Grupo Vasconia, S.A.B. and Subsidiaries, a corporation in which the Company has a 24.7% interest. In the consolidated financial statements, the Company's investment in Grupo Vasconia, S.A.B. and Subsidiaries is stated at $1.8 million and $12.5 million as of December 31, 2023 and 2022, respectively, and the Company's equity in (losses) earnings of Grupo Vasconia, S.A.B. and Subsidiaries is stated at $(5.8) million in 2023, $(3.3) million in 2022 and $1.8 million in 2021. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Grupo Vasconia, S.A.B. and Subsidiaries, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 12, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of Variable Consideration

Description of the Matter   For the year ended December 31, 2023, the Company reported net sales of $686.7 million. As described in Note 2 to the consolidated financial statements, the Company offers various sales incentives and promotional programs to its customers in the normal course of business. These sales incentives and promotions represent variable consideration and are reflected as reductions in net sales in the Company's consolidated statements of operations. While many of the sales incentives and promotions are contractually agreed upon with the Company's customers, certain of the sales incentives and promotions are non-contractual and require the Company to estimate the amount of variable consideration based on historical experience and other known factors or as the most likely amount in a range of possible outcomes.

Auditing the Company's measurement of the variable consideration associated with the non-contractual sales incentives and promotions is challenging because the method of calculation involves subjective management assumptions about estimates of the expected discounts. For example, in addition to historical experience, the Company considers specific known events and industry trends to estimate the expected discounts. Changes in these assumptions can have a material effect on the amount of net sales recognized.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of the Company's controls over the estimation of variable consideration. Among others, we tested management's review controls over the determination of significant assumptions used in estimating the variable consideration. We also tested controls over management's review of the completeness and accuracy of the underlying data used in the analysis.
	To test the Company's measurement of variable consideration related to the non-contractual sales incentives and promotions, our audit procedures included, among others, evaluating the Company's methodologies, evaluating the significant assumptions described above and testing the completeness and accuracy of the underlying data used in management's analyses. We inspected a selection of communications between the sales and finance departments that were used to support the estimation of the variable consideration. For a sample of transactions, we performed detailed transactional testing of customer deductions to validate the timing and amount of the sales allowances recorded. We performed corroborative inquiries of sales division executives to evaluate the ongoing sales promotions and spending needs at year end. Additionally, we performed retrospective analyses over management's historical estimates in order to assess the reasonableness of how the Company measures certain variable consideration discounts.

Valuation of Goodwill and Trade Names

Description of the Matter   At December 31, 2023, the Company's intangible assets include goodwill in the U.S. reporting unit with a carrying value of $33.2 million and an indefinite-lived trade name in the U.S. reportable segment with a carrying value of $42.0 million. As discussed in Note 7 of the consolidated financial statements, the Company tests goodwill and its indefinite-lived trade name for impairment at least annually, or more frequently when events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. An impairment loss is recognized when the fair value of goodwill or the indefinite-lived trade name is less than its carrying amount.

Auditing management's annual goodwill and indefinite-lived trade name impairment tests was complex as valuation of the reporting unit and indefinite-lived trade name involves considerable management judgment and estimation. For goodwill, the Company estimated the fair value of the reporting unit using a combination of the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach. The discounted cash flow method is largely dependent upon estimates made by management with respect to significant assumptions, including projected net sales, projected earnings before interest, tax, depreciation and amortization ("EBITDA"), and the cost of capital. For the indefinite-lived trade name, significant assumptions used in management's fair value analysis included future net sales for the related brand, the royalty rate, and the cost of capital. These assumptions are forward-looking. Changes in market, industry and company-specific conditions could materially impact the determination of the fair value of the asset and the measurement of the impairment.

How We Addressed the Matter in Our Audit   We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's valuation of goodwill and indefinite-lived trade name. This included testing management's review controls relating to the Company's valuation models and significant assumptions, described above.

As part of our audit, we assessed the methodologies and significant assumptions used for the purposes of performing the impairment tests, among other procedures. We evaluated our historical experience with management's effort in producing accurate projections of revenue growth and profitability by comparing its historical projections to the Company's actual performance. We tested the significant assumptions discussed above, as well as the completeness and accuracy of the underlying data used in the valuations. We assessed the appropriateness of the Company's projections by comparing them to general and sector-specific market expectations. We engaged our valuation specialists to assess the reasonableness of the cost of capital, the valuation models and significant assumptions used in the valuation of the U.S. reporting unit as well as the indefinite-lived trade name. In order to reflect the uncertainty inherent in the projections, we inspected the sensitivity analyses performed by the Company and performed our own sensitivity analyses by increasing or decreasing the significant assumptions and evaluated the potential outcome for the U.S. reporting unit and the indefinite-lived trade name in the U.S. reportable segment. In addition, we tested the reconciliation of the fair value of the reporting units developed by management to the stock market capitalization of the Company as of the valuation date and evaluated the implied control premium for reasonableness.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1984.
Jericho, New York
March 12, 2024

LIFETIME BRANDS, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands - except share data)

		December 31,		
		2023		**2022**
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	16,189	$	23,598
Accounts receivable, less allowances of $15,952 at December 31, 2023 and $14,606 at December 31, 2022		155,180		141,195
Inventory		188,647		222,209
Prepaid expenses and other current assets		16,339		13,254
TOTAL CURRENT ASSETS		376,355		400,256
PROPERTY AND EQUIPMENT, net		16,970		18,022
OPERATING LEASE RIGHT-OF-USE ASSETS		69,756		74,869
INVESTMENTS		1,826		12,516
INTANGIBLE ASSETS, net		199,133		213,887
OTHER ASSETS		3,102		6,338
TOTAL ASSETS	$	667,142	$	725,888
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES				
Current maturity of term loan	$	4,742	$	—
Accounts payable		54,154		38,052
Accrued expenses		78,356		77,602
Income taxes payable		641		224
Current portion of operating lease liabilities		14,075		14,028
TOTAL CURRENT LIABILITIES		151,968		129,906
OTHER LONG-TERM LIABILITIES		9,126		14,995
INCOME TAXES PAYABLE, LONG-TERM		1,493		1,591
OPERATING LEASE LIABILITIES		70,009		76,420
DEFERRED INCOME TAXES		7,438		9,607
REVOLVING CREDIT FACILITY		60,395		10,424
TERM LOAN		135,834		242,857
STOCKHOLDERS' EQUITY				
Preferred stock, $1.00 par value, shares authorized: 100 shares of Series A and 2,000,000 shares of Series B; none issued and outstanding		—		—
Common stock, $0.01 par value, shares authorized: 50,000,000 at December 31, 2023 and 2022; shares issued and outstanding: 21,813,266 at December 31, 2023 and 21,779,799 at December 31, 2022		218		218
Paid-in capital		277,728		274,579
(Accumulated deficit) retained earnings		(13,568)		1,145
Accumulated other comprehensive loss		(33,499)		(35,854)
TOTAL STOCKHOLDERS' EQUITY		230,879		240,088
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	667,142	$	725,888

See Notes to consolidated financial statements.

LIFETIME BRANDS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands – except per share data)

	Year Ended December 31,		
	2023	2022	2021
Net sales	$ 686,683	$ 727,662	$ 862,924
Cost of sales	432,044	467,346	559,605
Gross margin	254,639	260,316	303,319
Distribution expenses	69,194	74,948	80,772
Selling, general and administrative expenses	152,648	154,545	156,445
Intangible asset impairments	—	—	14,760
Restructuring expenses	856	1,420	—
Wallace facility remediation expense	—	5,140	500
Income from operations	31,941	24,263	50,842
Interest expense	(21,728)	(17,205)	(15,524)
Mark to market (loss) gain on interest rate derivatives	(499)	1,971	1,062
Gain on extinguishments of debt, net	761	—	—
Income before income taxes and equity in (losses) earnings	10,475	9,029	36,380
Income tax provision	(6,222)	(5,728)	(16,541)
Equity in (losses) earnings, net of taxes	(12,665)	(9,467)	962
NET (LOSS) INCOME	$ (8,412)	$ (6,166)	$ 20,801
BASIC (LOSS) INCOME PER COMMON SHARE	$ (0.40)	$ (0.29)	$ 0.97
DILUTED (LOSS) INCOME PER COMMON SHARE	$ (0.40)	$ (0.29)	$ 0.94

See Notes to consolidated financial statements.

LIFETIME BRANDS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
Net (loss) income	$ (8,412)	$ (6,166)	$ 20,801
Other comprehensive income (loss), net of tax:			
Translation adjustment	3,458	(4,320)	4,094
Net change in cash flow hedges	(1,057)	845	1,203
Effect of retirement benefit obligations	(46)	1,170	326
Other comprehensive income (loss), net of taxes	2,355	(2,305)	5,623
Comprehensive (loss) income	$ (6,057)	$ (8,471)	$ 26,424

See Notes to consolidated financial statements.

LIFETIME BRANDS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

| | Common stock | | | | | |
	Shares	Amount	Paid-in capital	Retained earnings (accumulated deficit)	Accumulated other comprehensive loss	Total
BALANCE AT DECEMBER 31, 2020	21,755	$ 218	$268,666	$ 424	$ (39,172)	$ 230,136
Net income	—	—	—	20,801	—	20,801
Other comprehensive income, net of tax	—	—	—	—	5,623	5,623
Performance shares issued to employees	150	1	(1)	—	—	—
Net issuance of restricted shares granted to employees and directors	221	2	(2)	—	—	—
Stock compensation expense	—	—	5,204	—	—	5,204
Net exercise of stock options	106	1	876	—	—	877
Shares effectively repurchased for required employee withholding taxes	(214)	(2)	(3,187)	—	—	(3,189)
Dividends [1]	—	—	—	(3,806)	—	(3,806)
BALANCE AT DECEMBER 31, 2021	22,018	$ 220	$271,556	$ 17,419	$ (33,549)	$ 255,646
Net loss	—	—	—	(6,166)	—	(6,166)
Other comprehensive loss, net of tax	—	—	—	—	(2,305)	(2,305)
Performance shares issued to employees	167	2	(2)	—	—	—
Net issuance of restricted shares granted to employees and directors	260	3	(3)	—	—	—
Stock compensation expense	—	—	3,861	—	—	3,861
Net exercise of stock options	25	—	233	—	—	233
Shares effectively repurchased for required employee withholding taxes	(93)	(1)	(1,066)	—	—	(1,067)
Stock repurchase	(597)	(6)	—	(6,314)	—	(6,320)
Dividends [1]	—	—	—	(3,794)	—	(3,794)
BALANCE AT DECEMBER 31, 2022	21,780	$ 218	$274,579	$ 1,145	$ (35,854)	$ 240,088
Net loss	—	—	—	(8,412)	—	(8,412)
Other comprehensive income, net of tax	—	—	—	—	2,355	2,355
Performance shares issued to employees	120	1	(1)	—	—	—
Net issuance of restricted shares granted to employees and directors	325	3	(3)	—	—	—
Stock compensation expense	—	—	3,690	—	—	3,690
Shares effectively repurchased for required employee withholding taxes	(92)	(1)	(537)	—	—	(538)
Stock repurchase	(320)	(3)	—	(2,536)	—	(2,539)
Dividends [1]	—	—	—	(3,765)	—	(3,765)
BALANCE AT DECEMBER 31, 2023	21,813	$ 218	$277,728	$ (13,568)	$ (33,499)	$ 230,879

[1]   Cash dividend declared per share of common stock, were $0.17, $0.17 and $0.17 in 2021, 2022 and 2023, respectively.

See Notes to consolidated financial statements.

LIFETIME BRANDS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2023	2022	2021
OPERATING ACTIVITIES			
Net (loss) income	$ (8,412)	$ (6,166)	$ 20,801
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	19,571	19,536	22,520
Intangible asset impairments	—	—	14,760
Amortization of financing costs	1,968	1,809	1,739
Mark to market loss (gain) on interest rate derivatives	499	(1,971)	(1,062)
Non-cash lease adjustment	(1,889)	(1,483)	(1,294)
Provision (recovery) for doubtful accounts	2,116	662	(5)
Deferred income taxes	(2,130)	(3,825)	1,799
Stock compensation expense	3,687	3,846	5,217
Undistributed losses (earnings) from equity investment, net of taxes	12,665	9,467	(807)
Contingent consideration fair value adjustment	(650)	—	—
Gain on extinguishments of debt, net	(761)	—	—
Wallace facility remediation expense	—	5,140	500
Changes in operating assets and liabilities (excluding the effects of business acquisitions)			
Accounts receivable	(14,972)	33,889	(5,531)
Inventory	35,428	47,443	(67,501)
Prepaid expenses, other current assets and other assets	(1,833)	(2,447)	2,043
Accounts payable, accrued expenses and other liabilities	10,846	(81,365)	48,079
Income taxes payable	298	(216)	(4,270)
NET CASH PROVIDED BY OPERATING ACTIVITIES	56,431	24,319	36,988
INVESTING ACTIVITIES			
Purchases of property and equipment	(2,801)	(2,975)	(3,986)
Proceeds from sale of shares of equity method investment	—	—	3,061
Acquisition	—	(17,956)	(178)
NET CASH USED IN INVESTING ACTIVITIES	(2,801)	(20,931)	(1,103)
FINANCING ACTIVITIES			
Proceeds from revolving credit facility	162,391	276,288	103,385
Repayments of revolving credit facility	(113,530)	(265,662)	(130,662)
Proceeds from Term Loan	55,991	—	—
Repayments of Term Loan	(149,540)	(6,216)	(10,478)
Payment of financing costs	(9,537)	(1,021)	—
Payments for finance lease obligations	(27)	(32)	(117)
Payments of tax withholding for stock based compensation	(537)	(1,067)	(3,189)
Proceeds from the exercise of stock options	—	233	877
Payments for stock repurchase	(2,539)	(6,320)	—
Cash dividends paid	(3,734)	(3,820)	(3,843)
NET CASH USED IN FINANCING ACTIVITIES	(61,062)	(7,617)	(44,027)
Effect of foreign exchange on cash	23	(155)	161
DECREASE IN CASH AND CASH EQUIVALENTS	(7,409)	(4,384)	(7,981)
Cash and cash equivalents at beginning of year	23,598	27,982	35,963
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 16,189	$ 23,598	$ 27,982

See Notes to consolidated financial statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Organization and business

The Company designs, sources and sells branded kitchenware, tableware and other products used in the home and markets its products under a number of widely-recognized brand names and trademarks, which are either owned or licensed by the Company or through retailers' private labels and their licensed brands. The Company's products, which are targeted primarily towards consumers purchasing moderately priced kitchenware, tableware and housewares, are sold through virtually every major level of trade. The Company generally markets several lines within each of its product categories under more than one brand. The Company sells its products directly to retailers (who may resell the Company's products through their websites) and, to a lesser extent, to distributors. The Company also sells a limited selection of its products directly to consumers through its own websites.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP") for financial information and with the instructions to Form 10-K.

The accompanying consolidated financial statements include estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. GAAP. The most significant of these estimates and assumptions relate to revenue recognition, allowances for doubtful accounts, reserves for sales returns and allowances and customer chargebacks, inventory mark-down provisions, impairment of goodwill, tangible and intangible assets, stock-based compensation expense, estimates for unpaid healthcare claims, derivative valuations, accruals related to the Company's tax positions and tax valuation allowances. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Risk and uncertainties

The Company's current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from expectations, which could materially affect the Company's results of operations and financial position.

Foreign currency

Foreign currency denominated assets and liabilities are translated into U.S. dollars at exchange rates prevailing at the balance sheet dates. Revenues, costs and expenses are translated into U.S. dollars at average exchange rates for the relevant period. Income and losses resulting from translation are recorded as a component of accumulated other comprehensive income (loss).

The Company may enter into foreign exchange derivative contracts to hedge the volatility of exchange rates related to a portion of its international inventory purchases. Realized gains and losses from designated foreign currency derivative contracts are recognized in cost of sales as the hedged inventory purchases are sold. Unrealized gains and losses from foreign currency transactions on the fair value of foreign exchange contracts designated as hedges are recorded as a component of accumulated other comprehensive income (loss).

Realized and unrealized gains and losses from non-designated foreign currency hedges are recognized in selling, general and administrative expenses in the consolidated statements of operations.

Foreign currency gains and losses included within selling, general and administrative expenses were a $0.1 million loss in 2023, a $1.5 million loss in 2022, and a $1.3 million loss in 2021.

Revenue recognition

The Company sells products wholesale, to retailers and distributors, and retail, directly to the consumer. Wholesale sales and retail sales are primarily recognized at the point in time the customer obtains control of the products, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products.

The Company offers various sales incentives and promotional programs to its customers in the normal course of business. These incentives and promotions typically include arrangements such as cooperative advertising, buydowns, volume rebates and discounts. These arrangements and an estimate for products expected to be returned are reflected as reductions of revenue at the time of sale. See NOTE 2 — REVENUE for additional information.

Cost of sales

Cost of sales consist primarily of costs associated with the production and procurement of product, inbound freight costs, purchasing costs, royalties and other product procurement related charges.

Distribution expenses

Distribution expenses consist primarily of warehousing expenses and freight-out expenses. Freight-out expenses were $17.0 million, $17.4 million and $19.2 million for the years ended December 31, 2023, 2022 and 2021, respectively. Handling costs of products sold are included in cost of sales.

Advertising expenses

Advertising expenses are expensed as incurred and are included in selling, general and administrative expenses. Advertising expenses were $7.5 million, $6.8 million and $4.4 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Accounts receivable

The Company periodically reviews the collectability of its accounts receivable and establishes allowances for estimated losses that could result from the inability of its customers to make required payments, taking into consideration customer credit history and financial condition, industry and market segment information, credit reports, and economic trends and conditions such as the impact of the COVID-19 pandemic. A considerable amount of judgment is required to assess the ultimate realization of these receivables including assessing the initial and on-going creditworthiness of the Company's customers.

The Company also maintains an allowance for anticipated customer deductions. The allowances for deductions are primarily based on contracts with customers. However, in certain cases the Company does not have a formal contract and, therefore, customer deductions are non-contractual. To evaluate the reasonableness of non-contractual customer deductions, the Company analyzes currently available information and historical trends of deductions.

The sales of accounts receivable, under the Company's Receivable Purchase Agreement with HSBC, are reflected as a reduction of accounts receivable in the Company's consolidated balance sheet at the time of sale and any related expense is included in selling, general and administrative expenses in the Company's consolidated statements of operations.

Inventory

Inventory consists principally of finished goods sourced from third-party suppliers. Inventory also includes finished goods, work in process and raw materials related to the Company's manufacture of sterling silver products. Inventory is priced using the lower of cost (first-in, first-out basis) or net realizable value. The Company estimates the selling price of its inventory on a product by product basis based on the current selling environment. If the estimated selling price is lower than the inventory's cost, the Company reduces the value of the inventory to its net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable cost of completion, disposal and transportation.

Property and equipment

Property and equipment is stated at cost. Equipment under finance leases is recorded at the present value of the total minimum lease payments. Property and equipment, other than leasehold improvements and equipment under finance leases, are depreciated using the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over 30 years, machinery and equipment and computer hardware and software are depreciated over periods ranging from 3 years to 10 years. Leasehold improvements are amortized over the term of the lease or the estimated useful lives of the improvements, whichever is shorter. Equipment under finance leases are amortized over the shorter of the lease term or the assets' useful lives. Advances paid towards the acquisition of property and equipment and the cost of property and equipment not ready for use before the end of the period are classified as construction in progress.

Cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Concentration of credit risk

The Company's cash and cash equivalents are potentially subject to concentration of credit risk. The Company maintains cash with several financial institutions that, in some cases, is in excess of Federal Deposit Insurance Corporation insurance limits.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base.

During the years ended December 31, 2023, 2022 and 2021, Wal-Mart Stores, Inc., including Sam's Club, ("Walmart"), accounted for 21%, 19% and 18% of consolidated net sales, respectively. During the years ended December 31, 2023, 2022 and 2021, sales to Costco Wholesale Corporation ("Costco") accounted for 11%, 13%, and 12% of consolidated net sales. During the year ended December 31, 2023, 2022 and 2021, Amazon.com Inc., ("Amazon"), accounted for 11%, 11% and 12% of consolidated net sales. Sales to Costco and Amazon are included in the Company's U.S. and International segments. No other customers accounted for 10% or more of the Company's sales during these periods.

Fair value measurements

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures, provides enhanced guidance for using fair value to measure assets and liabilities and establishes a common definition of fair value, provides a framework for measuring fair value under U.S. GAAP and expands disclosure requirements about fair value measurements. Fair value measurements included in the Company's consolidated financial statements relate to the Company's annual goodwill and other intangible asset impairment tests that use Level 3 unobservable inputs as described in NOTE 7 — GOODWILL AND INTANGIBLE ASSETS and derivatives that use Level 2 observable inputs as described in NOTE 9 — DERIVATIVES.

Fair value of financial instruments

The Company determined that the carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are reasonable estimates of their fair values because of their short-term nature. The Company determined that the carrying amounts of borrowings outstanding under its ABL Agreement and Term Loan approximate fair value since such borrowings bear interest at variable market rates.

Derivatives

The Company accounts for derivative instruments in accordance with ASC Topic 815, Derivatives and Hedging. ASC 815 requires that all derivative instruments be recognized on the balance sheet at fair value as either an asset or liability. Changes in the fair value of derivatives that qualify as hedges and have been designated as part of a hedging relationship for accounting purposes have no net impact on earnings until the hedged item is recognized in earnings. The change in the fair value of hedges is included in accumulated other comprehensive loss and is subsequently recognized in the Company's consolidated statements of operations to mirror the location of the hedged items impacting earnings. Changes in fair value of derivatives that do not qualify as hedging instruments for accounting purposes are recorded in the consolidated statements of operations.

Goodwill, intangible assets and long-lived assets

Goodwill and intangible assets deemed to have indefinite lives are not amortized but, instead, are subject to an annual impairment assessment. Additionally, if events or conditions were to indicate the carrying value of a reporting unit may not be recoverable, the Company would evaluate goodwill and other intangible assets for impairment at that time.

As it relates to the goodwill assessment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment testing described in the FASB's ASU Topic 350, Intangibles – Goodwill and Other. If, after assessing qualitative factors, the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the quantitative test is unnecessary and the Company's goodwill is not considered to be impaired. However, if based on the Company's qualitative assessment it concludes that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, or if the Company elects to bypass the qualitative assessment, the Company will proceed with performing the quantitative impairment test. See NOTE 7 — GOODWILL AND INTANGIBLE ASSETS for further discussion regarding goodwill impairment.

The Company also evaluates qualitative factors to determine whether impairment indicators exist for its indefinite lived intangibles and performs quantitative tests if required. These tests can include the relief from royalty model or other valuation models. See NOTE 7 — GOODWILL AND INTANGIBLE ASSETS for further discussion regarding impairment of indefinite lived intangibles.

Long-lived assets, including intangible assets deemed to have finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit or material adverse changes in the business climate that indicate that the carrying amount of an asset may be impaired. When impairment indicators are present, the recoverability of the asset is measured by comparing the carrying value of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset is not recoverable, the impairment to be recognized is measured by the amount by which the carrying amount of each long-lived asset exceeds the fair value of the asset. See NOTE 7 — GOODWILL AND INTANGIBLE ASSETS for further discussion regarding impairment of long-lived assets.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. The Company accounts for foreign income taxes based upon anticipated reinvestment of profits into respective foreign tax jurisdictions.

The Company applies the authoritative guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in the Company's financial statements. In accordance with this guidance, tax positions must meet a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position. A valuation allowance is required to be established or maintained when it is "more likely than not" that all or a portion of deferred tax assets will not be realized.

Share-based compensation

The Company accounts for its share-based compensation arrangements in accordance with ASC Topic 718, Compensation: Stock-based Compensation, which requires the measurement of compensation expense for all share-based compensation granted to employees and non-employee directors at fair value on the date of grant and recognition of compensation expense over the related service period. Forfeitures are accounted for as they occur.

The Company uses the Black-Scholes option valuation model to estimate the fair value of its stock options. The Black-Scholes option valuation model requires the input of subjective assumptions including the expected stock price volatility of the Company's common stock and the risk-free interest rate. Changes in these subjective input assumptions can materially affect the fair value estimate of the Company's stock options on the date of the option grant.

Performance share awards are initially valued at the Company's closing stock price on the date of grant. Each performance award represents the right to receive up to 150% of the target number of shares of common stock. The number of shares of common stock earned will be determined based on the attainment of specified performance goals, as determined by the Compensation Committee of the Board of Directors, by the end of the performance period. Compensation expense for performance awards is recognized over the vesting period and will vary based on remeasurement during the performance period. If achievement of the performance metrics is not probable of achievement during the performance period, compensation expense is reversed. The awards are forfeited if the performance metrics are not achieved as of the end of the performance period. The performance share awards vest at the end of a three year period, as determined by the Compensation Committee.

The Company bases the estimated fair value of restricted stock awards on the date of grant. The estimated fair value is determined based on the closing price of the Company's common stock on the date of grant multiplied by the number of shares awarded. Compensation expense is recognized on a straight-line basis over the vesting period.

Cash-settled performance-based awards represent the right to receive up to 150% of the target number of deferred stock units with payment in cash equivalent to the value of one share of the Company's common stock. The number of deferred stock units earned will be determined based on the attainment of specified performance goals at the end of the performance period, as determined by the Compensation Committee of the Board of Directors. The cash-settled performance-based awards are subject to the terms and conditions of the Company's Plan. Compensation expense for cash-settled performance-based awards is recognized over the vesting period and will vary based on remeasurement during the performance period. If achievement of the performance metrics is not probable of achievement during the performance period, compensation expense is reversed. The awards are forfeited if the performance metrics are not achieved as of the end of the performance period. The cash-settled performance-based awards are liability-classified awards and are recorded within accrued expenses and other long-term liabilities in the Company's consolidated balance sheet. These awards are remeasured to fair value at the end of each reporting period until settlement. The cash-settled performance-based awards vest at the end of a three year period, as determined by the Compensation Committee.

Leases

The Company determines if an arrangement is a lease at the inception of a contract. Operating lease right-of-use ("ROU") assets are included in operating lease right-of-use assets on the consolidated balance sheets. The current and long-term components of operating lease liabilities are included in the current portion of operating lease liability and operating lease liabilities, respectively, on the consolidated balance sheets. Finance leases are included in property and equipment, net, accrued expenses and other long-term liabilities. The Company's finance leases are not material to the Company's consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The operating lease ROU asset may also include any lease payments made, adjusted for any prepaid or accrued rent payments, lease incentives, and initial direct costs incurred. Certain leases may include options to extend or terminate the lease. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For certain equipment leases, the Company applies a portfolio approach to effectively account for any ROU assets and lease liabilities. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

The Company has elected the practical expedient to account for each separate lease component of a contract and its associated non-lease components as a single lease component, thus causing all fixed payments to be capitalized.

Employee healthcare

The Company self-insures certain portions of its health insurance plan. The Company maintains an accrual for estimated unpaid claims and claims incurred but not yet reported ("IBNR"). Although management believes that it uses the best information available to estimate IBNR claims, actual claims may vary significantly from estimated claims.

Restructuring expenses

Costs associated with restructuring activities are recorded at fair value when a liability has been incurred. A liability has been incurred at the communication date for severance. Charges associated with lease terminations, related to restructuring activities, are recognized at the effective date of the lease modification.

During the year ended December 31, 2023, the Company incurred $0.8 million of restructuring expense in connection with the termination of the Company's Executive Chairman as described below.

In 2022, the Company's international segment incurred $0.4 million of restructuring expenses related to severance associated with the reorganization of the International segment's workforce. The reorganization was the result of the Company's efforts to realign the management and operating structure of the European business in response to changing market conditions.

In 2022, the Company's U.S. segment incurred $0.4 million of restructuring expense in connection with the reorganization of the U.S. segment's sales management structure. The payment was made in 2023.

In 2022, the Company incurred $0.6 million of unallocated expense related to the termination payment with its Executive Chairman, Jeffrey Siegel. On November 1, 2022, the Company entered into a transition agreement with Jeffrey Siegel, which terminated his employment with the Company, effective March 31, 2023. The transition agreement amended Mr. Siegel's employment agreement which was to expire on December 31, 2022. The employment agreement provided for a one-time payment, which was paid on April 7,

2023. The one-time payment of $1.4 million, was recognized over the remaining employment period with $0.6 million recognized in the fourth quarter of 2022 and the remaining $0.8 million recognized in 2023.

Commitments and Contingencies

The Company is subject to various claims and contingencies related to lawsuits, certain taxes and environmental matters, as well as commitments under contractual and other commercial obligations. The Company recognizes liabilities for contingencies and commitments when a loss is probable and estimable.

Adopted accounting pronouncements

Effective January 1, 2023, the Company adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This guidance introduces a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses, to include historical experience, current conditions and reasonable and supportable forecasts. The Company adopted this guidance on a modified retrospective basis and the adoption did not have a material impact on the Company's consolidated financial statements.

New accounting pronouncements

Updates not listed below were assessed and either determined to not be applicable or are expected to have a minimal effect on the Company's financial position, results of operations, and disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures: which enhances the disclosures required for operating segments in the Company's annual and interim consolidated financial statements. The new guidance is effective for public business entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 on a retrospective basis. Early adoption is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures: This guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in ASU 2023-09 address investor requests for enhanced income tax information primarily through changes to the rate reconciliation and income taxes paid information. Early adoption is permitted. The new guidance is effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. Retrospective application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

NOTE 2 — REVENUE

The Company sells products wholesale, to retailers and distributors, and sells products retail, directly to consumers. Wholesale sales and retail sales are recognized at the point in time the customer obtains control of the products in an amount that reflects the consideration the Company expects to be entitled to in exchange for those products. To indicate the transfer of control, the Company must have a present right to payment, legal title must have passed to the customer, the customer must have the significant risks and rewards of ownership, and where acceptance is not a formality, the customer must have accepted the product or service. The Company's principal terms of sale are Free on Board ("FOB") Shipping Point, or equivalent, and, as such, the Company primarily transfers control and records revenue for product sales upon shipment. Sales arrangements with delivery terms that are not FOB Shipping Point are not recognized upon shipment and the transfer of control for revenue recognition is evaluated based on the associated shipping terms and customer obligations. Shipping and handling fees that are billed to customers in sales transactions are included in net sales and amounted to $2.7 million, $4.6 million and $3.9 million for the years ended December 31, 2023, 2022 and 2021, respectively. Net sales exclude taxes that are collected from customers and remitted to the taxing authorities.

The Company offers various sales incentives and promotional programs to its wholesale customers from time to time in the normal course of business. These incentives and promotions typically include arrangements such as cooperative advertising, buydowns, volume rebates and discounts. These sales incentives and promotions represent variable consideration and are reflected as reductions in net sales in the Company's consolidated statements of operations. While many of the sales incentives and promotions are contractually agreed upon with the Company's customers, certain of the sales incentives and promotions are non-contractual and require the Company to estimate the amount of variable consideration based on historical experience and other known factors or as the most likely amount in a range of possible outcomes. These estimates are based on historical experience and other known factors or as the most likely amount in a range of possible outcomes. On a quarterly basis, variable consideration is assessed on a portfolio approach in estimating the extent to which the components of variable consideration are constrained.

Payment terms vary by customer, but generally range from 30 to 90 days or at the point of sale for the Company's retail direct sales.

The Company incurs certain direct incremental costs to obtain contracts with customers, such as sales-related commissions, where the recognition period for the related revenue is less than one year. These costs are expensed as incurred and recorded within selling, general and administrative expenses in the consolidated statement of operations. Incidental items that are immaterial in the context of the contract are expensed as incurred.

The following tables present the Company's net sales disaggregated by segment, product category and geographic region for the years ended December 31, 2023, 2022 and 2021 (in thousands).

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
U.S. segment			
Kitchenware	$ 386,681	$ 402,869	$ 487,797
Tableware	138,258	148,775	167,181
Home Solutions	108,140	117,535	115,655
Total U.S. segment	633,079	669,179	770,633
International segment	53,604	58,483	92,291
Total net sales	$ 686,683	$ 727,662	$ 862,924

	Year ended December 31,		
	2023	2022	2021
	(in thousands)		
United States	$ 599,146	$ 640,021	$ 743,319
United Kingdom	34,959	38,210	54,150
Rest of World	52,578	49,431	65,455
Total net sales	$ 686,683	$ 727,662	$ 862,924

NOTE 3 —ACQUISITION

S'well

On March 2, 2022, the Company acquired certain assets of Can't Live Without It, LLC. (dba S'well Bottle and which the Company refers to as "S'well"). The Company paid cash consideration of $18.0 million. The transaction also includes up to $5.0 million in contingent consideration, subject to the acquired brand reaching certain milestones.

The purchase price was comprised of the following (in thousands):

Cash paid[1]	$	17,956
Value of contingent consideration		650
Total purchase price	$	18,606

[1] Reflects final working capital adjustment of $21k pursuant to the terms of the Asset Purchase Agreement.

The value of contingent consideration represents the present value of estimated contingent payments of $0.7 million, related to the attainment of certain net sales contribution targets for the year 2024. Acquisition related costs of $0.9 million were recorded within selling, general and administrative expenses in the consolidated statements of operations in 2022.

The purchase price was allocated based on the Company's final estimate of the fair values of the assets acquired and liabilities assumed at the acquisition date, as follows (in thousands):

	Purchase Price Allocation
Accounts receivable	$ 2,280
Inventory	4,005
Fixed assets	40
Intangible assets	13,000
Goodwill	2,966
Accounts payable and accrued expenses	(3,685)
Total allocated value	$ 18,606

The acquisition is being accounted for as a business combination using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations ("ASC Topic 805"), which established a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value.

The goodwill and intangible assets are included in the U.S. segment. The trade name intangible asset is amortized on a straight-line basis over its estimated useful life of 12 years (see NOTE 7 — GOODWILL AND INTANGIBLE ASSETS). The goodwill recognized results from such factors as assembled workforce and the value of other synergies expected from combining operations with the Company. The associated goodwill is deductible for tax purposes over 15 years.

A credit of $(0.7) million is included in Selling, general and administrative expenses for the year ended December 31, 2023 to reflect the decrease in fair value of a contingent consideration obligation acquired by the Company in connection with its acquisition of S'well.

On February 26, 2021, the Company acquired the business and certain assets of Year & Day, a designer and distributor of ceramic dinnerware, stainless steel flatware and Italian glassware, for cash in the amount of $0.2 million. The assets and operating results of the Year & Day brand are reflected in the Company's consolidated financial statements in accordance with ASC Topic No. 805, Business Combinations, commencing from the acquisition date. The purchase price was allocated based on the fair values of the assets acquired which consistent of inventory $0.3 million and liabilities assumed of $0.1 million. The Year & Day acquisition did not have a material impact on the Company's consolidated statement of operations for the year ended December 31, 2021.

NOTE 4 — LEASES

The Company has operating leases for corporate offices, distribution facilities, manufacturing plants, and certain vehicles. Leases with an initial term of 12 months or less are not recorded on the condensed consolidated balance sheets. The Company has elected the practical expedient to account for each separate lease component of a contract and its associated non-lease components as a single lease component, thus causing all fixed payments to be capitalized. Variable lease payment amounts that cannot be determined at the commencement of the lease, such as increases in lease payments that do not depend on changes in index rates or payments based on usage, are not included in the ROU assets or liabilities. These are expensed as incurred and recorded as variable lease expense.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the net present value of fixed lease payments over the lease term. The Company's lease term includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. ROU assets also include any advance lease payments. As most of the Company's operating leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The components of lease costs for the year ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating lease costs [1]:			
Fixed lease expense	$ 16,911	$ 17,855	$ 17,860
Variable lease expense	5,432	$ 4,698	$ 5,833
Total	$ 22,343	$ 22,553	$ 23,693

[1] Expenses are recorded within distribution expenses and selling, general and administrative expenses.

Supplemental cash flow information for the year ended December 31, 2023, 2022 and 2021 were as follows (in thousands):

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows for operating leases	$ 18,800	$ 19,338	$ 19,154
Total	$ 18,800	$ 19,338	$ 19,154

	Year Ended December 31,		
	2023	**2022**	**2021**
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 5,718	$ 2,540	$ 1,299
Total	$ 5,718	$ 2,540	$ 1,299

Included in machinery, furniture and equipment as of December 31, 2023 and 2022 is $0.2 million and $0.3 million, respectively, related to assets recorded under finance leases. Included in accumulated depreciation and amortization at December 31, 2023 and December 31, 2022 is $0.1 million and $0.2 million, respectively, related to assets recorded under finance leases.

The aggregate future lease payments for operating leases as of December 31, 2023 were as follows (in thousands):

	Operating
2024	$ 18,971
2025	18,740
2026	18,367
2027	14,236
2028	12,842
Thereafter	18,522
Total lease payments	101,678
Less: Interest	(17,594)
Present value of lease payments	$ 84,084

Average lease terms and discount rates were as follows:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years)		
Operating leases	5.9	6.3
Weighted-average discount rate		
Operating leases	6.4%	6.1%

NOTE 5 — SALE OF ACCOUNTS RECEIVABLE

To improve its liquidity during seasonally high working capital periods, the Company has an uncommitted Receivables Purchase Agreement with HSBC Bank USA, as Purchaser (the "Receivables Purchase Agreement"). Under the Receivables Purchase Agreement, the Company may offer to sell certain eligible accounts receivables (the "Receivables") to HSBC Bank USA, which may accept such offer, and purchase the offered Receivables. Under the Receivables Purchase Agreement, following each purchase of Receivables, the outstanding aggregate purchased Receivables shall not exceed $30.0 million. HSBC Bank USA will assume the credit risk of the Receivables purchased; and, the Company will continue to be responsible for all non-credit risk matters. The Company will service the Receivables, and as such servicer, collect and otherwise enforce the Receivables on behalf of HSBC Bank USA. The term of the agreement is for 364 days and automatically extends for annual successive terms unless terminated. Either party may terminate the agreement at any time upon 60 days prior written notice to the other party. The Company did not sell receivables to HSBC during the year ended December 31, 2023. Pursuant to this agreement, the Company sold $141.3 million of Receivables during the year ended December 31, 2022. A charge of $0.8 million related to the sale of the Receivables was included in selling, general and administrative expenses in the consolidated statements of operations for the year ended December 31, 2022. At December 31, 2023 and 2022, zero and $20.2 million, respectively, of receivables sold were outstanding and due to HSBC from customers.

At December 31, 2023, $28.3 million of accounts receivables were available for sale to HSBC, net of applicable charges.

NOTE 6 — EQUITY INVESTMENTS

The Company owns 24.7% of the outstanding capital stock of Vasconia, an integrated manufacturer of aluminum products and a housewares company in Mexico. Shares of Vasconia's capital stock are traded on the Bolsa Mexicana de Valores, the Mexican Stock Exchange. The Quotation Key is VASCONI. The Company accounts for its investment in Vasconia using the equity method of accounting and records its proportionate share of Vasconia's net income in the Company's statement of operations. Accordingly, the Company has recorded its proportionate share of Vasconia's net income (reduced for amortization expense related to the customer relationships acquired) for the years ended December 31, 2023, 2022 and 2021 in the accompanying consolidated statements of operations.

On June 30, 2021, Vasconia issued additional shares of its stock, which diluted the Company's investment ownership from approximately 30% to approximately 27%. The Company recorded a non-cash gain of $1.7 million, increasing the Company's investment balance. Additionally, a loss of $2.0 million was recognized for the proportionate share of the diluted ownership for amounts previously recognized in accumulated other comprehensive loss. The net loss of $0.3 million was included in equity in earnings, net of taxes, in the accompanying consolidated statements of operations for the year ended December 31, 2021.

On July 29, 2021, the Company sold 2.2 million shares further reducing its ownership from approximately 27% to 24.7% in Vasconia for net cash proceeds of approximately $3.1 million, as a result the Company recorded a gain of $1.0 million, after decreasing the Company's investment balance. The gain on the sale resulted in a tax expense of $0.1 million. Additionally, a loss of $1.4 million was recognized for the proportionate share of the reduced ownership for amounts previously recognized in accumulated other comprehensive loss. The net loss, including taxes, of $0.5 million was included in equity in earnings, net of taxes, in the accompanying consolidated statements of operations for the year ended December 31, 2021. The Company continues to apply the equity method of accounting.

The Company's equity in earnings, net of tax, for 2023, 2022 and 2021 are as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Vasconia equity in earnings, net of taxes	$ (5,831)	$ (3,300)	$ 1,769
Net loss on dilution in Vasconia ownership	—	—	(297)
Net loss on partial sale of Vasconia ownership, net of taxes	—	—	(510)
Impairment on investment in Vasconia	(6,834)	(6,167)	—
Equity in (losses) earnings, net of taxes	$ (12,665)	$ (9,467)	$ 962

The value of the Company's investment balance has been translated from Mexican pesos ("MXN") to U.S. dollars ("USD") using the spot rate of MXN 16.96 and MXN 19.47 at December 31, 2023 and 2022, respectively.

The Company's proportionate share of Vasconia's net income (loss) has been translated from MXN to USD using the following exchange rates:

	Year Ended December 31,		
	2023	**2022**	**2021**
Average exchange rate (MXN to USD)	17.06 - 18.66	19.67 - 20.50	20.01 - 20.74

The effect of the translation of the Company's investment, as well as the translation of Vasconia's balance sheet, resulted in an increase of the investment of $2.0 million during the year ended December 31, 2023 and a decrease of the investment of $0.3 million during the year ended December 31, 2022. These translation effects are recorded in accumulated other comprehensive loss. The Company received cash dividends of $0.2 million, from Vasconia during the years ended December 31, 2021. There was no cash dividend received during the years ended December 31, 2023 and 2022.

Amounts due to and from Vasconia are recorded in the Company's consolidated balance sheet within prepaid expenses, other current assets, accrued expenses and accounts payable. As of December 31, 2023 and 2022, these amounts were not material individually or in the aggregate.

Summarized income statement information for the years ended December 31, 2023, 2022 and 2021, as well as summarized balance sheet information as of December 31, 2023 and 2022, for Vasconia, calculated in accordance with U.S. GAAP, in USD and MXN is as follows:

	Year Ended December 31,					
	2023		**2022**		**2021**	
	(in thousands)					
	USD	MXN	USD	MXN	USD	MXN
Income Statement						
Net sales	$ 173,104	$ 3,069,162	$ 240,910	$ 4,846,328	$ 240,186	$ 4,871,845
Gross profit	35,158	622,451	39,874	802,496	52,574	1,064,557
Loss (income) from operations	(10,944)	(192,551)	(1,596)	(30,323)	15,536	313,156
Net income	(23,591)	(416,505)	(13,207)	(262,251)	7,017	141,972

	December 31,			
	2023		**2022**	
	(in thousands)			
	USD	MXN	USD	MXN
Balance Sheet				
Current assets	$ 117,382	$ 1,991,347	$ 129,449	$ 2,519,905
Non-current assets	152,708	2,590,649	144,356	2,810,082
Current liabilities	186,134	3,157,716	93,112	1,812,546
Non-current liabilities	13,927	236,269	95,065	1,850,568

The fair value (based on Level 1 inputs using the quoted stock price) of the Company's investment in Vasconia declined in 2023. As a result of the decline in the quoted stock price, the downgrade in Vasconia's debt rating, and the continued decline in the operating results of Vasconia, the Company determined the decline in fair value was other than temporary. The Company reduced its investment by $6.8 million as of September 30, 2023 to its fair value, and recognized the non-cash impairment charge within Equity in (losses) earnings, net of taxes, in the consolidated statement of operations. As of December 31, 2023, the fair value of the Company's investment in Vasconia was $4.3 million. The carrying value of the Company's investment in Vasconia, after the recorded impairment, was $1.8 million. As of December 31, 2023, there is substantial doubt about Vasconia's ability to continue as a going concern for twelve months beyond the date of the financial statements. In the event Vasconia does not continue, the Company would be required to reduce its investment in Vasconia and recognize a loss for amounts previously recognized in accumulated other comprehensive loss.

NOTE 7 — GOODWILL AND INTANGIBLE ASSETS

The Company's intangible assets consist of the following (in thousands):

	Year Ended December 31,					
	2023			2022		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill[1]	$ 33,237	$ —	$ 33,237	$ 33,237	$ —	$ 33,237
Indefinite-lived intangible assets:						
Trade names[1][2]	42,000	—	42,000	49,600	—	49,600
Finite-lived intangible assets:						
Licenses	15,847	(12,110)	3,737	15,847	(11,654)	4,193
Trade names [2][3]	62,493	(23,862)	38,631	54,785	(20,030)	34,755
Customer relationships [3]	143,158	(63,630)	79,528	143,157	(53,586)	89,571
Other [3]	5,872	(3,872)	2,000	5,856	(3,325)	2,531
Total	$ 302,607	$ (103,474)	$ 199,133	$ 302,482	$ (88,595)	$ 213,887

[1] The gross and net value at December 31, 2023 and 2022 reflect a reduction of $91.7 million impairment charges on goodwill and $1.0 million charges on indefinite-lived intangible assets.

[2] During 2023, in connection with an interim impairment test completed as of September 30, 2023, the Company determined that one trade name, that was previously estimated to contribute to cash flows indefinitely, has a definite life. Accordingly, the trade name was reclassified from indefinite-lived intangible asset to a finite-lived intangible asset as of October 1, 2023. The trade name is being amortized over an estimated useful life of 15 years.

[3] The gross value and accumulated amortization at December 31, 2023 and 2022 reflect a reduction of $44.1 million and $(29.3) million, respectively, for the net $14.8 million impairment charge on finite-lived intangible assets within the international segment during the period ended December 31, 2021 and a $6.5 million reduction in gross value for previous impairment charges on finite-lived intangible assets within the U.S. segment.

A summary of the activities related to the Company's intangible assets for the years ended December 31, 2023, 2022 and 2021 consists of the following (in thousands):

	Intangible Assets	Goodwill	Total Intangible Assets and Goodwill
Goodwill and Intangible Assets, December 31, 2020	$ 213,754	$ 30,271	$ 244,025
Foreign currency translation adjustment	(364)	—	(364)
Amortization	(16,223)	—	(16,223)
Impairment of finite-lived intangible assets	(14,760)	—	(14,760)
Goodwill and Intangible Assets, December 31, 2021	182,407	30,271	212,678
Acquisition of goodwill	—	2,966	2,966
Acquisition of trade name	13,000	—	13,000
Foreign currency translation adjustment	(227)	—	(227)
Amortization	(14,530)	—	(14,530)
Goodwill and Intangible Assets, December 31, 2022	180,650	33,237	213,887
Foreign currency translation adjustment	81	—	81
Amortization	(14,835)	—	(14,835)
Goodwill and Intangible Assets, December 31, 2023	$ 165,896	$ 33,237	$ 199,133

The weighted-average amortization periods for the Company's finite-lived intangible assets as of December 31, 2023 are as follows:

	Years
Trade names	15
Licenses	33
Customer relationships	14
Other	10

Estimated amortization expense for each of the five succeeding fiscal years is as follows (in thousands):

	Year ending December 31,
2024	$ 14,888
2025	14,637
2026	14,288
2027	13,578
2028	13,119

Goodwill impairment test

The Company reviews goodwill and other intangibles that have indefinite lives for impairment annually as of October 1st or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. For goodwill, impairment testing is based upon the best information available using a combination of the discounted cash flow method, a form of the income approach, and the guideline public company method, a form of the market approach.

The significant assumptions used under the income approach, or discounted cash flow method, are projected net sales, projected earnings before interest, tax, depreciation and amortization ("EBITDA") and the cost of capital. Projected net sales and projected EBITDA were determined to be significant assumptions because they are the primary drivers of the projected cash flows in the discounted cash flow fair value model. Cost of capital was also determined to be a significant assumption as it is the discount rate used to calculate the current fair value of those projected cash flows.

Although the Company believes the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact its reported financial results. In addition, sustained declines in the Company's stock price and related market capitalization could impact key assumptions in the overall estimated fair values of its reporting units and could result in non-cash impairment charges that could be material to the Company's consolidated balance sheet or results of operations. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, an impairment charge will be recorded to reduce the reporting unit to fair value.

The Company also evaluates qualitative factors to determine whether or not its indefinite lived intangibles have been impaired and then performs quantitative tests if required. These tests can include the relief from royalty model or other valuation models. The significant assumptions used in the relief from royalty model are future net sales for the related brands, royalty rates and the cost of capital to determine the fair value of the indefinite lived intangibles. Projected net sales for the related brands and royalty rates were determined to be significant assumptions because they are the primary drivers of the projected cash flows in the relief from royalty model. Cost of capital was also determined to be a significant assumption as it is the discount rate used to calculate the current fair value of those projected cash flows.

International Reporting Unit

The carrying value of the goodwill for the International reporting unit was zero as of December 31, 2023 and 2022.

U.S. Reporting Unit

The Company performed an interim impairment test of the goodwill in the U.S. reporting unit as of September 30, 2023, by comparing its fair value with its carrying value. The analysis was performed by using a discounted cash flow and market multiple method. Based upon the analysis performed, the Company determined that the fair value of the Company's U.S. reporting unit exceeded its carrying value, and therefore goodwill was not impaired. As of September 30, 2023, the fair value of the U.S. reporting unit exceeded the carrying value of goodwill by 4%.

The Company performed its annual impairment assessment of its U.S. reporting unit as of October 1, 2023 by comparing the fair value of the reporting unit with its carrying value. The Company performed the analysis using a discounted cash flow and market multiple method. As of October 1, 2023, the fair value of the U.S. reporting unit exceeded the carrying value of goodwill by 4%.

Management's projections used to estimate the cash flows included organic net sales growth and net sales growth through new customer channels as well as continued operating efficiencies in future periods. Changes in any of the significant assumptions used in the valuation of the reporting unit, including projected net sales, projected EBITDA and cost of capital could materially affect the expected cash flows, and such impacts could potentially result in a material non-cash impairment charge.

As of December 31, 2023, the Company assessed the carrying value of goodwill and determined, based on qualitative factors, that no impairment indicators existed for goodwill.

Annual indefinite-lived trade name impairment test

The Company values its indefinite-lived trade name using a relief-from-royalty approach, which assumes the value of the trade name is the discounted cash flows of the amount that would be paid by a hypothetical market participant had they not owned the trade name and instead licensed the trade name from another company.

The Company performed an interim quantitative impairment analysis as of September 30, 2023, of its indefinite-lived trade names by comparing the fair value of the indefinite-lived trade names to their respective carrying values. The Company values its indefinite-lived trade names using a relief-from-royalty approach, which assumes the value of the trade name is the discounted cash flows of the amount that would be paid by a hypothetical market participant had they not owned the trade name and instead licensed the trade name from another company. The Company determined that the fair value of all its indefinite-lived trade names were above their respective carrying values, and therefore its indefinite-lived intangible assets were not impaired. In connection with the interim impairment analysis, the Company determined that one trade name, previously estimated to contribute to cash flows indefinitely, has a definite life. Accordingly, the trade name will be reclassified from indefinite-lived to finite-lived or amortizable intangible assets as of October 1, 2023. The trade name will be amortized over an estimated useful life of 15 years. As of September 30, 2023, the fair value of the Company's indefinite-lived trade name exceeded the respective carrying value by 7%.

The Company bypassed the optional qualitative impairment analysis for its indefinite-lived trade name asset annual October 1, 2023 impairment test. The Company completed the quantitative impairment analysis by comparing the fair value of the indefinite-lived trade name to its carrying value using a relief from royalty method. As of October 1, 2023, the fair value of the Company's indefinite-lived trade name exceeded its carrying value by 7%. While the indefinite-lived trade name was not determined to be impaired, if the indefinite-lived trade name does not perform as projected or if market factors utilized in the impairment analysis deteriorate, including an unfavorable change in the weighted average cost of capital, could materially affect the expected cash flows, and such impacts could potentially result in a material non-cash impairment charge.

As of December 31, 2023, the Company assessed the carrying value of its indefinite-lived trade name and determined based on qualitative factors that no impairment existed.

Long-lived assets impairment test

In the fourth quarter of 2023, due to the lower than expected operating results for the International segment as a result of low consumer confidence in the region, impairment indicators were identified for the International asset group. The Company tested the recoverability of the asset group, concluding it was not recoverable and performed an analysis of the fair value of the international long-lived assets. The Company tested the International segment's long-lived assets for impairment and concluded that the fair value exceeded the carrying value of the long-lived assets, concluding no impairment as of December 31, 2023.

In the fourth quarter of 2022, the Company tested the International segment's long-lived assets for impairment and concluded that the fair value exceeded the carrying value of the long-lived assets, concluding no impairment as of December 31, 2022.

In the fourth quarter of 2021, due to lower than expected operating results for the International segment caused by continuing impacts of COVID-19 and the exit of the U.K. from the European Union, impairment indicators were identified for the International asset group. The Company tested the recoverability of the asset group, concluding it was not recoverable and performed an analysis of the fair value of the international long-lived assets. For the finite-lived intangible assets, the Company performed discounted cash flow analysis and recorded an impairment of $14.8 million within the International segment.

NOTE 8 — DEBT

On August 26, 2022, the Company entered into Amendment No. 2 (the "Amendment") to the ABL Agreement among the Company, as a Borrower, certain subsidiaries of the Company, as Borrowers and/or Loan Parties, JPMorgan Chase Bank, N.A., as Administrative Agent and a Lender. The ABL Agreement provides for a senior secured asset-based revolving credit facility in the maximum aggregate principal amount of $200.0 million, which will mature on August 26, 2027.

On November 14, 2023, the Company entered into Amendment No. 2 (the "Term Loan Amendment") to amend the Loan Agreement, dated as of March 2, 2018, among the Company, as borrower, the other loan parties from time to time party thereto, the lenders from time to time party thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent (as amended, the "Term Loan"). The Term Loan has a principal amount of $150.0 million, and matures on August 26, 2027.

The Term Loan requires the Company to make quarterly payments of principal each equal to 1.25% of the aggregate principal amount of the Term Loan, commencing on March 31, 2024, with the remaining balance payable on the maturity date. The Term Loan requires the Company to make an annual prepayment of principal, beginning with those for the fiscal year ending December 31, 2024, based upon a percentage of the Company's excess cash flow, ("Excess Cash Flow"), if any. The percentage applied to the Company's excess cash flow is based on the Company's Total Net Leverage Ratio (as defined in the Debt Agreements). When an Excess Cash Flow payment is required, each lender has the option to decline a portion or all of the prepayment amount payable to it. Per the Term Loan, when the Company makes an Excess Cash Flow prepayment, the payment is first applied to satisfy the next eight (8) scheduled future quarterly required payments of the Term Loan in order of maturity and then to the remaining scheduled installments on a pro rata basis.

The maximum borrowing amount under the ABL Agreement may be increased to up to $250.0 million if certain conditions are met. One or more tranches of additional term loans (the "Incremental Term Facilities") may be added under the Term Loan if certain conditions are met. The Incremental Facilities may not exceed the sum of (i) $50.0 million plus (ii) an unlimited amount so long as, in the case of (ii) only, the Company's secured net leverage ratio, as defined in and computed on a pro forma basis pursuant to the Term Loan, after giving effect to such increase, is no greater than 3.25 to 1.00, subject to certain limitations and for the period defined pursuant to the Term Loan but not to mature earlier than the maturity date of the then existing term loans.

As of December 31, 2023 and 2022, the total availability under the ABL Agreement were as follows (in thousands):

	December 31, 2023	December 31, 2022
Maximum aggregate principal allowed	$ 181,919	$ 189,411
Outstanding borrowings under the ABL Agreement	(60,395)	(10,424)
Standby letters of credit	(2,894)	(2,765)
Total availability under the ABL Agreement	$ 118,630	$ 176,222

Availability under the ABL Agreement is limited to the lesser of the $200.0 million commitment thereunder and the borrowing base and therefore depends on the valuation of certain current assets comprising the borrowing base. The borrowing capacity under the ABL Agreement will depend, in part, on eligible levels of accounts receivable and inventory that fluctuate regularly. Due to the seasonality of the Company's business, this mean that it may have greater borrowing availability during the third and fourth quarters of each year. Consequently, the $200.0 million commitment thereunder may not represent actual borrowing capacity. The Company's borrowing capacity may be further limited by the Term Loan financial covenant of 5.00 to 1.00 maximum Total Net Leverage Ratio. As of December 31, 2023, the availability under the ABL Agreement, limited by the Term Loan financial covenant, was $89.4 million.

The current and non-current portions of the Company's Term Loan facility included in the consolidated balance sheets are presented as follows (in thousands):

	December 31, 2023	December 31, 2022
Current portion of Term Loan facility:		
Term Loan facility payment	$ 7,500	$ —
Estimated unamortized debt issuance costs	(2,758)	—
Total Current portion of Term Loan facility	$ 4,742	$ —
Non-current portion of Term Loan facility:		
Term Loan facility, net of current portion	$ 142,500	$ 245,911
Estimated unamortized debt issuance costs	(6,666)	(3,054)
Total Non-current portion of Term Loan facility	$ 135,834	$ 242,857

As of December 31, 2023, there is no Excess Cash Flow Payment due for 2024.

The Company's Term Loan facility was reduced to $150.0 million at December 31, 2023 from $245.9 million at December 31, 2022 through the following transactions:

- On June 8, 2023, the Company completed the repurchase of $47.2 million in principal amount of the Term Loan, for $95 per $100 of principal. The repurchase was executed by way of a reverse Dutch auction, pursuant to and in accordance with the terms and conditions provided for in the Term Loan. In connection therewith, debt issuance costs of $0.5 million were written off and fees of $0.4 million were incurred. The gain on the early retirement of the Term Loan was $1.5 million, net of fees and expenses.

- In connection with the Term Loan Amendment, the Company reduced its outstanding principal by a net amount of $48.7 million through a voluntary prepayment of principal (in accordance with the terms of the original Term Loan Agreement), net of the issuance of new proceeds and an extension of a portion of existing Term Loan. In connection with the Term Loan Amendment that Company incurred fees of $9.1 million, which will be amortized over the life of the debt using the effective interest method. The Company recognized a loss of of $0.7 million of unamortized debt issuance costs on the partial extinguishment for the portion of the Term Loan that was repaid.

As of December 31, 2023, the future principal payments of the Term Loan are as follows (in thousands):

2024	$	7,500
2025		7,500
2026		7,500
2027		127,500
Total	$	150,000

The Company's payment obligations under its Debt Agreements are unconditionally guaranteed by its existing and future U.S. subsidiaries, with certain minor exceptions. Certain payment obligations under the ABL Agreement are also direct obligations of its foreign subsidiary borrowers designated as such under the ABL Agreement and, subject to limitations on such guaranty, are guaranteed by the foreign subsidiary borrowers, as well as by the Company. The obligations of the foreign subsidiary borrowers under the ABL Agreement are secured by security interests in substantially all of the assets of, and stock in, such foreign subsidiary borrowers, subject to certain limitations. The obligations of the Company under the Debt Agreements and any hedging arrangements and cash management services and the guarantees by its domestic subsidiaries in respect of those obligations are secured by security interests in substantially all of the assets and stock (but in the case of foreign subsidiaries, limited to 65% of the capital stock in first-tier foreign subsidiaries and not including the stock of subsidiaries of such first-tier foreign subsidiaries) owned by the Company and the U.S. subsidiary guarantors, subject to certain exceptions. Such security interests consists of (1) a first-priority lien, subject to certain permitted liens, with respect to certain assets of the Company and certain of its subsidiaries (the "ABL Collateral") pledged as collateral in favor of lenders under the ABL Agreement and a second-priority lien in the ABL Collateral in favor of the lenders under the Term Loan and (2) a first-priority lien, subject to certain permitted liens, with respect to certain assets of the Company and certain of its subsidiaries (the "Term Loan Collateral") pledged as collateral in favor of lenders under the Term Loan and a second-priority lien in the Term Loan Collateral in favor of the lenders under the ABL Agreement.

Borrowings under the revolving credit facility bear interest, at the Company's option, at one of the following rates: (i) an alternate base rate, defined, for any day, as the greater of the prime rate, a federal funds and overnight bank funding based rate plus 0.5% or one-month Adjusted Term SOFR plus 1.0% as of a specified date in advance of the determination, but in each case not less than 1.0%, plus a margin of 0.25% to 0.5%, or (ii) Adjusted Term SOFR, which is the Term SOFR Rate for the selected 1, 3 or 6 month interest period plus 0.10% (or Euro Interbank Offered Rate "EURIBOR" for borrowings denominated in Euro; or Sterling Overnight Index Average "SONIA" for borrowings denominated in Pounds Sterling), but in each case not less than zero, plus a margin of 1.25% to 1.5%. The respective margins are based upon average quarterly availability, as defined in and computed pursuant to the ABL Agreement. In addition, the Company pays a commitment fee of 0.20% to 0.25% per annum based on the average daily unused portion of the aggregate commitment under the ABL Agreement. The interest rate on outstanding borrowings under the ABL Agreement at December 31, 2023 was between 6.47% and 6.72%. In addition, the Company paid a commitment fee of 0.25% on the unused portion of the ABL Agreement during the year ended December 31, 2023.

The Term Loan facility bears interest, at the Company's option, at one of the following rates: (i) alternate base rate, defined, for any day, as the greater of (x) the prime rate, (y) a federal funds and overnight bank funding based rate plus 0.50% or (z) one-month Adjusted Term SOFR, but not less than 1.0%, plus 1.0%, plus a margin of 4.5% or (ii) Adjusted Term SOFR (Term SOFR plus the Term SOFR Adjustment) for the applicable interest period, but not less than 1.0%, plus a margin of 5.5%. The interest rate on outstanding borrowings under the Term Loan at December 31, 2023 was 11.0%.

The Debt Agreements provide for customary restrictions and events of default. Restrictions include limitations on additional indebtedness, liens, acquisitions, investments and payment of dividends, among other things. Under the Term Loan, the Total Net Leverage Ratio is not permitted to be greater than 5.00 to 1.00 determined as of the end of each fiscal quarters. Further, the ABL Agreement provides that during any period (a) commencing on the last day of the most recently ended four consecutive fiscal quarters on or prior to the date availability under the ABL Agreement is less than the greater of $20.0 million and 10% of the aggregate commitment under the ABL Agreement at any time and (b) ending on the day after such availability has exceeded the greater of $20.0 million and 10% of the aggregate commitment under the ABL Agreement for 45 consecutive days, the Company is required to maintain a minimum fixed charge coverage ratio of 1.10 to 1.00 as of the last day of any period of four consecutive fiscal quarters.

The Company was in compliance with the covenants of the Debt Agreements at December 31, 2023.

Other Credit Agreements

A subsidiary of the Company holds a credit facility ("HSBC Facility") with HSBC Bank (China) Company Limited, Shanghai Branch ("HSBC") for up to $10.0 million Chinese renminbi ($1.4 million). The HSBC Facility is subject to annual renewal and may be used to fund general working capital needs of the Company's subsidiary, which is a trading company in China. Borrowings under the HSBC Facility were guaranteed by the Company and were granted at the sole discretion of HSBC. No borrowings were outstanding under the HSBC Facility at December 31, 2023 and 2022.

NOTE 9 — DERIVATIVES

Interest Rate Swap Agreements

The Company's net total outstanding notional value of interest rate swaps was $25.0 million at December 31, 2023. These non-designated interest rate swaps were entered into in June 2019 and serve as cash flow hedges of the Company's exposure to the variability of the payment of interest on a portion of its Term Loan borrowings and expire in February 2025.

The Company's interest rate swaps that were designated as cash flow hedges of the Company's exposure to the variability of the payment of interest on a portion of its Term Loan borrowings expired in March 2023. The Company has no designated interest rate swaps at December 31, 2023.

Foreign Exchange Contracts

The Company is a party from time to time to certain foreign exchange contracts, primarily to offset the earnings impact related to fluctuations in foreign currency exchange rates associated with inventory purchases denominated in foreign currencies. Fluctuations in the value of certain foreign currencies as compared to the USD may positively or negatively affect the Company's revenues, gross margins, operating expenses, and retained earnings, all of which are expressed in USD. Where the Company deems it prudent, the Company engages in hedging programs using foreign currency forward contracts aimed at limiting the impact of foreign currency exchange rate fluctuations on earnings. The Company purchases foreign currency forward contracts with terms less than 18 months to protect against currency exchange risks associated with the payment of merchandise purchases to foreign suppliers. The Company does not hedge the translation of foreign currency profits into USD, as the Company regards this as an accounting exposure rather than an economic exposure. The aggregate gross notional values of foreign exchange contracts at December 31, 2023 and 2022 was $9.8 million and $6.3 million, respectively.

The Company is exposed to market risks, as well as changes in foreign currency exchange rates, as measured against the USD and each other, and changes to credit risk of derivative counterparties. The Company attempts to minimize these risks by primarily using foreign currency forward contracts and by maintaining counterparty credit limits. These hedging activities provide only limited protection against currency exchange and credit risk. Factors that could influence the effectiveness of the Company's hedging programs include currency markets and availability of hedging instruments and liquidity of the credit markets. All foreign currency forward contracts that the Company enters into are components of hedging programs and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. The Company does not enter into such contracts for speculative purposes and, as of December 31, 2023, the Company does not have any foreign currency forward contract derivatives that are not designated as hedges. These foreign exchange contracts have been designated as hedges in to order to apply hedge accounting.

The fair values of the Company's derivative financial instruments included in the consolidated balance sheets are presented as follows (in thousands):

		December 31,	
Derivatives designated as hedging instruments	**Balance Sheet Location**	**2023**	**2022**
Interest rate swaps	Prepaid expenses and other current assets	$ —	$ 122
Foreign exchange contracts	Prepaid expenses and other current assets	56	—
	Accrued expenses	144	260

		December 31,	
Derivatives not designated as hedging instruments	**Balance Sheet Location**	**2023**	**2022**
Interest rate swaps	Other assets	$ 793	$ 1,292

The fair value of the interest rate swaps have been obtained from the counterparties to the agreements and were based on Level 2 observable inputs using proprietary models and estimates about relevant future market conditions. The fair value of the foreign exchange contracts were based on Level 2 observable inputs using quoted market prices for similar assets in an active market.

The counterparties to the derivative financial instruments are major international financial institutions. The Company is exposed to credit risk for the net exchanges under these agreements, but not for the notional amounts. The Company does not anticipate non-performance by any of its counterparties.

The amounts of the (losses) and gains, realized and unrealized, net of taxes, related to the Company's derivative financial instruments designated as hedging instruments are recognized in other comprehensive income (loss) as follows (in thousands):

	Year ended December 31,		
Derivatives designated as hedging instruments	**2023**	**2022**	**2021**
Interest rate swaps	$ (93)	$ 523	$ 718
Foreign exchange contracts	(964)	322	485
Total	$ (1,057)	$ 845	$ 1,203

Realized gains and losses on the interest rate swaps that are reported in other comprehensive income (loss) are reclassified into earnings as the interest expense on the debt is recognized. The Company's interest rate swaps that were designated as hedging instruments had an aggregate notional value of $25.0 million and matured during the three months ended March 31, 2023.

Realized gains and losses on foreign exchange contracts that are reported in other comprehensive income (loss) are reclassified into cost of sales as the underlying inventory purchased is sold.

During the year ended December 31, 2023, the Company reclassified $0.5 million of cash flow hedges in accumulated other comprehensive losses to earnings. This comprised of a gain of $0.1 million related to interest rate swaps recognized in interest expense and a gain of $0.4 million related to foreign exchange contracts recognized in cost of sales. At December 31, 2023, the estimated amount of existing net losses expected to be reclassified into earnings within the next 12 months was $0.2 million.

During the year ended December 31, 2022, the Company reclassified $1.3 million of cash flow hedges in accumulated other comprehensive losses to earnings. This comprised of a charge of $0.3 million related to interest rate swaps recognized in interest expense and a gain of $1.6 million related to foreign exchange contracts recognized in cost of sales.

The amounts of the gains and losses related to the Company's derivative financial instruments not designated as hedging instruments are recognized in earnings as follows (in thousands):

		Year Ended December 31,		
Derivatives not designated as hedging instruments	**Location of Gain or (Loss)**	**2023**	**2022**	**2021**
Interest rate swaps	Mark to market gain (loss) on interest rate derivatives	$ (499)	$ 1,971	$ 1,062
	Interest expense	802	(55)	(458)
		$ 303	$ 1,916	$ 604

NOTE 10 — CAPITAL STOCK

Cash dividends

Dividends were declared in 2023 and 2022 as follows:

Dividend per share	Date declared	Date of record	Payment date
$0.0425	March 8, 2022	May 2, 2022	May 16, 2022
$0.0425	June 23, 2022	August 1, 2022	August 15, 2022
$0.0425	August 2, 2022	November 1, 2022	November 15, 2022
$0.0425	November 1, 2022	February 1, 2023	February 15, 2023
$0.0425	March 8, 2023	May 1, 2023	May 15, 2023
$0.0425	June 22, 2023	August 1, 2023	August 15, 2023
$0.0425	August 2, 2023	November 1, 2023	November 15, 2023
$0.0425	November 7, 2023	February 1, 2024	February 15, 2024

On March 8, 2024, the Board of Directors declared a quarterly dividend of $0.0425 per share payable on May 15, 2024 to shareholders of record on May 1, 2024.

Stock repurchase program

On March 14, 2022, the Company announced that its Board of Directors of the Company authorized the repurchase of up to $20.0 million of the Company's common stock, replacing the Company's previously-authorized $10.0 million share repurchase program. The repurchase authorization permits the Company to effect repurchases from time to time through open market purchases and privately negotiated transactions. During the year ended December 31, 2023, the Company repurchased 320,204 shares for a total costs of $2.5 million, and thereafter retired the shares. During the year ended December 31, 2022, the Company repurchased 597,195 shares for a total costs of $6.3 million. No shares were repurchased during 2021. As of December 31, 2023, the remaining dollar amount available for repurchases under the Board authorized plan was $11.1 million.

Preferred stock

The Company is authorized to issue 100 shares of Series A Preferred Stock and 2,000,000 shares of Series B Preferred Stock, none of which has been issued or is outstanding at December 31, 2023.

Long-term incentive plan

The Company's Amended and Restated 2000 Long-Term Incentive Plan (the "Plan") provides for the granting of awards of up to 8,217,500 shares of common stock. These shares of the Company's common stock are available for grants to directors, officers, employees, consultants and service providers and affiliates in the form of stock options or other equity-based awards. The Plan authorizes the Board of Directors of the Company, or a duly appointed committee thereof, to issue incentive stock options, non-qualified options, restricted stock, performance-based awards and other stock-based awards. Options that have been granted under the Plan expire over a range of 5 years to 10 years from the date of grant and vest over a range of up to 4 years from the date of grant. Shares of restricted stock that have been granted under the Plan vest over a range of up to 4 years from the date of grant. Performance-based awards that have been granted under the Plan vest after 3 years based upon the attainment of specified performance goals. As of December 31, 2023, there were 624,907 shares available for the grant of awards under the Plan.

Stock options

A summary of the Company's stock option activity and related information for the three years ended December 31, 2023, is as follows:

	Options	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value (in thousands)
Options outstanding at December 31, 2020	1,286,900	$ 13.28		
Grants	48,000	14.18		
Exercises[1]	(236,325)	11.71		
Expirations	(4,000)	19.10		
Options outstanding at December 31, 2021	1,094,575	13.64		
Grants	56,000	11.45		
Exercises	(60,000)	11.64		
Cancellations	(11,375)	11.16		
Expirations	(13,450)	13.99		
Options outstanding at December 31, 2022	1,065,750	13.66		
Grants	50,000	5.92		
Cancellations	(4,375)	11.27		
Expirations	(111,875)	13.38		
Options outstanding at December 31, 2023	999,500	13.31	4.1	$ 49
Options exercisable at December 31, 2023	883,875	$ 13.85	3.5	$ 7

[1] Includes the exercise of 2,000 options settled in cash in accordance with the Company's Amended and Restated 2000 Long-Term Incentive Plan ("the Plan").

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value that would have been received by the option holders had all option holders exercised their exercisable in-the-money stock options on December 31, 2023. The intrinsic value is calculated for each in-the-money stock option as the difference between the closing price of the Company's common stock on December 31, 2023 and the exercise price.

No stock options were exercised in the year ended December 31, 2023. The total intrinsic values of those stock options that were exercised in the year ended December 31, 2022 was $0.1 million and in the year ended December 31, 2021 was $0.8 million. The intrinsic value of a stock option that is exercised is calculated at the date of exercise.

Total unrecognized stock option compensation expense at December 31, 2023, before the effect of income taxes, was $0.4 million and is expected to be recognized over a weighted-average period of 1.6 years.

The Company values stock options using the Black-Scholes option valuation model. The Black-Scholes option valuation model, as well as other available models, was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. The Black-Scholes option valuation model requires the input of highly subjective assumptions including the expected stock price volatility and risk-free interest rate. Because the Company's stock options have characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the fair value estimates of the Company's stock options. The weighted-average per share grant date fair value of stock options granted during the years ended December 31, 2023, 2022 and 2021, was $2.61, $5.44 and $6.31, respectively.

The fair values for these stock options were estimated at the dates of grant using the following weighted-average assumptions:

	2023	2022	2021
Historical volatility	55%	53%	52%
Expected term (years)	6.3	6.3	6.3
Risk-free interest rate	4.25%	3.15%	1.08%
Expected dividend yield	2.87%	1.48%	1.20%

Restricted Stock

A summary of the Company's restricted stock activity and related information for the three years ended December 31, 2023 is as follows:

	Restricted Shares		Weighted-average grant date fair value
Non-vested restricted shares, December 31, 2020	795,587	$	7.54
Grants	220,658		14.27
Vested	(586,244)		7.19
Cancellations	(400)		11.42
Non-vested restricted shares, December 31, 2021	429,601		11.47
Grants	266,713		12.03
Vested	(205,290)		11.46
Cancellations	(6,881)		10.92
Non-vested restricted shares, December 31, 2022	484,143		11.79
Grants	333,300		5.37
Vested	(212,162)		11.20
Cancellations	(7,753)		10.86
Non-vested restricted shares, December 31, 2023	597,528	$	8.44
Total unrecognized compensation expense remaining (in thousands)	$ 3,375		
Weighted-average years expected to be recognized over	1.5		

The total fair value of restricted stock that vested during the year ended December 31, 2023 was $1.2 million.

Performance shares

Each performance award represents the right to receive up to 150% of the target number of shares of common stock. The number of shares of common stock earned will be determined based on the attainment of specified performance goals at the end of the performance period, as determined by the Compensation Committee of the Board of Directors. The shares are subject to the terms and conditions of the Plan.

A summary of the Company's performance-based award activity and related information for the three years ended December 31, 2023 is as follows:

	Performance - based awards [1]		Weighted-average grant date fair value
Non-vested performance-based awards, December 31, 2020	431,046	$	9.94
Grants	176,915		14.18
Vested	(150,273)		12.79
Cancellations	(21,358)		12.76
Non-vested performance-based awards, December 31, 2021	436,330		10.54
Grants	123,000		12.19
Achieved performance over target [2]	12,035		9.20
Vested	(166,935)		9.20
Cancellations	(4,128)		10.64
Non-vested performance-based awards, December 31, 2022	400,302		11.56
Grants	191,075		5.92
Achieved performance over target [3]	16,942		6.36
Vested	(119,739)		6.36
Cancellations	(1,608)		12.25
Non-vested performance-based awards, December 31, 2023	486,972	$	10.44
Total unrecognized compensation expense remaining (in thousands)[4]	$ 764		
Weighted-average years expected to be recognized over	2.0		

[1]   Represents the target number of shares to be issued for each performance-based award.

[2]   Represents the number of shares earned over target for performance-based awards granted in 2019 based on performance goals attained. These awards vested in the three months ended March 31, 2022.

[3]   Represents the number of shares earned over target for performance-based awards granted in 2020 based on performance goals attained. These awards vested in the three months ended March 31, 2023.

[4]   The performance metrics for the performance-based awards granted in 2022 are not probable of achievement. No compensation expense was recorded in 2022 or in 2023.

The total fair value of performance-based awards that vested during the year ended December 31, 2023 was $0.7 million.

On March 8, 2024, the Compensation Committee of the Board of Directors determined the performance goals set forth in the performance-based awards granted in 2021 were attained and 152,188 shares vested.

Cash-settled performance-based awards

Each cash-settled performance-based award represents the right to receive up to 150% of the target number of deferred stock units with payment in cash equivalent to the value of one share of the Company's common stock. The number of deferred stock units earned will be determined based on the attainment of specified performance goals at the end of the performance period, as determined by the Compensation Committee of the Board of Directors. The cash-settled performance-based awards are subject to the terms and conditions of the Company's Plan.

A summary of the Company's cash-settled performance-based awards activity and related information for the year ended December 31, 2023 is as follows:

	Cash-settled performance-based awards [1]	Weighted-average fair value
Non-vested cash-settled performance-based awards, January 1, 2022	—	$ —
Grants	87,825	7.66
Cancellations	(2,049)	10.61
Non-vested cash-settled performance-based awards, December 31, 2022	85,776	7.59
Cancellations	(2,165)	6.52
Non-vested cash-settled performance-based awards, December 31, 2023	83,611	6.71
Total unrecognized compensation expense remaining (in thousands)[2]	$ —	
Weighted-average years expected to be recognized over	0.0	

[1] Represents the target number of units to be settled in cash.

[2] The performance metric for the cash-settled performance-based awards granted in 2022 is not probable of achievement. No compensation expense was recorded in 2022 or in 2023.

The Company recorded stock compensation expense as follows (in thousands):

	Year Ended December 31,		
Stock Compensation Expense Components	**2023**	**2022**	**2021**
Equity based stock option expense	$ 270	$ 275	$ 417
Restricted and performance-based stock awards expense	3,420	3,586	4,787
Stock compensation expense for equity based awards	$ 3,690	$ 3,861	$ 5,204
Liability based stock option expense	(3)	(15)	13
Total Stock Compensation Expense	$ 3,687	$ 3,846	$ 5,217

NOTE 11 — (LOSS) INCOME PER COMMON SHARE

Basic (loss) income per common share has been computed by dividing net (loss) income by the weighted-average number of shares of the Company's common stock outstanding. Diluted (loss) income per common share adjusts net (loss) income and basic (loss) income per common share for the effect of all potentially dilutive shares of the Company's common stock. Anti-dilutive securities are not included in the computation of diluted earnings per share under the treasury stock method.

The calculations of basic and diluted (loss) income per common share for the years ended December 31, 2023, 2022 and 2021, are as follows:

	2023	2022	2021
	(in thousands - except per share amounts)		
Net (loss) income – Basic and Diluted	$ (8,412)	$ (6,166)	$ 20,801
Weighted-average shares outstanding – Basic	21,195	21,558	21,397
Effect of dilutive securities:			
Stock options and other stock awards	—	—	640
Weighted-average shares outstanding – Diluted	21,195	21,558	22,037
Basic (loss) income per common share	$ (0.40)	$ (0.29)	$ 0.97
Diluted (loss) income per common share	$ (0.40)	$ (0.29)	$ 0.94
Antidilutive shares [1]	1,633	1,681	380

[1] Stock options and other stock awards that have been excluded from the denominator as their inclusion would have been anti-dilutive.

NOTE 12 — INCOME TAXES

The components of income before income taxes and equity in (losses) earnings are as follows:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Domestic	$ 22,134	$ 20,796	$ 61,045
Foreign	(11,659)	(11,767)	(24,665)
Total income before income taxes and equity in earnings	$ 10,475	$ 9,029	$ 36,380

The provision for income taxes (before equity in (losses) earnings) consists of:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Current:			
Federal	$ 6,326	$ 6,890	$ 10,361
State and local	1,447	1,888	3,558
Foreign	579	775	823
Deferred	(2,130)	(3,825)	1,799
Income tax provision	$ 6,222	$ 5,728	$ 16,541

Under the Tax Cuts and Jobs Act of 2017, research and development costs are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes effective for tax years beginning after December 31, 2021. The mandatory capitalization requirement increases the Company's deferred tax assets and income tax payable.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and (liabilities) are as follows:

	December 31,	
	2023	**2022**
	(in thousands)	
Deferred income tax assets:		
Operating lease liabilities	$ 20,571	$ 22,814
Stock options	1,454	1,679
Inventory	3,323	3,134
Operating loss carryforwards	21,036	17,450
Accounts receivable allowances	2,343	1,906
Accrued compensation	913	1,137
Deferred compensation	668	721
Environmental remediation accrual	1,379	1,432
Capitalized research and experimental expenditures	3,109	2,525
Other	2,440	755
Total deferred income tax assets	$ 57,236	$ 53,553
Deferred income tax liabilities:		
Operating lease right-of-use assets	$ (17,060)	$ (18,872)
Fixed assets	(1,248)	(1,735)
Intangibles	(26,207)	(26,230)
Total deferred income tax liabilities	(44,515)	(46,837)
Net deferred income tax asset	12,721	6,716
Valuation allowance	(20,159)	(16,323)
Net deferred income tax liability	$ (7,438)	$ (9,607)

The Company has capital loss carryforwards of $7.2 million in foreign jurisdictions and $0.9 million in the U.S. federal jurisdiction at December 31, 2023 that are offset entirely by a valuation allowance.

The Company has net operating losses in foreign jurisdictions of $75.9 million and $12.1 million in state jurisdictions at December 31, 2023 that are offset entirely by a valuation allowance. The foreign net operating losses can be carried forward indefinitely. The state net operating losses begin to expire in 2026.

The provision for income taxes (before equity in (losses) earnings) differs from the amounts computed by applying the applicable federal statutory rates as follows:

	Year Ended December 31,		
	2023	**2022**	**2021**
Federal income taxes at the statutory rate	21.0 %	21.0 %	21.0 %
Increases (decreases):			
State and local income taxes, net of Federal income tax benefit	5.7	13.9	8.8
Foreign rate differences	(19.7)	6.9	(9.2)
Foreign withholding tax	5.0	6.1	1.2
Non-deductible expenses	7.9	7.1	3.3
Uncertain tax positions	(0.9)	1.2	0.1
Research and development credit	(2.5)	(5.4)	(1.1)
Federal return to provision	0.7	(3.4)	(0.4)
Equity-based compensation	5.0	0.1	(0.6)
Valuation Allowance	37.2	15.9	22.4
Provision for income taxes	59.4 %	63.4 %	45.5 %

The estimated values of the Company's gross uncertain tax positions at December 31, 2023, 2022 and 2021 consist of the following:

	Year Ended December 31,		
	2023	**2022**	**2021**
	(in thousands)		
Balance at January 1	$ (1,130)	$ (1,071)	$ (1,648)
Additions based on tax positions related to the current year	(27)	(79)	(49)
Reductions for tax position of prior years	167	20	626
Balance at December 31	$ (990)	$ (1,130)	$ (1,071)

The Company had approximately $0.4 million, net of federal and state tax benefit, accrued at December 31, 2023 and 2022, for the payment of interest and penalties. The Company's policy for recording interest and penalties is to record such items as a component of the provision for income taxes.

If the Company's tax positions are ultimately sustained, the Company's liability, including interest, would be reduced by $1.5 million, all of which would impact the Company's tax provision. On a quarterly basis, the Company evaluates its tax positions and revises its estimates accordingly. The Company believes that it is reasonably possible that an immaterial amount of its tax positions will be resolved within the next 12 months.

The Company is no longer subject to U.S. Federal income tax examinations for the years prior to 2020, except for examination in tax year 2017 related to Transition Tax. The Company has identified the following jurisdictions as "major" tax jurisdictions: U.S. Federal, California, Massachusetts, New Jersey, New York, and the United Kingdom. At December 31, 2023, the periods subject to examination by the Company's major state jurisdictions, except for New York State (which has been audited through 2019), are generally for the years ended 2019 through 2022. In certain jurisdictions, Filament may have additional periods subject to examination. As of December 31, 2023, there are no material assessments in any given year.

NOTE 13 — BUSINESS SEGMENTS

Segment information

The Company has two reportable segments, U.S. and International. The Company has segmented its operations to reflect the manner in which management reviews and evaluates the results of its operations. The U.S. segment includes the Company's primary domestic business that designs, markets and distributes its products to retailers, distributors and directly to consumers through its own websites. The International segment consists of certain business operations conducted outside the U.S. Management evaluates the performance of the U.S. and International segments based on net sales and income from operations. Such measures give recognition to specifically identifiable operating costs such as cost of sales, distribution expenses and selling, general and administrative expenses. Certain general and administrative expenses, such as senior executive salaries and benefits, stock compensation, director fees and accounting, legal fees and consulting fees, are not allocated to the specific segments and are reflected as unallocated corporate expenses.

	Year Ended December 31,		
	2023	2022	2021
	(in thousands)		
Net sales:			
U.S.	$ 633,079	$ 669,179	$ 770,633
International	53,604	58,483	92,291
Total net sales	$ 686,683	$ 727,662	$ 862,924
Income from operations:			
U.S. [1]	$ 63,341	$ 61,479	$ 100,336
International [1][2]	(11,064)	(12,153)	(25,051)
Unallocated corporate expenses [3]	(20,336)	(25,063)	(24,443)
Total income from operations	$ 31,941	$ 24,263	$ 50,842
Depreciation and amortization:			
U.S.	$ 18,489	$ 18,279	$ 18,504
International	1,082	1,257	4,016
Total depreciation and amortization	$ 19,571	$ 19,536	$ 22,520
Capital expenditures:			
U.S.	$ 2,427	$ 2,088	$ 3,838
International	374	887	148
Total capital expenditures	$ 2,801	$ 2,975	$ 3,986

[1] In 2022, income from operations includes restructuring expenses of $0.4 million for the U.S. segment and $0.4 million for the International segment, as described in NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES.

[2] In 2021, the Company recognized non-cash impairment charges of $14.8 million related to the international segment as described in NOTE 7 — GOODWILL AND INTANGIBLE ASSETS.

[3] The Company recognized expenses of $5.1 million and $0.5 million in 2022 and 2021, respectively, for estimated remediation costs related to the Wallace EPA Matter, as described in NOTE 14 — COMMITMENTS AND CONTINGENCIES. In 2023 and 2022, the Company recognized $0.8 million and $0.6 million, respectively, of restructuring expenses within unallocated corporate expenses, as described in NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES.

	December 31,	
	2023	2022
	(in thousands)	
Assets:		
U.S.	$ 560,716	$ 608,496
International	90,237	93,794
Unallocated corporate	16,189	23,598
Total assets	$ 667,142	$ 725,888

| | Year Ended December 31, | |
	2023	2022
	(in thousands)	
Goodwill:		
U.S.		
Beginning balance	$ 33,237	$ 30,271
Acquisition activity	—	2,966
Total goodwill	$ 33,237	$ 33,237

Geographical information

The following table sets forth long-lived assets by the major geographic locations:

| | December, | |
	2023	2022
	(in thousands)	
Long-lived assets, excluding intangible assets, at period-end:		
United States	$ 66,341	$ 75,308
Mexico	1,826	12,516
United Kingdom	22,692	22,845
Rest of World	795	1,076
Total	$ 91,654	$ 111,745

NOTE 14 — COMMITMENTS AND CONTINGENCIES

Royalties

The Company has license agreements that require the payment of minimum royalties on sales of licensed products. The estimated future minimum royalties payable under the noncancellable term of these agreements are as follows (in thousands):

Year ending December 31,	
2024	$ 8,116
2025	150
Total	$ 8,266

Legal proceedings

Wallace EPA Matter

Wallace Silversmiths de Puerto Rico, Ltd. ("WSPR"), a wholly-owned subsidiary of the Company, operates a manufacturing facility in San Germán, Puerto Rico that is leased from the Puerto Rico Industrial Development Company ("PRIDCO"). In March 2008, the U.S. Environmental Protection Agency (the "EPA") announced that the San Germán Ground Water Contamination site in Puerto Rico (the "Site") had been added to the Superfund National Priorities List due to contamination present in the local drinking water supply.

In May 2008, WSPR received from the EPA a Notice of Potential Liability and Request for Information pursuant to 42 U.S.C. Sections 9607(a) and 9604(e) of the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"). In July 2011, WSPR received a letter from the EPA requesting access to the property that it leases from PRIDCO to conduct an environmental investigation, and the Company granted such access. In February 2013, the EPA requested access to conduct a further environmental investigation at the property. PRIDCO agreed to such access, and the Company consented. The EPA conducted a further investigation during 2013 and, in April 2015, notified the Company and PRIDCO that the results from vapor intrusion sampling may warrant the implementation of measures to mitigate potential exposure to sub-slab soil gas. The Company reviewed the information provided by the EPA and requested that PRIDCO, as the property owner, find and implement a solution acceptable to the EPA. While WSPR did not cause the sub-surface condition that resulted in the potential for vapor intrusion, in order to protect the health of its employees and continue its business operations, it has nevertheless implemented corrective action measures to prevent vapor intrusion, such as sealing the floors of the building and conducting periodic air monitoring to address potential exposure.

On August 13, 2015, the EPA released its remedial investigation and feasibility study ("RI/FS") for the Site. On December 11, 2015, the EPA issued the Record of Decision ("ROD") for an initial operable unit ("OU-1"), electing to implement its preferred remedy, which consists of soil vapor extraction and dual-phase extraction/in-situ treatment. This selected remedy includes soil vapor extraction ("SVE") to address soil (vadose zone) source areas at the Site, impermeable cover as necessary for the implementation of SVE, dual phase extraction in the shallow saprolite zone, and in-situ treatment as needed to address residual sources. The EPA's total net present worth estimated cost for its selected remedy is $7.3 million. In February 2017, the EPA indicated that it planned to expand its field investigation for the RI/FS to a second operable unit ("OU-2") to determine the nature and extent of the groundwater contamination at and from the Site and to determine the nature of the remedial action needed to address the contamination. The EPA requested access to the property occupied by WSPR to install monitoring wells and to undertake groundwater sampling as part of this expanded investigation. WSPR consented to the EPA's access request, provided that the EPA received PRIDCO's consent as the property owner. WSPR never used the primary contaminant of concern and did not take up its tenancy at the Site until after the EPA had discovered the contamination in the local water supply. The EPA has also issued notices of potential liability to a number of other entities affiliated with the Site, which used the contaminants of concern.

In December 2018, the Company, WSPR, and other identified potentially responsible parties affiliated with the Site entered into tolling agreements with the U.S. government to extend the statute of limitations for potential claims for the recovery of response costs for the initial operable unit under Section 107 of CERCLA. The tolling agreements have been extended multiple times and currently expire in November 2025. The tolling agreements do not constitute in any way an admission or acknowledgment of any fact, conclusion of law, or liability by the parties to the agreements.

The EPA released its proposed plan for OU-2 in July 2019, and on September 30, 2019, the EPA issued the ROD for OU-2. The EPA elected to implement its preferred remedy consisting of in-situ treatment of groundwater and a monitored natural attenuation program including monitoring of the plume fringe at the Site. The EPA's estimated total net present worth cost for its selected remedy for OU-2 is $17.3 million, and the EPA is currently leading remediation of OU-2.

In August 2021, WSPR received a Notice of Liability for the Site from the Department of Justice on behalf of the EPA, and in September 2021, WSPR responded with a good faith offer to conduct additional testing and remedial design work for OU-1. WSPR has actively participated in negotiations among the U.S. Government (the Department of Justice and the EPA) and other potentially responsible parties with respect to the remedial work at OU-1, which negotiations culminated in the finalization of a Consent Decree for Remedial Design and Remedial Action at Operable Unit One of the San German Groundwater Contamination Site ("Consent Decree"). On July 26, 2023, the U.S. Government filed a complaint in United States District Court for the District of Puerto Rico for the purpose of seeking judicial approval of the Consent Decree. As required by applicable regulations, the U.S. Government simultaneously lodged the Consent Decree for public comment. No comments were received during the public comment period. On September 6, 2023, at the conclusion of the public comment period, the U.S. Government filed a Motion to Enter the Consent Decree, which the court granted on December 1, 2023, thereby effectuating the Consent Decree.

The Company has reserved $5.6 million to cover probable and estimable liabilities with respect to the above remedial design and remedial action for the initial operable unit. However, it is not possible at this time for the Company to estimate its share of its ultimate liability for the Site. In the event of one or more adverse determinations related to this matter, it is possible that the ultimate liability resulting from this matter and the impact on the Company's results of operations could be material.

U.S. Customs and Border Protection Matter

By letter dated August 26, 2019, the Company was advised that U.S. Customs and Border Protection ("CBP") had commenced an investigation, pursuant to 19 U.S.C. §1592, regarding the Company's tariff classification of certain tableware and kitchenware. The issue centers on whether such merchandise meets the criteria for reduced duty rates as specified sets as those terms are defined in Chapter 69, Note 6(b), Harmonized Tariff System of the United States. The period of investigation is stated to be from August 26, 2014 to the present. Since being notified of the investigation, the Company has obtained a significant amount of evidence that, the Company believes, supports that the imported products were properly classified as specified sets. The Company's counsel filed a Lead Protest and Application for Further Review with CBP on February 5, 2020 (the "Lead Protest") relating to a single shipment made during the investigation period.

CBP approved the Company's Lead Protest on June 8, 2020 stating that the specified set requirement was fulfilled with respect to the protested shipment based on information provided by the Company. Based on this decision, no additional duties will be owed for the seven tableware collections imported in this shipment.

The Company also compiled and submitted to CBP a complete set of supporting documents for three additional protests (for the remaining 29 tableware collections that were imported by the Company under the protested shipments). One of the additional protests was approved on October 15, 2020; the other two remain pending. If the CBP approves these additional claims and accepts the evidence presented, then no additional duties will be owed for the remaining protested shipments.

Because the period of investigation covers a five-year period, the Company is compiling supporting documentation packages for all tableware collections imported during this period.

In the event CBP accepts the evidence presented, then no additional duties or penalties will be owed. If CBP rejects the Company's position, then the estimated amount of duties that could be owed is $0.5 million. In such event, it is reasonably possible that additional penalties could be assessed, depending upon the level of culpability found, of up to $0.9 million for negligence and up to $1.8 million for gross negligence. In the event penalties are assessed, the Company will have the opportunity to further contest CBP's findings and seek cancellation or mitigation of such assessments.

Accordingly, based on the above uncertainties and variables, the Company considers the potential losses related to this matter to be reasonably possible, but not probable. However, in the event of one or more adverse determinations related to this matter, it is possible that the ultimate liability resulting from this matter and the impact on the Company's results of operations could be material.

Other

The Company is, from time to time, involved in other legal proceedings. The Company believes that other current litigation is routine in nature and incidental to the conduct of the Company's business and that none of this litigation, individually or collectively, would have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 15 — RETIREMENT PLANS

401(k) plan and other defined contribution plans

The Company maintains a defined contribution retirement plan for eligible employees under Section 401(k) of the Internal Revenue Code. Participants can make voluntary contributions up to the Internal Revenue Service limit of $22,500 ($30,000 for employees 50 years old or over) for 2023. The Company suspended its matching contribution in 2009 as an expense savings measure. The Company's United Kingdom-based subsidiary, Lifetime Brands Europe Limited, maintains a defined contribution pension plan.

Retirement benefit obligations

The Company assumed retirement benefit obligations, which are paid to certain former executives of a business acquired in 2006. The obligations under the agreements with these former executives are unfunded and amounted to $5.6 million at December 31, 2023 and $5.7 million at December 31, 2022.

The discount rate used to calculate the retirement benefit obligations was 4.66% at December 31, 2023 and 4.89% at December 31, 2022. The retirement benefit obligations are included in accrued expenses and other long-term liabilities.

The Company expects to recognize $0.1 million of actuarial losses included in accumulated other comprehensive loss in net periodic benefit cost in 2024.

Expected benefit payments for each of the next five fiscal years and in the aggregate for the five fiscal years thereafter are as follows (in thousands):

Year ending December 31,

2024	$	491
2025		466
2026		442
2027		420
2028		399
2029 through 2033		1,745

NOTE 16 — OTHER

Inventory

The components of inventory are as follows:

	December 31,			
	2023		2022	
	(in thousands)			
Finished goods	$	180,860	$	213,450
Work in process		106		70
Raw materials		7,681		8,689
Total	$	188,647	$	222,209

Property and equipment

Property and equipment (including finance leases) consist of:

	December 31,			
	2023		2022	
	(in thousands)			
Machinery, furniture and equipment	$	80,140	$	77,948
Leasehold improvements		38,962		37,834
Computer hardware and software		38,408		38,120
Building and improvements		960		764
Construction in progress		569		1,249
Land		100		100
Total		159,139		156,015
Less: accumulated depreciation and amortization		(142,169)		(137,993)
Total	$	16,970	$	18,022

Depreciation and amortization expense of property and equipment for the years ended December 31, 2023, 2022 and 2021 was $4.7 million, $5.0 million and $6.0 million, respectively.

Accrued expenses

Accrued expenses consist of:

		December 31,		
		2023		2022
		(in thousands)		
Customer allowances and rebates	$	29,162	$	31,281
Compensation and benefits		12,434		9,789
Vendor invoices		10,504		6,930
Freight		5,627		6,869
Wallace facility remediation		5,640		500
Royalties		5,104		2,408
Professional fees		2,284		2,743
Interest		1,740		136
Commissions		622		656
Other non-income tax liabilities		555		10,054
Restructuring		—		986
Other		4,684		5,250
Total	$	78,356	$	77,602

Other long-term liabilities

Other long-term liabilities consist of:

		December 31,		
		2023		2022
		(in thousands)		
Retirement benefit obligations	$	5,063	$	5,178
Wallace facility remediation		—		5,140
Other non-income tax liabilities		3,156		3,037
Unearned revenue		797		890
Contingent consideration		—		650
Other long-term obligations		110		100
Total	$	9,126	$	14,995

Supplemental disclosure of cash flow information

		Year Ended December 31,				
		2023		2022		2021
		(in thousands)				
Cash paid for interest	$	18,626	$	15,421	$	13,702
Cash paid for taxes, net of refunds		8,054		9,757		19,012
Non-cash investing and financing activities:						
Translation loss recognized on change in Vasconia ownership		—		—		3,404
Non-cash gain on dilution of Vasconia ownership		—		—		(1,732)

Components of accumulated other comprehensive loss, net

		Year Ended December 31,				
		2023		2022		2021
		(in thousands)				
Accumulated translation adjustment:						
Balance at beginning of year	$	(36,072)	$	(31,752)	$	(35,846)
Translation adjustment during period		3,458		(4,320)		690
Amount reclassified from accumulated other comprehensive loss [1]		—		—		3,404
Translation Adjustment	$	3,458	$	(4,320)	$	4,094
Balance at end of year	$	(32,614)	$	(36,072)	$	(31,752)
Accumulated deferred (losses) gains on cash flow hedges:						
Balance at beginning of year	$	923	$	78	$	(1,125)
Change in unrealized (losses) gains		(527)		2,126		(311)
Amounts reclassified from accumulated other comprehensive loss: [2]						
Settlement of cash flow hedges		(530)		(1,281)		1,514
Net change in cash flow hedges, net of taxes of $(30), $(190) and $(246)	$	(1,057)	$	845	$	1,203
Balance at end of year	$	(134)	$	923	$	78
Accumulated effect of retirement benefit obligations:						
Balance at beginning of year	$	(705)	$	(1,875)	$	(2,201)
Net (loss) income arising from retirement benefit obligations, net of tax of $31, $(359) and $(64)		(93)		1,054		191
Amount reclassified from accumulated other comprehensive loss: [3]						
Amortization of loss, net of tax of $(16), $(39) and $(45)		47		116		135
Net effects of retirement benefit obligations	$	(46)	$	1,170	$	326
Balance at end of year	$	(751)	$	(705)	$	(1,875)
Total accumulated other comprehensive loss at end of period	$	(33,499)	$	(35,854)	$	(33,549)

[1] Amount is recorded in equity in (losses) earnings on the consolidated statements of operations.

[2] Amounts are recorded in interest expense and cost of goods sold on the consolidated statements of operations.

[3] Amount is recorded in selling, general and administrative expenses on the consolidated statements of operations.

Item 15(a)


LIFETIME BRANDS, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(in thousands)


COL. A	COL. B		COL. C		COL. D		COL. E	
Description	**Balance at beginning of period**		**Charged to costs and expenses**		**Deductions**		**Balance at end of period**	
Year ended December 31, 2023								
Deducted from asset accounts:								
Allowance for doubtful accounts	$	5,195	$	2,116	$	— (a)	$	7,311
Reserve for sales returns and allowances		9,411		6,900 (c)		(7,670) (b)		8,641
	$	14,606	$	9,016	$	(7,670)	$	15,952
Year ended December 31, 2022								
Deducted from asset accounts:								
Allowance for doubtful accounts	$	4,656	$	662	$	(123) (a)	$	5,195
Reserve for sales returns and allowances		11,888		5,961 (c)		(8,438) (b)		9,411
	$	16,544	$	6,623	$	(8,561)	$	14,606
Year ended December 31, 2021								
Deducted from asset accounts:								
Allowance for doubtful accounts	$	4,624	$	367	$	(335) (a)	$	4,656
Reserve for sales returns and allowances		12,389		8,716 (c)		(9,217) (b)		11,888
	$	17,013	$	9,083	$	(9,552)	$	16,544

[a] Uncollectible accounts written off, net of recoveries.

[b] Allowances granted.

[c] Charged to net sales.

Exhibit 21.1

Subsidiaries of the Registrant

Name of subsidiary	State/Country of Incorporation	Ownership
Creative Tops Limited	United Kingdom	100 %
Lifetime Brands Europe B.V.	Netherlands	100 %
Grand Venture Enterprises Limited	Hong Kong	100 %
La Cafetiere (UK) Limited	United Kingdom	100 %
Lifetime Brands (Jersey) Limited	Jersey, Channel Islands	100 %
Lifetime Brands Europe Limited	United Kingdom	100 %
Lifetime Brands Global Limited	Hong Kong	100 %
Lifetime Brands, Inc. (HK) Limited	Hong Kong	100 %
Lifetime Brands Global Trading (Shanghai) Company Limited	China	100 %
Lifetime Brands International Shanghai	China	100 %
Lifetime Brands Holdings Limited	United Kingdom	100 %
Lifetime Brands UK Limited	United Kingdom	100 %
New Goal Development Limited	Hong Kong	100 %
Pfaltzgraff Factory Stores, Inc.	Delaware	100 %
The Chef'n Corporation	Washington	100 %
Thomas Plant (Birmingham) Holdings Limited	United Kingdom	100 %
Wallace Silversmiths de Puerto Rico Ltd.	Cayman Islands	100 %
Exacture LLC	Delaware	100 %
LTB Maquila Factory Imports I, LLC	Delaware	100 %
LTB Maquila Factory Imports II, LLC	Delaware	100 %
Lifetime Brands Maquila México, S. de R.L. de C.V.	Mexico	100 %
LTB de México, S.A. de C.V.	Mexico	100 %

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-265931, 333-105382, 333-146017, 333-162734, 333-186208, 333-208961, 333-221613, 333-226666, 333-239539) pertaining to the Amended and Restated 2000 Long-Term Incentive Plan of Lifetime Brands, Inc. of our reports dated March 12, 2024, with respect to the consolidated financial statements and schedule of Lifetime Brands, Inc., and the effectiveness of internal control over financial reporting of Lifetime Brands, Inc. included in this Annual Report (Form 10-K) for the year ended December 31, 2023.

/s/ ERNST & YOUNG LLP

Jericho, New York
March 12, 2024

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Grupo Vasconia, S.A.B.
Avenida 16 de septiembre #346
Colonia El Partidor
Cuautitlán, Estado de México,
C.P. 54879

We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-265931, 333-105382, 333-146017, 333-162734, 333-186208, 333-208961, 333-221613, 333-226666, 333-239539) of Lifetime Brands, Inc. of our report dated March 12, 2024 relating to the consolidated financial statements (not presented separately herein) of Grupo Vasconia, S.A.B. and subsidiaries (the "Company") included in the December 31, 2023 annual report on Form 10-K of Lifetime Brands, Inc.

Our report dated March 12, 2024 contains an explanatory paragraph that states that International Financial Reporting Standards as issued by the IASB vary in certain significant respects from generally accepted accounting principles in the United States of America. Information relating to the nature and effect of such differences is presented in note 22 to the consolidated financial statements of the Company.

Castillo Miranda y Compañía, S.C. (BDO México)

/s/ C.P.C. Carlos Enrique Charraga Sanchez

C.P.C. Carlos Enrique Charraga Sanchez

Partner

Mexico City, Mexico

March 12, 2024

Exhibit 31.1

CERTIFICATION

I, Robert B. Kay, certify that:

1. I have reviewed this Annual Report on Form 10-K of Lifetime Brands, Inc. ("the registrant");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

   Date: March 12, 2024

   /s/ Robert B. Kay
   _____
   Robert B. Kay
   Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION

I, Laurence Winoker, certify that:

1. I have reviewed this Annual Report on Form 10-K of Lifetime Brands, Inc. ("the registrant");

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))) for the registrant and have:

   a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

   b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's Board of Directors (or persons performing the equivalent functions):

   a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2024

/s/ Laurence Winoker

Laurence Winoker
Executive Vice President - Treasurer and Chief Financial Officer

Exhibit 32.1

Certification by Robert B. Kay, Chief Executive Officer and Director, and Laurence Winoker, Executive Vice President - Finance, Treasurer and Chief Financial Officer, Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

I, Robert B. Kay, Chief Executive Officer, and I, Laurence Winoker, Executive Vice President - Finance, Treasurer and Chief Financial Officer, of Lifetime Brands, Inc., a Delaware corporation (the "Company"), each hereby certifies that:

(1) The Company's Annual Report on Form 10-K for the year ended December 31, 2023 (the "Form 10-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert B. Kay	/s/ Laurence Winoker
Robert B. Kay Chief Executive Officer and Director	Laurence Winoker Executive Vice President- Treasurer and Chief Financial Officer
Date: March 12, 2024	Date: March 12, 2024

A signed original of this certification required by 18 U.S.C. Section 1350 has been provided to Lifetime Brands, Inc. and will be retained by Lifetime Brands, Inc. and furnished to the SEC or its staff upon request.

This certification is being furnished solely pursuant to 18 U.S.C. 1350, shall not be deemed "filed" with the Securities and Exchange Commission for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under that section, and shall not be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation by reference language contained in such filing.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Grupo Vasconia, S.A.B.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Grupo Vasconia S.A.B. and Subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the accompanying consolidated financial statements, the Company has faced liquidity and solvency problems as a result of the decrease in margins and cash flows of its subsidiary Almexa Aluminio, S. A. de C. V. (Almexa), originated by various internal and market circumstances. As a result of this situation, as of June 2023, the Company and Almexa suspended the payments of the debt service contracted with their banking and stock market creditors, having previously received the consent of its creditors until the restructuring of these banking and stock market liabilities is agreed. As of that date and until the date of issuance of this report, the Company is in the process of negotiating with its banking creditors and holders of stock certificates, aimed at obtaining a definitive agreement on the long-term restructuring of these debts, for which monthly waiting agreements have been signed and extended with the objective, among others, of determining the form and times to implement and document the refinancing of the Company and Almexa. Due to this situation and having cross-default clauses in the debt contracts, in accordance with the provisions of International Accounting Standard 1, the bank and stock market debt contracted in the long term has been reclassified to short term, resulting in the consolidated financial statements as of December 31, 2023, presenting a negative working capital position.

These events or conditions raise substantial doubt about the Company's ability to continue as a going concern. To remedy this situation, the plans developed by the Company's management are described in Note 13 aforementioned, highlighting: i) achieving a long-term restructuring agreement with all its creditors; ii) ensuring that its subsidiaries generate sufficient cash flows for their operation and to cover the service of the restructured debt and; iii) obtaining fresh cash resources. The attached financial statements do not include adjustments that may arise due to this uncertainty.

Differences from U.S. generally accepted accounting principles

International Financial Reporting Standards as issued by the IASB vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 23 to the consolidated financial statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: relate to accounts or disclosures that are material to the consolidated financial statements and involved our especially challenging, subjective, or complex judgments.- The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Going concern evaluation

As mentioned in Note 13, management determined that its consolidated financial statements as at December 31, 2023, have been prepared under the assumption that it operates on a going concern basis. This going concern evaluation is considered a critical audit matter.

Our audit procedures, among other things, included the following, i) evaluate the plans of the administration to renegotiate the debt; ii) review the extensions granted by the creditors monthly; iii) evaluate the historical and projected information on operating profit or loss financial structure; iv) analyze the the feasibility of the future projects of the Company v) analyze the main financial ratios, key indexes and indicators of the industry in which the Company operates.

Assessment of recoverability of deferred tax assets

As discussed in Note 21 to the consolidated financial statements, as at December 31, 2023 the Company recorded deferred tax assets of $285,226,576 relating to tax losses incurred and temporary differences. The assessment of the recoverability of these deferred tax assets is dependent on the generation of future taxable income. Significant judgment and estimation is required to assess the sufficiency of future taxable income to utilize the recognized deferred tax assets. The Company uses projections of future taxable income in order to assess the probability that the deferred tax assets will be realized. Predicting future taxable income is dependent on assumptions and judgments regarding future market conditions, production rates, and intercompany sales. The Company determined that the realization of these deferred tax assets is probable.

The primary procedures we performed to address this critical audit matter to assess the Company's estimate of future taxable income, include the evaluation of key assumptions in the model by comparing: (i) forecast of aluminum prices to published views of independent market participants, (ii) foreign exchange rates to external analyst estimates, and (iii) forecast sales to historical trends, approved budgets and committed sales volumes. We performed a sensitivity analysis over the key assumptions to assess their impact on the Company's determination that the deferred tax assets were realizable.

CASTILLO MIRANDA Y COMPAÑÍA, S.C.

/s/ Carlos Enrique Charraga Sanchez

Carlos Enrique Charraga Sanchez

We have served as the Company's auditor since 2018.

Mexico City, Mexico
March 12, 2024

OFFICERS AND DIRECTORS

JEFFREY SIEGEL
Chairman of the Board of Directors

ROBERT B. KAY
Chief Executive Officer
Director

DANIEL SIEGEL
President

LAURENCE WINOKER
Executive Vice President
Treasurer and Chief Financial Officer

SARA SHINDEL
Executive Vice President
General Counsel and Secretary

VERONIQUE GABAI-PINSKY
Director

RACHAEL A. JAROSH
Director

CHERRIE NANNINGA
Director

CRAIG PHILLIPS
Director

BRUCE G. POLLACK
Director

MICHAEL J. REGAN
Director

MICHAEL SCHNABEL
Director

CORPORATE INFORMATION

CORPORATE HEADQUARTERS
1000 Stewart Avenue | Garden City, NY 11530 | (516) 683-6000

CODE OF BUSINESS CONDUCT AND ETHICS
The Company's Code of Business Conduct and Ethics can be found
on the Company's corporate website at www.lifetimebrands.com.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Ernst & Young LLP | One Jericho Plaza | Jericho, NY 11753

TRANSFER AGENT & REGISTRAR
Computershare Investor Services | P.O. Box 43006 | Providence, RI 02940-3006 | United States

By Overnight Delivery
Computershare Investor Services
150 Royall Street | Suite 101 | Canton, MA 02021 | United States

ANNUAL MEETING
The Annual Meeting of Stockholders will be held at 10:30 a.m., Eastern Time,
on Thursday, June 20, 2024 virtually via live webcast
at **meetnow.global/M9YAJCU**

FORWARD LOOKING STATEMENTS
In this annual report, the use of the words "believe," "continue," "could," "drive," "enable," "expect," "gain," "improve," "intend," "maintain," "may," "positioned," "project," "projected," "should," "will," "would" or similar expressions is intended to identify forward-looking statements. Such statements include all statements regarding the growth of the Company, the Company's financial guidance, the Company's ability to navigate the current environment and advance the Company's strategy, the Company's commitment to increasing investments in future growth initiatives, the Company's initiatives to create value, the Company's efforts to mitigate geopolitical factors and tariffs, the Company's current and projected financial and operating performance, results, and profitability and all guidance related thereto, including forecasted exchange rates and effective tax rates, as well as the Company's continued growth and success, future plans and intentions regarding the Company and its consolidated subsidiaries. Such statements represent the Company's current judgments, estimates, and assumptions about possible future events. The Company believes these judgments, estimates, and assumptions are reasonable, but these statements are not guarantees of any events or financial or operational results, and actual results may differ materially due to a variety of important factors. Such factors might include, among others, the Company's ability to comply with the requirements of its credit agreements; the availability of funding under such credit agreements; the Company's ability to maintain adequate liquidity and financing sources and an appropriate level of debt, as well as to deleverage its balance sheet; the possibility of impairments to the Company's goodwill; the possibility of impairments to the Company's intangible assets; the highly seasonal nature of the Company's business; the Company's ability to drive future growth and profitability from its European operations; changes in U.S. or foreign trade or tax law and policy; changes in general economic conditions that could impact the Company's customers and affect customer purchasing practices or consumer spending; customer ordering behavior; the performance of the Company's newer products; expenses and other challenges relating to the integration of any future acquisitions; changes in demand for the Company's products; changes in the Company's management team; the significant influence of the Company's largest stockholder; fluctuations in foreign exchange rates; changes in U.S. trade policy or the trade policies of nations in which the Company or the Company's suppliers do business; shortages of and price volatility for certain commodities; global health epidemics, such as the COVID-19 pandemic; social unrest, including related protests and disturbances; the emergence, continuation and consequences of geopolitical conflicts including: the conflicts in Ukraine, Israel and surrounding areas and the possible expansion of such conflicts; macro-economic challenges, including inflationary impacts and disruptions to the global supply chain; increase in supply chain costs; the imposition of tariffs and other trade policies and/or economic sanctions implemented by the U.S. and other governments; the Company's ability to successfully integrate acquired businesses; the Company's expectations regarding customer purchasing practices and the future level of demand for the Company's products; the Company's ability to execute on the goals and strategies set forth in the Company's five-year plan; and significant changes in the competitive environment and the effect of competition on the Company's markets, including on the Company's pricing policies, financing sources and ability to maintain an appropriate level of debt. The Company undertakes no obligation to update these forward-looking statements other than as required by law.



Lifetime Brands, Inc.
1000 Stewart Avenue, Garden City, New York 11530
www.lifetimebrands.com